www.resverlogix.com

RESVERLOGIX

RECEIVED

2007 SEP 19 A 7:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Via Courier


Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com


September 17, 2007

**SUPPL**

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

[redacted]

07026737

**RE: RESVERLOGIX CORP. FILE #35003**

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between August 31, 2007 through September 16, 2007.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

**RESVERLOGIX CORP.**

John C. Hunter

FOR: Kelly McNeill
Chief Financial Officer

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

Enclosures

9/19

File No. 35003

www.resverlogix.com

RECEIVED
2007 SEP 19 A 7:21

RESVERLOGIX

For Immediate Release TSX Exchange Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

# Resverlogix Corp. Amends U.S. $25 Million Convertible Debt

*Improves financial position with elimination of interest to maturity provisions and reduces the interest rate by 2%*

Calgary, AB September 4, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) announced today an amendment of its existing U.S. $25 million of convertible debentures that previously closed on June 7, 2007. Under the terms of the amendment, the conversion price has been amended to $8.76 from the original conversion price of $17.50 in exchange for the removal of the interest to maturity clause contained in the original financing and a reduction of the current adjusted 14% interest rate to a fixed rate of 12%.

"The impact of this amendment significantly increases our financial flexibility and eliminates the risk of potential liquidity issues in the event a conversion takes place at or near our current trading price which would trigger the interest to maturity provisions in the original June 2007 debenture financing," stated Kelly B. McNeill, Chief Financial Officer of Resverlogix. "This revised agreement provides the Company and its shareholders more certainty surrounding its future financial commitments and we are pleased that our debenture holders have supported Resverlogix in entering into this amendment. This strengthens our financial position heading into the filing of our IND and clinical trials which are scheduled in the 4th quarter of the calendar year."

The following are the key terms of the restructured financing:

- The obligation to pay interest to maturity on the debt if converted below the conversion price then in effect has been eliminated in the amended agreement
- Interest rate is fixed at 12%; 2% lower than the current rate on the original financing and eliminates further interest adjustments based on changes to trading price
- Debenture holders have access to a once monthly 5% of the principal amount put option for cash, shares or some combination thereof. The issuance of shares is subject to meeting certain equity conditions.
- The Debenture holders have a cumulative put option (if previous monthly put options are not exercised) in excess of the 5% put option, but the excess will be paid in shares unless otherwise agreed.
- Mandatory conversion of the entire debt at the option of Resverlogix set at $18.00 after June 30, 2008, if certain trading conditions are met.
- The warrants issued in the June 2007 financing have been re-priced to $10.25 from $20.63 and an additional 529,000 warrants have been issued as a condition of the restructuring. The warrant and conversion pricing is subject to certain anti-dilution provisions.

The January debt financing remains unchanged except for the waiver of trading volume provisions in the debenture which eliminates the requirement to pay cash on any interest to maturity conditions on the remaining note if certain trading volumes are not met. The warrants have been re-priced to $10.25 from $15.09 in exchange for the waiver of these trading volume related conditions. As of the time of this press release, U.S. $7.3 million remains outstanding on the original U.S. $17 million debenture financing.

File No. 35003

**About Resverlogix Corp.**
Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas™ program is the Company's primary focus, which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield™, a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

*This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.*

**For further information please contact:**

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kelly McNeill
Chief Financial Officer
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Kelly@resverlogix.com

Website: www.resverlogix.com

File No. 35003

**Form 51-102F3**
**Material Change Report**

**1. Name and Address of Company**

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

**2. Date of Material Change**

September 4, 2007

**3. News Release**

September 4, 2007 via Marketwire.

**4. Summary of Material Change**

Resverlogix Corp. ("Resverlogix") announced today an amendment of its existing U.S. $25 million of convertible debentures that previously closed on June 7, 2007. Under the terms of the amendment, the conversion price has been amended to $8.76 from the original conversion price of $17.50 in exchange for the removal of the interest to maturity clause contained in the original financing and a reduction of the current adjusted 14% interest rate to a fixed rate of 12%.

**5. Full Description of Material Change**

Resverlogix Corp. ("Resverlogix") announced today an amendment of its existing U.S. $25 million of convertible debentures that previously closed on June 7, 2007. Under the terms of the amendment, the conversion price has been amended to $8.76 from the original conversion price of $17.50 in exchange for the removal of the interest to maturity clause contained in the original financing and a reduction of the current adjusted 14% interest rate to a fixed rate of 12%.

The following are the key terms of the restructured financing:

- The obligation to pay interest to maturity on the debt if converted below the conversion price then in effect has been eliminated in the amended agreement
- Interest rate is fixed at 12%; 2% lower than the current rate on the original financing and eliminates further interest adjustments based on changes to trading price
- Debenture holders have access to a once monthly 5% of the principal amount put option for cash, shares or some combination thereof. The issuance of shares is subject to meeting certain equity conditions.
- The Debenture holders have a cumulative put option (if previous monthly put options are not exercised) in excess of the 5% put option, but the excess will be paid in shares unless otherwise agreed.
- Mandatory conversion of the entire debt at the option of Resverlogix set at $18.00 after June 30, 2008, if certain trading conditions are met.
- The warrants issued in the June 2007 financing have been re-priced to $10.25 from $20.63 and an additional 529,000 warrants have been issued as a condition of the restructuring. The warrant and conversion pricing is subject to certain anti-dilution provisions.

The January debt financing remains unchanged except for the waiver of trading volume provisions in the debenture which eliminates the requirement to pay cash on any interest to maturity conditions on the remaining note if certain trading volumes are not met. The warrants have been re-priced to $10.25 from $15.09 in exchange for the waiver of these trading volume related conditions. As of the time of this press release, U.S. $7.3 million remains outstanding on the original U.S. $17 million debenture financing.

File No. 35003

6. **Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

7. **Omitted Information**

N/A

8. **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. **Date of Report**

September 4, 2007

File No.: 35003

**EXECUTION COPY**

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. NOTWITHSTANDING THE FOREGOING, THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES MAY BE PLEDGED TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(A)(1),(2), (3) OR (7) UNDER THE SECURITIES ACT IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

**RESVERLOGIX CORP.**

**WARRANT TO PURCHASE COMMON SHARES**

Warrant No. ___

Dated: Original Issue Date of January 4, 2007, Amended and Restated as of August 31, 2007

Resverlogix Corp., a company incorporated under the Business Corporations Act (*Alberta*) (the "**Company**"), hereby certifies that, for value received, [______________], or its registered assigns (the "**Holder**"), is entitled to purchase from the Company up to a total of [_________] common shares (the "**Common Shares**"), of the Company (each such share, a "**Warrant Share**" and all such shares, the "**Warrant Shares**") at an exercise price per share equal to CAD$10.25 (as adjusted from time to time as provided in Section 9, the "**Exercise Price**"), at any time and from time to time from and after the date of original issuance of this Warrant (the "**Issue Date**") and through and including the four year anniversary of the Issue Date (the "**Expiration Date**"), and subject to the following terms and conditions. This Warrant to Purchase Common Shares (this "**Warrant**") is one of a series of similar warrants issued pursuant to that certain Securities Purchase Agreement, dated as of December 31, 2007, by and among the Company and the Purchasers identified therein (as amended, the "**Purchase Agreement**"). All such warrants are referred to herein, collectively, as the "**Warrants**."

1. Definitions. In addition to the terms defined elsewhere in this Warrant, capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement.

2. Registration of Warrant. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "**Warrant Register**"), in the name of the

Holder hereof from time to time. The Company may deem and treat the Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes.

3. Registration of Transfers. Subject to Section 4.1 of the Purchase Agreement, the Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached as Schedule 2 hereto duly completed and signed, to the Company's transfer agent or to the Company at its address specified herein. Upon any such registration or transfer, a new warrant to purchase Common Shares, in substantially the form of this Warrant (any such new warrant, a "**New Warrant**"), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Warrant.

4. Exercise and Duration of Warrant.

(a) This Warrant shall be exercisable by the Holder at any time and from time to time on or after the Issue Date to and including the Expiration Date. At 5:30 P.M., New York City time on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value.

(b) The Holder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached as Schedule 1 hereto (the "**Exercise Notice**"), appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised (which may take the form of a "cashless exercise" if so indicated in the Exercise Notice), and the date such items are delivered to the Company (as determined in accordance with the notice provisions hereof) is an "**Exercise Date**." The Holder shall be required to deliver the original Warrant in order to effect an exercise hereunder. The Holder shall, however, be entitled to effect the exercise of the remaining number of Warrant Shares by notice to the Company at any time during which the Warrant is in transit to or from the Company or in the possession of the Company.

5. Delivery of Warrant Shares.

(a) Upon exercise of this Warrant, the Company shall promptly (but in no event later than three Trading Days after the Exercise Date) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise. The Holder, or any Person so designated by the Holder to receive Warrant Shares, shall be deemed to have become the holder of record of such Warrant Shares as of the Exercise Date. The Company shall, upon request of the Holder, except to the extent prohibited by law or to the extent the Company cannot do so after using commercially reasonable efforts, use its best efforts to deliver Warrant Shares hereunder electronically through CDS Clearing and Depository Services Inc.

File No. 35003

(b) This Warrant is exercisable, either in its entirety or, from time to time, for any number of Warrant Shares. Upon surrender of this Warrant following one or more partial exercises, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase up to the remaining number of Warrant Shares.

(c) In addition to any other rights available to the Holder, if the Company fails to deliver to the Holder a certificate representing Warrant Shares by the third Trading Day after the date on which delivery of such certificate is required by this Warrant, and if after such third Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares that the Holder anticipated receiving from the Company (a **"Buy-In"**), then in the Holder's sole discretion, the Company shall within three Trading Days after the Holder's request, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the **"Buy-In Price"**), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (i) such number of Common Shares, multiplied by (ii) the Closing Price on the date of the event giving rise to the Company's obligation to deliver such certificate.

(d) The Company's obligations to issue and deliver Warrant Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares. Nothing herein shall limit the Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing Common Shares upon exercise of this Warrant as required pursuant to the terms hereof.

6. Charges, Taxes and Expenses. Issuance and delivery of certificates for Common Shares upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder or an Affiliate thereof. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof. Any and all payments by or on account of any obligation of the Company hereunder or under any other Transaction Document shall be made free and clear of and without reduction or withholding for any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings,

now or hereafter imposed, levied, collected, withheld or assessed by any governmental authority (other than taxes on or measured by net income of the Holder of this Warrant); provided that if any such taxes, levies, imposts, duties, charges, fees, deductions or withholdings are required to be withheld by the Company pursuant to applicable law from any amounts payable to the Holder, then (i) the sum payable to Holder shall be increased as necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section) the Holder receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions or withholdings and (iii) the Company shall timely pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable law.

7. Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, or the Holder fails to deliver such certificate as may otherwise be provided herein, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant.

8. Reservation of Warrant Shares. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Shares, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of persons other than the Holder (taking into account the adjustments and restrictions of Section 9). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price, or "cashless exercise" in respect thereof, in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable. The Company will take all such action as may be necessary to assure that such Common Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any securities exchange or automated quotation system upon which the Common Shares may be listed or quoted.

9. Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 9.

(a) Dividends and Stock Splits. If the Company, at any time while this Warrant is outstanding, (i) pays a share dividend on its Common Shares or otherwise makes a distribution on any class of capital stock that is payable in Common Shares, (ii) subdivides outstanding Common Shares into a larger number of shares, or (iii) combines outstanding Common Shares into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction the numerator of which shall be the number of Common Shares outstanding immediately before such event and the denominator of which shall be the number of Common Shares outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

(b) Pro Rata Distributions. If the Company, at any time while this Warrant is outstanding, distributes to holders of Common Shares (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Shares covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) any other asset (in each case, "**Distributed Property**"), then in each such case the Exercise Price in effect immediately prior to the record date fixed for determination of shareholders entitled to receive such distribution shall be adjusted (effective on such record date) to equal the product of such Exercise Price multiplied by a fraction the denominator of which shall be the average of the Closing Prices for the five Trading Days ending three Trading Days prior to such record date and the numerator of which shall be such average less the then fair market value of the Distributed Property distributed in respect of one outstanding Common Share, as determined by the Company's independent chartered accountants that regularly examine the financial statements of the Company (or, if such accountants decline to make such valuation, such independent chartered accountants or valuation firm that is mutually acceptable to the Company and the Holder) (the "**Appraiser**"). In such event, the Holder, after receipt of the determination by the Appraiser, shall have the right to select an additional appraiser (which shall be an accounting or valuation firm), in which case such fair market value shall be deemed to equal the simple average of the values determined by each of the Appraiser and such additional appraiser. As an alternative to the foregoing adjustment to the applicable Exercise Price, at the request of the Holder delivered before the 60th day after the record date fixed for determination of shareholders entitled to receive such distribution, the Company will hold the Distributed Property in escrow and deliver to the Holder, the Distributed Property that the Holder would have been entitled to receive in respect of such number of Warrant Shares had the Holder been the record holder of such Warrant Shares immediately prior to such record date within three Trading Days following exercise of this Warrant.

(c) Fundamental Changes. If, at any time while this Warrant is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Shares covered by Section 9(a) above) or any other Change of Control (in any such case, a "**Fundamental Change**"), then the Holder shall have the right thereafter only to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Change if it had been, immediately prior to such Fundamental Change, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (the "**Alternate Consideration**"). The aggregate Exercise Price for this Warrant will not be affected by any such Fundamental Change, but the Company shall apportion such aggregate Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Change, then the Holder shall be given the same choice as to the Alternate Consideration it is entitled to receive upon any exercise of this Warrant

following such Fundamental Change. At the Holder's request, any successor to the Company or surviving entity in such Fundamental Change shall issue to the Holder a new warrant consistent with the foregoing provisions and evidencing the Holder's right to purchase only the Alternate Consideration for the aggregate Exercise Price upon exercise thereof. The terms of any agreement pursuant to which a Fundamental Change is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 9(c) and ensuring that this Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Change (or, for greater certainty, any other event or circumstance referred to in this Section 9). If any Fundamental Change constitutes or results in a Change of Control, then at the request of the Holder delivered before the 90th day after such Fundamental Change, the Company (or any such successor or surviving entity) will purchase this Warrant from the Holder for a purchase price, payable in cash within five Trading Days after such request (or, if later, on the effective date of the Fundamental Change), equal to the value of the remaining unexercised portion of this Warrant on the date of such request calculated using the Black-Scholes option pricing model. For the purposes hereof, the term "**Change of Control**" means the occurrence of any of the following in one or a series of related transactions: (a) an acquisition after the Issue Date by an individual or legal entity or "group" under applicable Securities Laws of more than 50% of the voting rights or equity interests in the Company; (b) a replacement of more than 50% of the members of the Company's board of directors that is not approved or nominated by those individuals who are members of management or the board of directors on the Issue Date (or other directors previously approved by such individuals); (c) an amalgamation, arrangement, merger or consolidation of the Company or a sale directly or indirectly of any of the Company's material or core pharmaceutical compounds or other material assets of the Company, unless following such transaction or series of transactions, the holders of the Company's securities prior to such transaction continue to hold at least 50% of the voting rights and equity interests in the surviving entity or acquirer of such assets; (d) a recapitalization, reorganization or other transaction involving the Company or any Subsidiary that constitutes or results in a transfer of more than 50% of the voting rights or equity interests in the Company; (e) consummation of a "business combination" under Ontario Securities Laws with respect to the Company or any other transaction that would result in the Company no longer being a reporting issuer under applicable Securities Laws; or (f) the execution by the Company or its controlling shareholders of an agreement providing for or reasonably likely to result in any of the foregoing events.

(d) Subsequent Equity Sales.

(i) If, at any time prior to the Expiration Date, the Company or any Subsidiary issues additional Common Shares or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for Common Shares or otherwise entitling any Person to acquire Common Shares (collectively, "**Common Share Equivalents**") at a purchase price per Common Share (the "**Effective Price**") less than the Exercise Price (as adjusted hereunder to such date), then the Exercise Price shall be reduced to equal the Effective Price. For purposes of this paragraph, in connection with any issuance of any Common Share Equivalents, (A) the maximum number of Common Shares potentially issuable at any time upon conversion, exercise or exchange of such Common Share Equivalents (the "**Deemed Number**") shall be deemed to be outstanding upon issuance of such Common Share Equivalents, (B) the Effective Price

applicable to such Common Shares shall equal the minimum dollar value of consideration payable to the Company to purchase such Common Share Equivalents and to convert, exercise or exchange them into Common Shares, divided by the Deemed Number, (C) no further adjustment shall be made to the Exercise Price upon the actual issuance of Common Shares upon conversion, exercise or exchange of such Common Share Equivalents, and (D) to the extent that any such Common Share Equivalents expire before fully converted, exercised or exchanged, the Exercise Price will be readjusted to reflect such expiration.

(ii) If, at any time while this Warrant is outstanding, the Company directly or indirectly issues Common Share Equivalents with an Effective Price or a number of underlying shares that floats or resets or otherwise varies or is subject to adjustment based (directly or indirectly) on market prices of the Common Shares (a "**Floating Price Security**"), then for purposes of applying the preceding paragraph in connection with any subsequent conversion, the Effective Price will be determined separately on each Exercise Date and will be deemed to equal the lowest Effective Price at which any holder of such Floating Price Security is entitled to acquire Common Shares on such Exercise Date (regardless of whether any such holder actually acquires any shares on such date).

(iii) Notwithstanding the foregoing, no adjustment will be made under this paragraph (d) in respect of any issuances of Common Shares and Common Share Equivalents made pursuant to the definition of Excluded Stock.

(e) Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to paragraphs (a), (b) or (d) of this Section, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the increased or decreased number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

(f) Calculations. All calculations under this Section 9 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of Common Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the sale or issuance of any such shares shall be considered an issue or sale of Common Shares.

(g) Deferral of De Minimus Adjustment. No adjustment in the Exercise Price need be made unless the adjustment would require an increase or decrease of at least $0.01 in the Exercise Price, provided that any adjustment which does not meet this threshold and is not made shall be carried forward and taken into account in subsequent adjustments.

(h) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 9, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the

transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company's transfer agent.

(i) Approvals. In the event that any adjustment of the Conversion Price requires approval of the TSX or any other person or regulatory body, adjustment shall be made to the maximum extent not requiring such approval and the Company shall use it best efforts to obtain the required approval as soon as possible.

10. Notice of Corporate Events. If the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Shares, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any Subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits shareholder approval for any Fundamental Change or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least seven Trading Days prior to the applicable record or effective date on which a Person would need to hold Common Shares in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Holder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

11. Payment of Exercise Price. The Holder, at its election, may either pay the Exercise Price in immediately available funds, or satisfy its obligation to pay the Exercise Price through a "cashless exercise," in which event the Company shall issue to the Holder the number of Warrant Shares determined as follows:

$$X = Y\,[(A-B)/A]$$

where:

X = the number of Warrant Shares to be issued to the Holder.

Y = the number of Warrant Shares with respect to which this Warrant is being exercised.

A = the average of the Closing Prices for the five Trading Days immediately prior to (but not including) the Exercise Date.

B = the Exercise Price.

12. Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. If any fraction of a Warrant Share would, except for the provisions of this Section, be issuable upon exercise of this Warrant, the number of Warrant Shares to be issued will be rounded down to the nearest whole share with the fractional interest to be paid in cash based on the then current market price.

13. Notices. Any and all notices or other communications or deliveries hereunder (including any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in the Purchase Agreement prior to 5:30 p.m. (New York City time) on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in the Purchase Agreement on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the Trading Day following the date of sending, if sent by nationally recognized overnight courier service specifying next Business Day delivery, or (iv) upon actual receipt by the party to whom such notice is required to be given, if by hand delivery. The address and facsimile number of a party for such notices or communications shall be as set forth in the Purchase Agreement, unless changed by such party by two Trading Days' prior notice to the other party in accordance with this Section 13.

14. Limitation on Exercise. Notwithstanding anything to the contrary contained herein, the number of Common Shares that may be acquired by the Holder upon any exercise of this Warrant shall be limited to the extent necessary to ensure that, immediately following such exercise, the total number of Common Shares then beneficially owned by the Holder and its Affiliates and any other Persons whose beneficial ownership of Common Shares would be aggregated with the Holder's for purposes of Section 101 of the Securities Act (Ontario), does not exceed 9.9% (the "**Maximum Percentage**") of the total number of issued and outstanding Common Shares (including for such purpose the Common Shares issuable upon such exercise). The Company's obligation to issue Common Shares in excess of the limitation referred to in this Section shall be suspended (and shall not terminate or expire notwithstanding any contrary provisions herein or in any Transaction Document) until such time, if any, as such Common Shares may be issued in compliance with such limitation.

15. Miscellaneous.

(a) The Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or (except as provided in the 3rd sentence of Section 9(b)) receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, amalgamation, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 15(a), the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company, contemporaneously with the giving thereof to the shareholders.

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(b) Subject to the restrictions on transfer set forth on the first page hereof and in Section 4.1 of the Purchase Agreement, this Warrant may be assigned by the Holder. This Warrant may not be assigned by the Company except to a successor in the event of a Fundamental Change. This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant. This Warrant may be amended only in writing signed by the Company and the Holder or their successors and permitted assigns.

(c) The Company will not, by amendment of its governing documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company (i) will take all such action as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares on the exercise of this Warrant, and (ii) will not close its shareholder books or records in any manner which interferes with the timely exercise of this Warrant.

(d) <u>Governing Law; Venue; Waiver Of Jury Trial</u>. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. THE COMPANY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

(e) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(f) In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a

File No. 35003

commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

(g) The Company shall, to the extent not prohibited under applicable Securities Laws, cooperate in issuing certificates representing Warrants or Warrant Shares free of any legends upon the request of the Holder at any time.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK,
SIGNATURE PAGE FOLLOWS]

File No. 35003

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by a duly authorized officer as of the date first above indicated.

**RESVERLOGIX CORP.**

By: ______________________________

Name:

Title:

File No. 35003

**Schedule 1**

**FORM OF EXERCISE NOTICE**

(To be executed by the Holder to exercise the right to purchase Common Shares under the foregoing Warrant)

To: Resverlogix Corp.

The undersigned is the Holder of Warrant No. ______ (the "**Warrant**") issued by Resverlogix Corp., a company incorporated under the Business Corporations Act (*Alberta*) (the "**Company**"). Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Warrant.

1. The Warrant is currently exercisable to purchase a total of _____________ Warrant Shares.

2. The undersigned Holder hereby exercises its right to purchase _______________ Warrant Shares pursuant to the Warrant.

3. The Holder intends that payment of the Exercise Price shall be made as (check one):

   ____ "Cash Exercise"

   ____ "Cashless Exercise"

4. If the Holder has elected a Cash Exercise, the Holder shall pay the sum of $___________ to the Company in accordance with the terms of the Warrant.

5. Pursuant to this exercise, the Company shall deliver to the Holder ______________ Warrant Shares in accordance with the terms of the Warrant.

6. Following this exercise, the Warrant shall be exercisable to purchase a total of ______________ Warrant Shares.

Dated: _____________, ____

Name of Holder:

(Print) ____________________________

By:____________________________

Name:____________________________

Title:____________________________

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

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**Schedule 2**

**FORM OF ASSIGNMENT**

[To be completed and signed only upon transfer of Warrant]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______________________________ the right represented by the within Warrant to purchase ___________ Common Shares of Resverlogix Corp. to which the within Warrant relates and appoints _______________ attorney to transfer said right on the books of Resverlogix Corp. with full power of substitution in the premises.

Dated: _____________, ____

__________________________________
(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

_______________________________
Address of Transferee

_______________________________

_______________________________

In the presence of:

__________________________

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be reduced to equal the Effective Price. For purposes of this paragraph, in connection with any issuance of any Common Share Equivalents, (A) the maximum number of Common Shares potentially issuable at any time upon conversion, exercise or exchange of such Common Share Equivalents (the "**Deemed Number**") shall be deemed to be outstanding upon issuance of such Common Share Equivalents, (B) the Effective Price applicable to such Common Shares shall equal the minimum dollar value of consideration payable to the Company to purchase such Common Share Equivalents and to convert, exercise or exchange them into Common Shares, divided by the Deemed Number, (C) no further adjustment shall be made to the Exercise Price upon the actual issuance of Common Shares upon conversion, exercise or exchange of such Common Share Equivalents, and (D) to the extent that any such Common Share Equivalents expire before fully converted, exercised or exchanged, the Exercise Price will be readjusted to reflect such expiration.

(ii) If, at any time while this Warrant is outstanding, the Company directly or indirectly issues Common Share Equivalents with an Effective Price or a number of underlying shares that floats or resets or otherwise varies or is subject to adjustment based (directly or indirectly) on market prices of the Common Shares (a "**Floating Price Security**"), then for purposes of applying the preceding paragraph in connection with any subsequent conversion, the Effective Price will be determined separately on each Exercise Date and will be deemed to equal the lowest Effective Price at which any holder of such Floating Price Security is entitled to acquire Common Shares on such Exercise Date (regardless of whether any such holder actually acquires any shares on such date).

(iii) Notwithstanding the foregoing, no adjustment will be made under this paragraph (d) in respect of any issuances of Common Shares and Common Share Equivalents made pursuant to the definition of Excluded Stock.

(e) <u>Number of Warrant Shares</u>. Simultaneously with any adjustment to the Exercise Price pursuant to paragraphs (a), (b) or (d) of this Section, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the increased or decreased number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

(f) <u>Calculations</u>. All calculations under this <u>Section 9</u> shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of Common Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the sale or issuance of any such shares shall be considered an issue or sale of Common Shares.

(g) <u>Deferral of De Minimus Adjustment</u>. No adjustment in the Exercise Price need be made unless the adjustment would require an increase or decrease of at least $0.01 in the Exercise Price, provided that any adjustment which does not meet this threshold and is not made shall be carried forward and taken into account in subsequent adjustments.

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(h) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 9, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company's transfer agent.

(i) Approvals. In the event that any adjustment of the Conversion Price requires approval of the TSX or any other person or regulatory body, adjustment shall be made to the maximum extent not requiring such approval and the Company shall use it best efforts to obtain the required approval as soon as possible.

10. Notice of Corporate Events. If the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Shares, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any Subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits shareholder approval for any Fundamental Change or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least seven Trading Days prior to the applicable record or effective date on which a Person would need to hold Common Shares in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Holder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

11. Payment of Exercise Price. The Holder, at its election, may either pay the Exercise Price in immediately available funds, or satisfy its obligation to pay the Exercise Price through a "cashless exercise," in which event the Company shall issue to the Holder the number of Warrant Shares determined as follows:

$$X = Y [(A-B)/A]$$

where:

X = the number of Warrant Shares to be issued to the Holder.

Y = the number of Warrant Shares with respect to which this Warrant is being exercised.

A = the average of the Closing Prices for the five Trading Days immediately prior to (but not including) the Exercise Date.

B = the Exercise Price.

12. Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. If any fraction of a Warrant Share would, except for the provisions of this Section, be issuable upon exercise of this Warrant, the number of Warrant Shares to be issued will be rounded down to the nearest whole share with the fractional interest to be paid in cash based on the then current market price.

13. Notices. Any and all notices or other communications or deliveries hereunder (including any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in the Purchase Agreement prior to 5:30 p.m. (New York City time) on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in the Purchase Agreement on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the Trading Day following the date of sending, if sent by nationally recognized overnight courier service specifying next Business Day delivery, or (iv) upon actual receipt by the party to whom such notice is required to be given, if by hand delivery. The address and facsimile number of a party for such notices or communications shall be as set forth in the Purchase Agreement, unless changed by such party by two Trading Days' prior notice to the other party in accordance with this Section 13.

14. Limitation on Exercise. Notwithstanding anything to the contrary contained herein, the number of Common Shares that may be acquired by the Holder upon any exercise of this Warrant shall be limited to the extent necessary to ensure that, immediately following such exercise, the total number of Common Shares then beneficially owned by the Holder and its Affiliates and any other Persons whose beneficial ownership of Common Shares would be aggregated with the Holder's for purposes of Section 101 of the Securities Act (Ontario), does not exceed 9.9% (the "**Maximum Percentage**") of the total number of issued and outstanding Common Shares (including for such purpose the Common Shares issuable upon such exercise). The Company's obligation to issue Common Shares in excess of the limitation referred to in this Section shall be suspended (and shall not terminate or expire notwithstanding any contrary provisions herein or in any Transaction Document) until such time, if any, as such Common Shares may be issued in compliance with such limitation.

15. Miscellaneous.

(a) The Holder, solely in such Person's capacity as a holder of this Warrant, shall not be entitled to vote or (except as provided in the 3rd sentence of Section 9(b)) receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person's capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, amalgamation, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such

File No. 35003

liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 15(a), the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company, contemporaneously with the giving thereof to the shareholders.

(b) Subject to the restrictions on transfer set forth on the first page hereof and in Section 4.1 of the Purchase Agreement, this Warrant may be assigned by the Holder. This Warrant may not be assigned by the Company except to a successor in the event of a Fundamental Change. This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant. This Warrant may be amended only in writing signed by the Company and the Holder or their successors and permitted assigns.

(c) The Company will not, by amendment of its governing documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company (i) will take all such action as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares on the exercise of this Warrant, and (ii) will not close its shareholder books or records in any manner which interferes with the timely exercise of this Warrant.

(d) GOVERNING LAW; VENUE; WAIVER OF JURY TRIAL. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WARRANT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. THE COMPANY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

(e) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

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(f) In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

(g) The Company shall, to the extent not prohibited under applicable Securities Laws, cooperate in issuing certificates representing Warrants or Warrant Shares free of any legends upon the request of the Holder at any time after the date that is four months from the Issue Date.

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SIGNATURE PAGE FOLLOWS]

File No. 35003

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by a duly authorized officer as of the date first above indicated.

**RESVERLOGIX CORP.**

By: ______________________________
Name:
Title:

F<sub></sub>ile No. 35003

**EXECUTION COPY**

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. NOTWITHSTANDING THE FOREGOING, THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES MAY BE PLEDGED TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(A)(1),(2), (3) OR (7) UNDER THE SECURITIES ACT IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

CANADA: UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE OCTOBER 8, 2007.

RECEIVED

**RESVERLOGIX CORP.**

**WARRANT TO PURCHASE COMMON SHARES**

Warrant No. [___]

Dated: Original Issue Date of June 6, 2007, Amended and Restated as of August 31, 2007

Resverlogix Corp., a company incorporated under the Business Corporations Act (*Alberta*) (the "**Company**"), hereby certifies that, for value received, [____________], or its registered assigns (the "**Holder**"), is entitled to purchase from the Company up to a total of [______] common shares (the "**Common Shares**"), of the Company (each such share, a "**Warrant Share**" and all such shares, the "**Warrant Shares**") at an exercise price per share equal to CAD$10.25 (as adjusted from time to time as provided in Section 9, the "**Exercise Price**"), at any time and from time to time from and after the date of original issuance of this Warrant (the "**Issue Date**") and through and including the five year anniversary of the Issue Date (the "**Expiration Date**"), and subject to the following terms and conditions. This Warrant to Purchase Common Shares (this "**Warrant**") is one of a series of similar warrants issued pursuant to that certain Securities Purchase Agreement, dated as of June 4, 2007, by and among the Company and the Purchasers identified therein (as amended, the "**Purchase Agreement**"). All such warrants are referred to herein, collectively, as the "**Warrants**."

1. Definitions. In addition to the terms defined elsewhere in this Warrant, capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement.

2. Registration of Warrant. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "**Warrant Register**"), in the name of the Holder hereof from time to time. The Company may deem and treat the Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes.

3. Registration of Transfers. Subject to Section 4.1 of the Purchase Agreement, the Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached as Schedule 2 hereto duly completed and signed, to the Company's transfer agent or to the Company at its address specified herein. Upon any such registration or transfer, a new warrant to purchase Common Shares, in substantially the form of this Warrant (any such new warrant, a "**New Warrant**"), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Warrant.

4. Exercise and Duration of Warrant.

(a) This Warrant shall be exercisable by the Holder at any time and from time to time on or after the Issue Date to and including the Expiration Date. At 5:30 P.M., New York City time on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value.

(b) The Holder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached as Schedule 1 hereto (the "**Exercise Notice**"), appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised (which may take the form of a "cashless exercise" if so indicated in the Exercise Notice), and the date such items are delivered to the Company (as determined in accordance with the notice provisions hereof) is an "**Exercise Date**." The Holder shall be required to deliver the original Warrant in order to effect an exercise hereunder. The Holder shall, however, be entitled to effect the exercise of the remaining number of Warrant Shares by notice to the Company at any time during which the Warrant is in transit to or from the Company or in the possession of the Company.

5. Delivery of Warrant Shares.

(a) Upon exercise of this Warrant, the Company shall promptly (but in no event later than three Trading Days after the Exercise Date) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise. The Holder, or any Person so designated by the Holder to receive Warrant Shares, shall be deemed to

File No. 35003

have become the holder of record of such Warrant Shares as of the Exercise Date. The Company shall, upon request of the Holder, except to the extent prohibited by law or to the extent the Company cannot do so after using commercially reasonable efforts, use its best efforts to deliver Warrant Shares hereunder electronically through CDS Clearing and Depository Services Inc.

(b) This Warrant is exercisable, either in its entirety or, from time to time, for any number of Warrant Shares. Upon surrender of this Warrant following one or more partial exercises, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase up to the remaining number of Warrant Shares.

(c) In addition to any other rights available to the Holder, if the Company fails to deliver to the Holder a certificate representing Warrant Shares by the fifth Trading Day after the date on which delivery of such certificate is required by this Warrant, and if after such fifth Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares that the Holder anticipated receiving from the Company (a **"Buy-In"**), then in the Holder's sole discretion, the Company shall within five Trading Days after the Holder's request, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the **"Buy-In Price"**), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (i) such number of Common Shares, multiplied by (ii) the Closing Price on the date of the event giving rise to the Company's obligation to deliver such certificate.

(d) The Company's obligations to issue and deliver Warrant Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares. Nothing herein shall limit the Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing Common Shares upon exercise of this Warrant as required pursuant to the terms hereof.

6. <u>Charges, Taxes and Expenses</u>. Issuance and delivery of certificates for Common Shares upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder or an Affiliate thereof. The Holder shall be

responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof. Any and all payments by or on account of any obligation of the Company hereunder or under any other Transaction Document shall be made free and clear of and without reduction or withholding for any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any governmental authority (other than taxes on or measured by net income of the Holder of this Warrant); provided that if any such taxes, levies, imposts, duties, charges, fees, deductions or withholdings are required to be withheld by the Company pursuant to applicable law from any amounts payable to the Holder, then (i) the sum payable to Holder shall be increased as necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section) the Holder receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions or withholdings and (iii) the Company shall timely pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable law.

7. Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, or the Holder fails to deliver such certificate as may otherwise be provided herein, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant.

8. Reservation of Warrant Shares. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Shares, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of persons other than the Holder (taking into account the adjustments and restrictions of Section 9). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price, or "cashless exercise" in respect thereof, in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable. The Company will take all such action as may be necessary to assure that such Common Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any securities exchange or automated quotation system upon which the Common Shares may be listed or quoted.

9. Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 9.

(a) Dividends and Stock Splits. If the Company, at any time while this Warrant is outstanding, (i) pays a share dividend on its Common Shares or otherwise makes a distribution on any class of capital stock that is payable in Common Shares, (ii) subdivides outstanding Common Shares into a larger number of shares, or (iii) combines outstanding Common Shares into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction the numerator of which shall be the number of Common Shares outstanding immediately before such event and the denominator of which shall be the number of Common Shares outstanding immediately after such event. Any adjustment made pursuant to

clause (i) of this paragraph shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

(b) Pro Rata Distributions. If the Company, at any time while this Warrant is outstanding, distributes to holders of Common Shares (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Shares covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) any other asset (in each case, "**Distributed Property**"), then in each such case the Exercise Price in effect immediately prior to the record date fixed for determination of shareholders entitled to receive such distribution shall be adjusted (effective on such record date) to equal the product of such Exercise Price multiplied by a fraction the denominator of which shall be the average of the Closing Prices for the five Trading Days ending three Trading Days prior to such record date and the numerator of which shall be such average less the then fair market value of the Distributed Property distributed in respect of one outstanding Common Share, as determined by the Company's independent chartered accountants that regularly examine the financial statements of the Company (or, if such accountants decline to make such valuation, such independent chartered accountants or valuation firm that is mutually acceptable to the Company and the Holder) (the "**Appraiser**"). In such event, the Holder, after receipt of the determination by the Appraiser, shall have the right to select an additional appraiser (which shall be an accounting or valuation firm), in which case such fair market value shall be deemed to equal the simple average of the values determined by each of the Appraiser and such additional appraiser. As an alternative to the foregoing adjustment to the applicable Exercise Price, at the request of the Holder delivered before the 60th day after the record date fixed for determination of shareholders entitled to receive such distribution, the Company will hold the Distributed Property in escrow and deliver to the Holder, the Distributed Property that the Holder would have been entitled to receive in respect of such number of Warrant Shares had the Holder been the record holder of such Warrant Shares immediately prior to such record date within three Trading Days following exercise of this Warrant.

(c) Fundamental Changes. If, at any time while this Warrant is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Shares covered by Section 9(a) above) or any other Change of Control (in any such case, a "**Fundamental Change**"), then the Holder shall have the right thereafter only to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Change if it had been, immediately prior to such Fundamental Change, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (the "**Alternate Consideration**"). The aggregate Exercise Price for this Warrant will not be affected by any such Fundamental Change, but the

Company shall apportion such aggregate Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Change, then the Holder shall be given the same choice as to the Alternate Consideration it is entitled to receive upon any exercise of this Warrant following such Fundamental Change. At the Holder's request, any successor to the Company or surviving entity in such Fundamental Change shall issue to the Holder a new warrant consistent with the foregoing provisions and evidencing the Holder's right to purchase only the Alternate Consideration for the aggregate Exercise Price upon exercise thereof. The terms of any agreement pursuant to which a Fundamental Change is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 9(c) and ensuring that this Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Change (or, for greater certainty, any other event or circumstance referred to in this Section 9). If any Fundamental Change constitutes or results in a Change of Control, then at the request of the Holder delivered before the 90th day after such Fundamental Change, the Company (or any such successor or surviving entity) will purchase this Warrant from the Holder for a purchase price, payable in cash within five Trading Days after such request (or, if later, on the effective date of the Fundamental Change), equal to the value of the remaining unexercised portion of this Warrant on the date of such request calculated using the Black-Scholes option pricing model. For the purposes hereof, the term "**Change of Control**" means the occurrence of any of the following in one or a series of related transactions: (a) an acquisition after the Issue Date by an individual or legal entity or "group" under applicable Securities Laws of more than 50% of the voting rights or equity interests in the Company; (b) a replacement of more than 50% of the members of the Company's board of directors that is not approved or nominated by those individuals who are members of management or the board of directors on the Issue Date (or other directors previously approved by such individuals); (c) an amalgamation, arrangement, merger or consolidation of the Company or a sale directly or indirectly of any of the Company's material or core pharmaceutical compounds or other material assets of the Company, unless following such transaction or series of transactions, the holders of the Company's securities prior to such transaction continue to hold at least 50% of the voting rights and equity interests in the surviving entity or acquirer of such assets; (d) a recapitalization, reorganization or other transaction involving the Company or any Subsidiary that constitutes or results in a transfer of more than 50% of the voting rights or equity interests in the Company; (e) consummation of a "business combination" under Ontario Securities Laws with respect to the Company or any other transaction that would result in the Company no longer being a reporting issuer under applicable Securities Laws; or (f) the execution by the Company or its controlling shareholders of an agreement providing for or reasonably likely to result in any of the foregoing events.

(d) Subsequent Equity Sales.

(i) If, at any time prior to the Expiration Date, the Company or any Subsidiary issues additional Common Shares or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for Common Shares or otherwise entitling any Person to acquire Common Shares (collectively, "**Common Share Equivalents**") at a purchase price per Common Share (the "**Effective Price**") less than the Exercise Price (as adjusted hereunder to such date), then the Exercise Price shall

File No. 35003

**Schedule 1**

**FORM OF EXERCISE NOTICE**

(To be executed by the Holder to exercise the right to purchase Common Shares under the foregoing Warrant)

To: Resverlogix Corp.

The undersigned is the Holder of Warrant No. ______ (the "**Warrant**") issued by Resverlogix Corp., a company incorporated under the Business Corporations Act (*Alberta*) (the "**Company**"). Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Warrant.

1. The Warrant is currently exercisable to purchase a total of ____________ Warrant Shares.

2. The undersigned Holder hereby exercises its right to purchase ______________ Warrant Shares pursuant to the Warrant.

3. The Holder intends that payment of the Exercise Price shall be made as (check one):

   ____ "Cash Exercise"

   ____ "Cashless Exercise"

4. If the Holder has elected a Cash Exercise, the Holder shall pay the sum of $__________ to the Company in accordance with the terms of the Warrant.

5. Pursuant to this exercise, the Company shall deliver to the Holder _____________ Warrant Shares in accordance with the terms of the Warrant.

6. Following this exercise, the Warrant shall be exercisable to purchase a total of ____________ Warrant Shares.

Dated: ____________, ____

Name of Holder:

(Print) ________________________

By:________________________
Name:______________________
Title:_______________________

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

File No. 35003

**Schedule 2**

**FORM OF ASSIGNMENT**

[To be completed and signed only upon transfer of Warrant]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ________________________________ the right represented by the within Warrant to purchase ____________ Common Shares of Resverlogix Corp. to which the within Warrant relates and appoints ________________ attorney to transfer said right on the books of Resverlogix Corp. with full power of substitution in the premises.

Dated: ______________, _____

_____________________________________

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

__________________________________

Address of Transferee

__________________________________

__________________________________

In the presence of:

____________________________

File No. 35003

**EXECUTION COPY**

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. NOTWITHSTANDING THE FOREGOING, THESE SECURITIES AND THE SECURITIES ISSUABLE UPON CONVERSION OF THESE SECURITIES MAY BE PLEDGED TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(A)(1),(2), (3) OR (7) UNDER THE SECURITIES ACT IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

No. [___] US$[__________][1]

Date: Original Issue Date January 4, 2007, Amended and Restated as of August 31, 2007

**RESVERLOGIX CORP.**
**SENIOR SECURED CONVERTIBLE NOTE DUE**
**January 4, 2010**

THIS NOTE is one of a series of duly authorized and issued senior secured convertible promissory notes of Resverlogix Corp., a company incorporated under the Business Corporations Act (*Alberta*) (the "**Company**"), designated as its Senior Secured Convertible Notes due January 4, 2010, in the initial aggregate principal amount of [__________][2] MILLION DOLLARS (US$[__________][2]) (collectively, the "**Notes**").

FOR VALUE RECEIVED, the Company promises to pay to the order of [*Holder*] or its registered assigns (the "**Holder**"), the principal amount of [__________] Dollars (US$[________]), on January 4, 2010 (the "**Maturity Date**"), or such earlier date as the Notes are required to be repaid as provided hereunder, and to pay interest to the Holder on the then outstanding principal amount of this Note in accordance with the provisions hereof. In addition, the Company shall pay to the order of the Holder interest on any principal or interest payable hereunder that is not paid in full when due, whether at the time of any stated interest payment date or maturity or by prepayment, acceleration or declaration or otherwise, for the period from and including the due date of such payment to but excluding the date the same is paid in full, at a rate of 18% per

[1] Dollar amount to reflect principal plus accrued interest through date of amendment and restatement.

[2] Dollar amount to reflect aggregate principal plus accrued interest through date of amendment and restatement.

annum (but in no event in excess of the maximum rate permitted under applicable law) and shall compound annually.

Interest payable under this Note shall be computed on the basis of a year of 360 days and actual days elapsed (including the first day but excluding the last day) occurring in the period for which interest is payable. For purposes of disclosure pursuant to the Interest Act (Canada), the yearly rate of interest to which the rate of interest provided for under this Note is equivalent may be determined by multiplying the rate provided for under this Note by a fraction the numerator of which is the number of days in the applicable calendar year and the denominator of which is 360.

Payments of principal and interest shall be made in lawful money of the United States of America to the Holder at its address as provided in Section 17 or by wire transfer to such account specified from time to time by the Holder hereof for such purpose as provided in Section 17.

1. Definitions. In addition to the terms defined elsewhere in this Note, (a) capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Securities Purchase Agreement, dated as of December 31, 2006, among the Company and the Purchasers identified therein (as amended, the "**Purchase Agreement**"), and (b) the following terms have the meanings indicated:

"**Bankruptcy Event**" means any of the following events: (a) the Company or a Subsidiary of the Company commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Subsidiary thereof; (b) there is commenced against the Company or any Subsidiary any such case or proceeding that is not dismissed within 60 days after commencement; (c) the Company or any Subsidiary is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered and the order is not discharged or stayed within 60 days; (d) the Company or any Subsidiary suffers the appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 days; (e) the Company or any Subsidiary makes a general assignment for the benefit of creditors; (f) the Company or any Subsidiary fails to pay, or states that it is unable to pay or is unable to pay, its debts generally as they become due; (g) the Company or any Subsidiary calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (h) the Company or any Subsidiary, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

"**Business Day**" means any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which banking institutions in New York City or Calgary, Alberta (Canada) are authorized or required by law or other governmental action to close or are otherwise generally not open for business.

"**Change of Control**" means the occurrence of any of the following in one or a series of related transactions: (a) an acquisition after the Issue Date by an individual or legal entity or "group" under applicable Securities Laws of more than 50% of the voting rights or equity interests in the Company; (b) a replacement of more than 50% of the members of the

Company's board of directors that is not approved or nominated by those individuals who are members of management or the board of directors on the Issue Date (or other directors previously approved by such individuals); (c) an amalgamation, arrangement, merger or consolidation of the Company or a sale directly or indirectly of any pharmaceutical compounds or other material assets of the Company, unless following such transaction or series of transactions, the holders of the Company's securities prior to such transaction continue to hold at least 50% of the voting rights and equity interests in the surviving entity or acquirer of such assets; (d) a recapitalization, reorganization or other transaction involving the Company or any Subsidiary that constitutes or results in a transfer of more than 50% of the voting rights or equity interests in the Company; (e) consummation of a "business combination" under Ontario Securities Laws with respect to the Company or any other transaction that would result in the Company no longer being a reporting issuer under applicable Securities Laws; or (f) the execution by the Company or its controlling shareholders of an agreement providing for or reasonably likely to result in any of the foregoing events.

"**Closing Price**" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the closing bid price per Common Share for such date (or the nearest preceding date) on the primary Trading Market; or (b) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith jointly by the Purchasers and the Company, the cost of which shall be paid by the Company.

"**Common Shares**" means the common shares of the Company and any securities into which they may be reclassified or for which they may be exchanged.

"**Conversion Price**" means CAD$12.07, subject to adjustment from time to time pursuant to Section 13.

"**Equity Conditions**" means, with respect to Common Shares issuable pursuant to the Transaction Documents (including, without limitation, upon conversion or exercise in full of the Notes and the Warrants or payment of interest under the Notes), that each of the following conditions are satisfied: (a) the number of authorized but unissued and otherwise unreserved Common Shares is sufficient for such issuance; (b) there are no restrictions upon issuance or resale of such Common Shares under applicable Securities Laws; (c) the Common Shares are listed or quoted (and are not suspended from trading) on the Trading Market and such Common Shares are approved for listing or quotation upon issuance; (d) such issuance would be permitted in full without violating Section 15 of this Note or the rules or regulations of the Trading Market; (e) no Triggering Event or Event of Default, nor any event or circumstance that with the passage of time and without being cured would constitute a Triggering Event or Event of Default has occurred and not been cured; (f) neither the Company nor any Subsidiary is in default or has breached (without cure) any material obligation under any Transaction Document; and (g) no public announcement of a pending or proposed Change of Control transaction has occurred that has not been consummated; and, with respect to Section 2(b) and Section 9(h) hereof only.

"**Event Equity Value**" means the average of the Closing Prices for each of the five (5) consecutive Trading Days preceding either (a) the date of delivery of the notice requiring payment of the Event Equity Value, or (b) the date on which such required payment (together

with any other payments, expenses and liquidated damages then due and payable under the Transaction Documents) is paid in full, whichever is greater.

"**Floating Price Security**" means Common Share Equivalents with an Effective Price or a number of underlying shares that floats or resets or otherwise varies or is subject to adjustment based (directly or indirectly) on market prices of the Common Shares.

"**Issue Date**" means the date of original issuance of this Note.

"**Trading Day**" means (a) any day on which the Common Shares are listed or quoted, and traded on the Trading Market, or (b) if the Common Shares are not then listed or quoted, and traded on the Trading Market, then any Business Day.

"**Trading Market**" means the TSX.

"**Triggering Event**" means any of the following events: (a) the date that is immediately prior to any Bankruptcy Event; (b) the Common Shares are not listed or quoted, or are suspended from trading, on the Trading Market for a period of five (5) or more Trading Days (which need not be consecutive Trading Days) in any 180 day period; (c) the Company fails for any reason to deliver a certificate evidencing any Securities to a Purchaser within three (3) Trading Days after delivery of such certificate is required pursuant to the Transaction Documents or the exercise or conversion rights of the Purchasers pursuant to the Transaction Documents are otherwise suspended for any reason; (d) the Company fails to have available a sufficient number of authorized but unissued and otherwise unreserved Common Shares available to issue Underlying Shares upon conversion of the Notes and exercise of the Warrants or any conversion of Convertible Securities or fails to have full authority, including under all laws, rules and regulations of the Trading Market, to issue such Underlying Shares; (e) at any time after the Issue Date, any Common Shares issued or issuable pursuant to the Transaction Documents are not listed on the Trading Market; (f) the Company fails to make any cash payment required under the Transaction Documents and such failure is not cured within three (3) Business Days after notice of such default is first given to the Company by a Purchaser; (g) the Company fails to obtain any consent or approval required hereunder or by applicable laws to give full effect to the provisions of this Note or the Warrants, including any adjustment to the Conversion Price or Exercise Price provided for herein or therein, within thirty (30) days of such consent or approval first becoming required; (h) the Company breaches or defaults in the timely performance of any other obligation under the Transaction Documents and such breach or default continues uncured for a period of ten (10) days after the date on which notice of such default is first given to the Company by a Purchaser (it being understood that no prior notice need be given in the case of a default that cannot reasonably be cured within ten (10) days).

"**TSX**" means the Toronto Stock Exchange.

"**Underlying Shares**" means the Common Shares issuable (a) upon conversion of the Notes and/or upon exercise of the Warrants, (b) as payment of principal and/or interest under the Notes, and (c) in satisfaction of any other obligation of the Company to issue Common Shares pursuant to the Transaction Documents.

"**VWAP**" means, with respect to any particular Trading Day, the volume weighted average trading price per Common Share on such Trading Day on the Trading Market on which the Common Shares are traded on such Trading Day, as reported by Bloomberg, L.P., or any successor thereto performing similar functions, or if Bloomberg, L.P., or its successor, does not or ceases to perform such functions, then any other reporting service acceptable to Holder.

2. Interest.

(a) The Company shall pay interest to the Holder on the then outstanding principal amount of this Note at a rate of 8.0% per annum, as the same may be adjusted from time to time pursuant to the terms hereof (the "**Interest Rate**"). The Interest Rate shall be increased to a rate of: (i) 10% per annum if at any time the Closing Price is equal to or less than CDN$10.00 but greater than CDN$9.00; (ii) 11% per annum if at any time the Closing Price is equal to or less than CDN$9.00 but greater than CDN$8.00; (iii) 12% per annum if at any time the Closing Price is equal to or less than CDN$8.00 but greater than CDN$7.00; (iv) 13% per annum if at any time the Closing Price is equal to or less than CDN$7.00 but greater than CDN$6.00; (v) 14% per annum if at any time the Closing Price is equal to or less than CDN$6.00 but greater than CDN$5.00; and (iv) 15% per annum if at any time the Closing Price is equal to or less than CDN$5.00; in each case, effective as of the date of such Closing Price. Once increased the Interest Rate shall not be subsequently reduced. Interest shall be payable semi-annually on the first day of July and January (each, an "**Interest Payment Date**") in arrears (each payment, an "**Interest Payment**"), except if such date is not a Business Day such interest shall be payable on the next succeeding Business Day and such extension of time shall be included in computing the interest in respect of such payment. The first Interest Payment shall be due on July 1, 2007.

(b) At the Company's election, the Company shall pay each Interest Payment either (i) in cash, (ii) in Common Shares, or (iii) in any combination thereof. The Company shall notify the Holder not less than ten (10) Trading Days prior to the applicable Interest Payment Date of the manner in which such Interest Payment shall be made. Any failure to so notify the Holder shall be deemed an election by the Company to make such Interest Payment in cash. Notwithstanding the foregoing, the Company may not make any Interest Payment in whole or in part to the Holder by issuing Common Shares unless, on the applicable Interest Payment Date, each of the Equity Conditions are satisfied (or waived in writing by the Holder) with respect to such Common Shares. In the event the Company elects to make all or any portion of an Interest Payment in Common Shares and is permitted to do so in accordance with the conditions of this Section 2(b), the number of Common Shares issuable in respect of such Interest Payment shall be calculated by dividing the portion of the Interest Payment the Company has elected to make in Common Shares by 90% of the VWAP for the five consecutive Trading Days immediately preceding the Interest Payment Date. To the extent that any Interest Payment is made by issuing Common Shares, the Company shall, on or before the third Trading Day following the applicable Interest Payment Date, issue and deliver to the Holder a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled, provided that the Company shall, upon request of the Holder, except to the extent prohibited by law or to the extent the Company cannot do so after using commercially reasonable efforts, deliver Common Shares hereunder electronically through CDS Clearing and Depository Services

File No. 35003

Inc. Notwithstanding any election (or failure to make such an election) by the Company to the contrary, the Holder may, at any time prior to an Interest Payment Date, require that the applicable Interest Payment be made in Common Shares as provided in this Section 2(b) and may waive the Equity Conditions in connection therewith.

(c) Upon any conversion of this Note all accrued and unpaid interest on the principal amount converted shall be paid on the third Trading Day after conversion in cash or Common Shares as provided in Section 2(b), at the election of the Holder.

3. Principal. The Company shall pay the principal balance of this Note (the "**Principal Payment**") and any accrued but unpaid interest thereon to the Holder on the Maturity Date. If the Maturity Date is not a Business Day, then the Principal Payment due on that date will be due on the next succeeding Business Day and such extension of time shall be included in computing the interest in respect of such payment. To the extent any portion of the principal balance of this Note has been converted by the Holder to Common Shares pursuant to Section 8 below, the Principal Payment that would otherwise be payable to the Holder on the Maturity Date shall be reduced by the portion of the principal so converted until reduced to zero. Except as may otherwise be required under this Note, the Company may not at any time prepay this Note in whole or in part.

4. Ranking and Covenants.

(a) Except for Permitted Debt, no Debt shall be incurred or suffered to exist by the Company or any Subsidiary that is senior to or pari passu with this Note in right of payment, whether with respect to interest, principal, damages or upon liquidation or dissolution or otherwise. So long as any Notes are outstanding, the Company will not, and will not permit any Subsidiary to, directly or indirectly, enter into, create, incur, assume or suffer to exist any Debt of any kind other than Permitted Debt.

(b) So long as any Notes are outstanding, neither the Company nor any Subsidiary shall, directly or indirectly, (i) redeem, purchase or otherwise acquire any capital stock or set aside any monies for such a redemption, purchase or other acquisition of its capital stock (other than pursuant to clause (a) of the definition of Excluded Stock), or (ii) issue any Floating Price Security.

(c) If, at any time while any Note is outstanding, the Company or any Subsidiary (i) issues or incurs any Debt other than Permitted Debt, or (ii) effects any Subsequent Placement (other than the issuance of Common Shares pursuant to the definition of Excluded Stock or in which the Holder is acquiring Offered Securities), the Company shall notify the Holder of such event and offer to repurchase, in such Holder's sole discretion, an amount of this Note from the Holder having an aggregate price (as determined below) equal to the lesser of (A) such Holder's pro rata portion of the net proceeds of such Debt or Subsequent Placement (based on the portion of the Notes held by such Holder to the aggregate amount of Notes then outstanding), and (B) the aggregate amount required to repurchase this entire Note pursuant to this Section 4(c). All Notes repurchased under this Section 4(c) shall be repurchased at a price equal to the greater of (A) the outstanding principal amount of the Notes then held by such Holder, plus all accrued but unpaid interest and other amounts thereon through the date of

File No. 35003

payment, and (B) the Event Equity Value of the Underlying Shares then issuable upon conversion of the Notes purchased (without regard to any restrictions on conversion) and the closing of any such repurchase shall occur promptly upon notice from the Holder of an exercise of its rights hereunder.

5. Reservation of Underlying Shares. The Company covenants that it will at all times reserve and keep available out of its authorized but unissued and otherwise unreserved Common Shares, solely for the purpose of enabling it to issue Underlying Shares as required hereunder, the number of Underlying Shares which are then issuable and deliverable upon the conversion of (and otherwise in respect of) each Note (taking into account the adjustments set forth in Section 13), free from preemptive rights or any other contingent purchase rights of Persons other than the Holder. The Company covenants that all Underlying Shares so issuable and deliverable shall, upon issuance in accordance with the terms hereof, be duly and validly authorized and issued and fully paid and nonassessable. The Company covenants that it shall use its best efforts to satisfy each of the Equity Conditions.

6. Registration of Notes. The Company shall register the Notes upon records to be maintained by the Company for that purpose (the "**Note Register**") in the name of each record holder thereof from time to time. The Company may deem and treat the registered Holder of this Note as the absolute owner hereof for the purpose of any conversion hereof or any payment of interest or principal hereon, and for all other purposes.

7. Registration of Transfers and Exchanges. Subject to applicable Securities Laws, this Note and all rights hereunder are transferable in whole or in part upon the books of the Company by the Holder; provided, however, that the transferee shall agree in writing to be bound by the terms and subject to the conditions of this Note and the Purchase Agreement. The Company shall register the transfer of any portion of this Note in the Note Register upon surrender of this Note to the Company at its address for notice set forth herein. Upon any such registration or transfer, a new Note, in substantially the form of this Note (any such new Note, a "**New Note**"), evidencing the portion of this Note so transferred shall be issued to the transferee and a New Note evidencing the remaining portion of this Note not so transferred, if any, shall be issued to the Holder. The acceptance of the New Note by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Note. This Note is exchangeable for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Holder surrendering the same. No service charge or other fee will be imposed in connection with any such registration of transfer or exchange.

8. Conversion.

(a) At the Option of the Holder. The Holder may apply all or any portion of the outstanding principal amount of this Note to acquire Common Shares at the applicable Conversion Price then in effect. The Holder may apply all or a portion of the principal amount of this Note to acquire Common Shares pursuant to this paragraph at any time and from time to time after the Issue Date and for so long as this Note remains outstanding, by delivering to the Company a conversion notice (the "**Conversion Notice**"), in the form attached hereto, appropriately completed and duly signed, and the date any such Conversion Notice is delivered to the Company (as determined in accordance with the notice provisions in Section 17) is a

"**Conversion Date**." The application of all or any portion of the principal amount of this Note to acquire Common Shares under this paragraph is referred to in this Note as a "conversion".

(b) Mandatory Conversion.

(i) After four (4) months have elapsed since the Issue Date and at any time thereafter until twelve (12) months have elapsed since the Issue Date (the "**First Milestone Period**"), US$[*One-Third Face Amount*] of this Note shall be applied, at the election of the Company, to acquire Common Shares at the applicable Conversion Price then in effect, if and only if each of the following conditions has been satisfied or waived by the Holder, in the Holder's sole discretion: (1) the average of the daily trading volumes of the Common Shares on the Trading Market for 20 consecutive Trading Days shall be at least 100,000 shares, (ii) the VWAPs on the Trading Market shall be greater than 130% of the Conversion Price then in effect for each of such 20 consecutive Trading Days and (iii) each of the Equity Conditions shall have been satisfied during such 20 Trading Days and through the applicable conversion date.

(ii) After twelve (12) months have elapsed since the Issue Date and at any time thereafter until eighteen months have elapsed since the Issue Date (the "**Second Milestone Period**"), US$[*One-Third Face Amount*] of this Note shall be applied, at the election of the Company, to acquire Common Shares at the applicable Conversion Price then in effect, if and only if each of the following conditions has been satisfied or waived by the Holder, in the Holder's sole discretion: (1) the average of the daily trading volumes of the Common Shares on the Trading Market for 20 consecutive Trading Days shall be at least 100,000 shares, (2) the VWAPs on the Trading Market shall be greater than 150% of the Conversion Price then in effect for each of such 20 consecutive Trading Days and (3) each of the Equity Conditions shall have been satisfied during such 20 Trading Days and through the applicable conversion date.

(iii) After eighteen (18) months have elapsed since the Issue Date and at any time thereafter until the Maturity Date (the "**Third Milestone Period**"), US$[*One-Third Face Amount*] of this Note shall be applied, at the election of the Company, to acquire Common Shares at the applicable Conversion Price then in effect, if and only if each of the following conditions has been satisfied or waived by the Holder, in the Holder's sole discretion: (1) the average of the daily trading volumes of the Common Shares on the Trading Market for 20 consecutive Trading Days shall be at least 100,000 shares, (2) the VWAPs on the Trading Market shall be greater than 175% of the Conversion Price then in effect for each of such 20 consecutive Trading Days and (3) each of the Equity Conditions shall have been satisfied during such 20 Trading Days and through the applicable conversion date.

(iv) In the event of any conversion or repayment of the principal amount of this Note, the amount of the Note that may be applied to purchase Common Shares as provided in this Section 8(b) shall be reduced by an equal amount, applying all amounts first to the First Milestone Period, second to the Second Milestone Period and thereafter to the Third Milestone Period.

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(v) In the event that there is a Change of Control in which the Company is acquired by a public corporation with a market capitalization at the time of the acquisition exceeding US$1 billion, the First Milestone Period, Second Milestone Period and Third Milestone Period shall each be deemed to run from the date that is four months after the Issue Date to the Maturity Date.

(vi) The Company may exercise its rights under this Section 8 by delivering written notice (the "**Mandatory Conversion Notice**") to the Holder during the applicable milestone period and setting forth the amount of the Note to be converted and the date on which such conversion shall occur (a "**Conversion Date**"), which shall be not fewer than five and not more than 20 Trading Days after the date of delivery of the Mandatory Conversion Notice. The Mandatory Conversion Notice shall include the Company's election to pay the Holder the amount due pursuant to Section 9(h) in cash, Common Shares or a combination thereof, subject to the terms and conditions of Section 9(h).

9. Mechanics of Conversion.

(a) The number of Underlying Shares issuable upon any conversion of this Note shall equal the outstanding principal amount of this Note to be converted divided by the Conversion Price on the Conversion Date.

(b) Upon any conversion of this Note, the Company shall promptly (but in no event later than three Trading Days after the date the Company receives the applicable Conversion Notice) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder, and in such name or names as the Holder may designate, a certificate for the Underlying Shares issuable upon such conversion. The Holder, or any Person so designated by the Holder to receive Underlying Shares, shall be deemed to have become the holder of record of such Underlying Shares as of the Conversion Date. The Company shall, upon request of the Holder, except to the extent prohibited by law or to the extent the Company cannot do so after using commercially reasonable efforts, deliver Underlying Shares hereunder electronically through CDS Clearing and Depository Services Inc.

(c) The Holder shall not be required to deliver the original Note being converted in order to effect a conversion of such Note. Any conversion shall be deemed to be a reduction in the principal amount of the Note to the extent the conversion is effected. Upon surrender of this Note following one or more partial conversions, the Company shall promptly deliver to the Holder a New Note representing the remaining outstanding principal amount of such Note.

(d) If the Holder is converting less than all of the principal amount of this Note, or if a conversion hereunder may not be effected in full due to the application of Section 15, the Company shall honor such conversion to the extent permissible hereunder and shall promptly deliver to the Holder a note identical in form to this Note indicating the principal amount (and accrued interest) which has not been converted.

(e) The Company's obligations to issue and deliver Underlying Shares upon conversion of this Note in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by any Holder to enforce the same, any waiver or consent with respect to any provision hereof (except a waiver or consent of the Holder in writing expressly to the contrary), the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by any Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by any Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to any Holder in connection with the issuance of such Underlying Shares.

(f) If by the third (3rd) Trading Day after a Conversion Date the Company fails to deliver or cause to be delivered to the Holder such Underlying Shares in such amounts and in the manner required pursuant to Section 9(a), then the Holder will have the right to rescind such conversion. If by the third (3rd) Trading Day after a Conversion Date the Company fails to deliver or cause to be delivered to the Holder such Underlying Shares in such amounts and in the manner required pursuant to Section 9(a), and if after such third (3rd) Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of the Underlying Shares which the Holder anticipated receiving upon such conversion (a "**Buy-In**"), then the Company shall either (i) pay cash to the Holder (in addition to any other remedies available to or elected by the Holder) in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the "**Buy-In Price**"), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (x) such number of Common Shares, multiplied by (y) the Closing Price on the date of the event giving rise to the Company's obligation to deliver such certificate.

(g) Each certificate for Underlying Shares shall bear a restrictive legend to the extent and as provided in the Purchase Agreement and any certificate issued at any time in exchange or substitution for any certificate bearing such legend, shall also bear such legend, unless, in the opinion of counsel for the holder thereof (which opinion shall be reasonably satisfactory to counsel for the Company), the securities represented thereby are not, at such time, required by applicable Securities Laws to bear such legend.

(h) Without limiting any other obligation of the Company under this Note, if the average VWAP for the five (5) Trading Days immediately preceding any Conversion Date is less than or equal to the Conversion Price then in effect, then upon any conversion of this Note (in whole or in part) the Company shall pay to the Holder, on the third (3rd) Trading Day after the applicable Conversion Date, an amount equal to the interest that such Holder would have earned (at the then applicable Interest Rate) on the principal amount so converted for the period commencing on the Conversion Date through the Maturity Date, at the Company's election, (i) in cash, (ii) in Common Shares, or (iii) in any combination thereof. The Company shall notify the Holder within one (1) Trading Day of receipt of a Conversion Notice of the manner in which the Company proposes to make such payment. Any failure to so notify the Holder shall be deemed an election by the Company to make such payment in cash. Notwithstanding the

foregoing, the Company may not make any such payment in whole or in part to the Holder by issuing Common Shares unless, on the applicable Conversion Date, each of the Equity Conditions are satisfied (or waived in writing by the Holder) with respect to such Common Shares. In the event the Company elects to make all or any portion of such payment in Common Shares and the Company is permitted to do so in accordance with the conditions of this Section 9(h), the number of Common Shares issuable in respect of such payment shall be calculated by dividing the portion of the payment the Company has elected to make in Common Shares by 90% of the VWAP for the five consecutive Trading Days immediately preceding the Conversion Date. To the extent that any such payment is made by issuing Common Shares, the Company shall, on or before the third Trading Day following the applicable Conversion Date, issue and deliver to the Holder a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled, provided that the Company shall, upon request of the Holder, except to the extent prohibited by law or to the extent the Company cannot do so after using commercially reasonable efforts, deliver Common Shares hereunder electronically through CDS Clearing and Depository Services Inc. The Holder may at any time require that such payment be made in Common Shares as provided in this Section 9(h) and may waive the Equity Conditions in connection therewith.

10. Events of Default.

(a) "**Event of Default**" means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i) any default in the payment (free of any claim of subordination) of principal, interest or liquidated damages in respect of any Notes, as and when the same becomes due and payable (whether on a date specified for the payment of interest or the date on which the obligations under the Note mature or by acceleration, redemption, prepayment or otherwise), unless such default is cured within three Business Days following such default;

(ii) the Company or any Subsidiary defaults in any of its covenants or other material obligations in respect of (A) any Permitted Debt, or (B) any other note or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any Debt due under any long term leasing or factoring arrangement of the Company or any Subsidiary in an amount exceeding US$250,000, whether such Debt now exists or is hereafter created, and any such default is not waived or cured within the time permitted by such agreements or which results in the Debt becoming due and payable; or any event or circumstance occurs that with notice or lapse of time would constitute such a default.

(iii) there is entered against the Company or any Subsidiary (A) a final judgment or order for the payment of money in an aggregate amount exceeding US$250,000, or (B) any one or more non-monetary final judgments that in either

File No. 35003

case, has not been paid within 30 days thereof or that has, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company or any Subsidiary;

(iv) any provision of any Transaction Document, at any time after the Issue Date, and for any reason other than as expressly permitted thereunder, ceases to be in full force and effect; or the Company contests in any manner the validity or enforceability of any Transaction Document or any provision thereof; or the Company denies that it has any or further liability or obligation under any Transaction Document, or purports to revoke, terminate or rescind any Transaction Documents;

(v) the occurrence of a Triggering Event; or

(vi) the occurrence of a Bankruptcy Event.

(b) At any time or times following the occurrence of an Event of Default, the Holder shall have the option to elect, by notice to the Company (an "**Event Notice**"), to require the Company to repurchase all or any portion of the outstanding principal amount of this Note, at a repurchase price equal to 125% of the greater of (A) the outstanding principal amount of the Note, plus all accrued but unpaid interest thereon through the date of payment, or (B) the Event Equity Value of the Underlying Shares issuable upon conversion of such principal amount and all such accrued but unpaid interest thereon. The aggregate amount payable pursuant to the preceding sentence is referred to as the "**Event Price**." The Company shall pay the Event Price to the Holder no later than the fifth ($5^{th}$) Trading Day following the date of delivery of the Event Notice with respect to any cash payment and on the third ($3^{rd}$) Trading Day following the date of delivery of the Event Notice with respect to any payment in Common Shares to the extent permitted (the "**Event Payment Date**"), and upon receipt of the Event Price the Holder shall deliver this Note and certificates evidencing any Underlying Shares so repurchased to the Company (to the extent such certificates have been delivered to the Holder).

(c) The Company, at the option of the Holder, shall pay the Event Price (i) in cash, (ii) in Common Shares, or (iii) any combination thereof. The Holder may specify the form of payment in the Event Notice; failure to timely provide such notice shall be deemed an election by the Holder to be paid the Event Price in cash. In the event that the Holder elects to be paid all or any portion of the Event Price in Common Shares, the number of Common Shares to be issued to the Holder as payment of the Event Price shall be calculated by dividing the portion of the Event Price the Holder has elected to receive in Common Shares by 90% of the VWAP for the five (5) consecutive Trading Days immediately preceding the Event Payment Date. To the extent an Event Price is to be paid in Common Shares, the Company shall, on or before the third ($3^{rd}$) Trading Day following the applicable Event Payment Date, (i) issue and deliver to the Holder a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled, or (ii) at all times after the Holder has notified the Company that this clause (ii) shall apply, except to the extent prohibited by law or to the extent the Company cannot do so after using commercially reasonable efforts, credit the number of Common Shares to which the Holder shall be entitled to the Holder's or its designee's balance account with CDS Clearing and Depository Services Inc.

(d) In connection with any Event of Default, the Holder need not provide, and the Company hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Any such declaration may be rescinded and annulled by the Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right incidental thereto.

11. Charges, Taxes and Expenses. Issuance of certificates for Underlying Shares upon conversion of (or otherwise in respect of) this Note shall be made without charge to the Holder for any issue or transfer tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Underlying Shares or Notes in a name other than that of the Holder. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Note or receiving Underlying Shares in respect hereof. Any and all payments by or on account of any obligation of the Company hereunder or under any other Transaction Document shall be made free and clear of and without reduction or withholding for any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any governmental authority (other than taxes on or measured by net income of the Holder of this Note); provided that if any such taxes, levies, imposts, duties, charges, fees, deductions or withholdings are required to be withheld by the Company pursuant to applicable law from any amounts payable to the Holder, then (i) the sum payable to Holder shall be increased as necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section) the Holder receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions or withholdings and (iii) the Company shall timely pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable law.

12. Replacement Certificates. If any certificate for Underlying Shares is mutilated, lost, stolen or destroyed, or the Holder fails to deliver such certificate as may otherwise be provided herein the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for such certificate, a replacement certificate, bearing the same legends, if any, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction (in such case) and, in each case, customary and reasonable indemnity. Applicants for a new certificate under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Company may prescribe.

13. Certain Adjustments. The Conversion Price is subject to adjustment from time to time as set forth in this Section 13.

(a) Dividends and Stock Splits. If the Company, at any time while this Note is outstanding, (i) pays a share dividend on its Common Shares or otherwise makes a distribution on any class of capital stock that is payable in Common Shares, (ii) subdivides outstanding

Common Shares into a larger number of shares, or (iii) combines outstanding Common Shares into a smaller number of shares, then in each such case the applicable Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares outstanding immediately before such event and the denominator of which shall be the number of Common Shares outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this Section 13 (a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this Section 13(a) shall become effective immediately after the effective date of such subdivision or combination.

(b) Pro Rata Distributions. If the Company, at any time while this Note is outstanding, distributes to all holders of Common Shares (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Shares covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) any other asset (including cash) (in each case, "**Distributed Property**"), then in each such case the applicable Conversion Price in effect immediately prior to the record date fixed for determination of shareholders entitled to receive such distribution shall be adjusted (effective on such record date) to equal the product of such Conversion Price multiplied by a fraction the denominator of which shall be the average of the Closing Prices for the five Trading Days ending three Trading Days prior to such record date (the "**Average Closing Price**") and the numerator of which shall be such Average Closing Price less the then fair market value of the Distributed Property distributed in respect of one outstanding Common Share, as determined by the Company's independent chartered accountants that regularly examine the financial statements of the Company or, if such accountants decline to make such valuation, such independent chartered accountants or valuation firm that is mutually acceptable to the Company and Holder (the "**Appraiser**"). In such event, the Holder, after receipt of the determination by the Appraiser, shall have the right to select an additional appraiser (which shall be an accounting or valuation firm), in which case such fair market value shall be deemed to equal the simple average of the values determined by each of the Appraiser and such additional appraiser. As an alternative to the foregoing adjustment to the applicable Conversion Price, to the extent not prohibited by applicable law, at the request of the Holder delivered before the 60th day after the record date fixed for determination of shareholders entitled to receive such distribution, the Company will deliver to the Holder the Distributed Property that the Holder would have been entitled to receive in respect of such number of Underlying Shares had the Holder been the record holder of such Underlying Shares immediately prior to such record date.

(c) Fundamental Changes. If, at any time while this Note is outstanding, (i) the Company effects any amalgamation, merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of Common Shares covered by Section 13(a) above) (in any such case, a "**Fundamental Change**"), then upon any subsequent conversion of this Note, the Holder shall have the right only to receive for each Underlying

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Share that would have been issuable upon such conversion absent such Fundamental Change, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Change if it had been, immediately prior to such Fundamental Change, the holder of one Common Share (the "**Alternate Consideration**"). The aggregate Conversion Price will not be affected by any such Fundamental Change, but the Company shall apportion such aggregate Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Change, then the Holder shall be given the same choice as to the Alternate Consideration it is entitled to receive upon any conversion of the Holder's Note following such Fundamental Change. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Change shall issue to the Holder a Note consistent with the foregoing provisions and evidencing the Holders' right to convert such Note only into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Change is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 13(c) and ensuring that the Note (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Change (or other event referred to in Section 13 hereof).

(d) Subsequent Equity Sales.

(i) If, at any time when this Note is outstanding, the Company or any Subsidiary issues additional Common Shares or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for Common Shares or otherwise entitling any Person to acquire Common Shares (collectively, "**Common Share Equivalents**") at a purchase price per Common Share (the "**Effective Price**") less than the Conversion Price (as adjusted hereunder to such date), then the Conversion Price shall be reduced to equal the Effective Price. For purposes of this paragraph, in connection with any issuance of any Common Share Equivalents, (A) the maximum number of Common Shares potentially issuable at any time upon conversion, exercise or exchange of such Common Share Equivalents (the "**Deemed Number**") shall be deemed to be outstanding upon issuance of such Common Share Equivalents, (B) the Effective Price applicable to such Common Shares shall equal the minimum dollar value of consideration payable to the Company to purchase such Common Share Equivalents and to convert, exercise or exchange them into Common Shares, divided by the Deemed Number, (C) no further adjustment shall be made to the Conversion Price upon the actual issuance of Common Shares upon conversion, exercise or exchange of such Common Share Equivalents, and (D) to the extent that any such Common Share Equivalents expire before fully converted, exercised or exchanged, the Exercise Price will be readjusted to reflect such expiration.

(ii) If, at any time while this Note is outstanding, the Company directly or indirectly issues Common Share Equivalents with an Effective Price or a number of underlying shares that floats or resets or otherwise varies or is subject to adjustment based (directly or indirectly) on market prices of the Common Shares (a "**Floating Price Security**"), then for purposes of applying the preceding paragraph in connection with any subsequent conversion, the Effective Price will be determined separately on each Conversion Date and will be deemed to equal the lowest Effective Price at which any holder

of such Floating Price Security is entitled to acquire Common Shares on such Conversion Date (regardless of whether any such holder actually acquires any shares on such date).

(iii) Notwithstanding the foregoing, no adjustment will be made under this paragraph (d) in respect of any issuances of Common Shares and Common Share Equivalents made pursuant to the definition of Excluded Stock.

(e) Calculations. All calculations under this Section 13 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of Common Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Shares.

(f) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 13, the Company at its expense will promptly compute such adjustment in accordance with the terms hereof and prepare a certificate describing in reasonable detail such adjustment and the transactions giving rise thereto, including all facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company's Transfer Agent.

(g) Notice of Corporate Events. If the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Shares, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any Subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits shareholder approval for any Fundamental Change, or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least seven Trading Days prior to the applicable record or effective date on which a Person would need to hold Common Shares in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to ensure that the Holder is given the practical opportunity to convert this Note prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

(h) Approvals. In the event that any adjustment of the Conversion Price requires approval of the TSX or any other person or regulatory body, adjustment shall be made to the maximum extent not requiring such approval and the Company shall use it best efforts to obtain the required approval as soon as possible.

14. Change of Control.

(a) Exchange upon Change of Control. As long any Notes are outstanding, prior to the consummation of any Change of Control following which the Company is not a surviving entity, the Company will secure from the Person purchasing such assets or the successor resulting from such Change of Control (in each case, the "**Acquiring Entity**") a written agreement (in form and substance reasonably satisfactory to the Holder) to deliver to the

Holder in exchange for such Note, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to this Note (including, without limitation, having an interest rate equal to the interest rate of this Note and a conversion price proportionate to the Conversion Price of this Note) and reasonably satisfactory to the Holder. Prior to the consummation of any other Change of Control, the Company shall make appropriate provision (in form and substance reasonably satisfactory to the Holder) to ensure that the Holder will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) such number of Common Shares immediately theretofore acquirable and receivable upon the conversion of this Note such shares of stock, securities or assets that would have been issued or payable in such Change of Control with respect to or in exchange for the number of Common Shares which would have been acquirable and receivable upon the conversion of this Note as of the date of such Change of Control (without taking into account any limitations or restrictions on the convertibility of the Notes).

(b) Optional Repurchase Upon Change of Control. In addition to the rights of the Holder under Section 14(a), upon a Change of Control of the Company the Holder shall have the right, at the Holder's option, to require the Company to repurchase all or a portion of this Note at an aggregate price equal to (x) 125% of the greater of (A) the outstanding principal amount of such Note plus all accrued but unpaid interest thereon through the date of payment, and (B) the Equity Event Value of the Underlying Shares issuable upon conversion of such Note (without taking into account any limitations or restrictions on the convertibility of the Notes), or (y) an amount equal to the Black Scholes value of the outstanding principal amount of such Note plus all accrued but unpaid interest thereon through the date of payment (the "**Change of Control Repurchase Price**"). No sooner than 60 days nor later than 10 days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier (a "**Notice of Change of Control**") to the Holder. At any time during the period beginning after receipt of a Notice of Change of Control (or, in the event a Notice of Change of Control is not delivered at least ten days prior to a Change of Control, at any time on or after the date which is ten days prior to a Change of Control) and ending two Trading Days after the date of such Change of Control, the Holder may require the Company to repurchase all or a portion of this Note by delivering written notice thereof via facsimile and overnight courier (a "**Notice of Repurchase Upon Change of Control**") to the Company, which Notice of Repurchase Upon Change of Control shall indicate (i) the portion of this Note that the Holder is submitting for repurchase, and (ii) the applicable Change of Control Repurchase Price, as calculated pursuant to this Section 14(b). Upon the Company's receipt of a Notice of Repurchase Upon Change of Control from the Holder, the Company shall promptly, but in no event later than two Trading Days following such receipt, notify the Holder by facsimile of the Company's receipt of such Notice of Repurchase Upon Change of Control. The Company shall deliver the applicable Change of Control Repurchase Price simultaneously with, and only upon, the consummation of the Change of Control (such date, the "**Change of Control Payment Date**"). Payments provided for in this Section 14(b) shall have priority to payments to other shareholders in connection with a Change of Control.

15. Limitation on Conversion. Notwithstanding anything to the contrary contained herein, the number of Common Shares that may be acquired by the Holder upon any conversion of this Note (or otherwise in respect of this Note) shall be limited to the extent necessary to

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ensure that, immediately following such conversion (or other issuance), the total number of Common Shares then beneficially owned by the Holder and its Affiliates and any other Persons whose beneficial ownership of Common Shares would be aggregated with the Holder's for purposes of Section 101 of the Securities Act (Ontario), does not exceed 9.9% (the "**Maximum Percentage**") of the total number of issued and outstanding Common Shares (including for such purpose the Common Shares issuable upon such conversion). The Company's obligation to issue Common Shares in excess of the limitation referred to in this Section shall be suspended (and shall not terminate or expire notwithstanding any contrary provisions herein or in any Transaction Document) until such time, if any, as such Common Shares may be issued in compliance with such limitation.

16. No Fractional Shares. The Company shall not issue or cause to be issued fractional Underlying Shares on conversion of this Note. If any fraction of an Underlying Share would, except for the provisions of this Section 16, be issuable upon conversion of this Note, the number of Underlying Shares to be issued will be rounded down to the nearest whole share, with the fractional interest to be paid in cash based on the then current market price.

17. Notices. Any and all notices or other communications or deliveries hereunder (including any Conversion Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in the Purchase Agreement prior to 5:30 p.m. (New York City time) on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in the Purchase Agreement on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the Trading Day following the date of sending, if sent by nationally recognized overnight courier service specifying next Business Day delivery, or (iv) upon actual receipt by the party to whom such notice is required to be given, if by hand delivery. The address and facsimile number of a party for such notices or communications shall be as set forth in the Purchase Agreement, unless changed by such party by two Trading Days' prior notice to the other party in accordance with this Section 17.

18. Miscellaneous.

(a) This Note shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Subject to the restrictions on transfer set forth herein and in the Purchase Agreement, this Note may be assigned by the Holder. The Company shall not be permitted to assign this Note absent the prior written consent of the Holder.

(b) Subject to Section 18(a), nothing in this Note shall be construed to give to any person or corporation other than the Company and the Holder any legal or equitable right, remedy or cause under this Note.

(c) No waiver or delay on the part of the Holder in exercise of any right or privilege hereunder and no waiver of Event of Default hereunder shall operate as a waiver thereof unless made in writing and signed by the Holder. No written waiver shall preclude the

further exercise by the Holder of any right or privilege hereunder, or extend or apply to any further Event of Default.

(d) Governing Law; Venue; Waiver Of Jury Trial. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. THE COMPANY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

(e) The headings herein are for convenience only, do not constitute a part of this Note and shall not be deemed to limit or affect any of the provisions hereof.

(f) In case any one or more of the provisions of this Note shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Note shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Note.

(g) In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event (including those referred to in Section 13 hereof) occurring after the Issue Date, each reference in this Note to a price (if not otherwise adjusted) shall be amended to appropriately account for such event.

(h) This Note, together with the other Transaction Documents, constitutes the entire agreement of the parties with respect to the subject matter hereof. No provision of this Note may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the Holder or, in the case of a waiver, by the Holder. No waiver of any default with respect to any provision, condition or requirement of this Note shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission

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of either party to exercise any right hereunder in any manner impair the exercise of any such right. The restrictions set forth in Section 15 hereof may not be amended or waived.

(i) The Holder shall have no rights as a holder of Common Shares as a result of being a holder of this Note, except as required by law or rights expressly provided in this Note.

(j) The Company shall, to the extent not prohibited under applicable Securities Laws, cooperate in issuing certificates representing Common Shares free of such legends upon the request of the Holder at any time.

(k) For the purposes of this Note, to the extent that any amount denominated in U.S. Dollars is being converted into, or divided by, an amount denominated in Canadian Dollars, the amount being so converted, or divided, shall equal the equivalent of such amount in Canadian Dollars determined at the rate of exchange equal to the Spot Rate on such date of determination. For the purposes hereof, the "**Spot Rate**" with respect to the conversion or division of an amount in U.S. Dollars to or by Canadian Dollars shall mean the rate of exchange as reported by Bloomberg, L.P. (or any other reporting service acceptable to the Holder) at 6:00 p.m. (New York time) on the Friday immediately preceding the applicable Conversion Date, Interest Payment Date, Event Payment Date or such other applicable date of determination (or, if such Friday is not a Business Day in New York, the first Business Day immediately preceding such Friday) for the spot purchase in the foreign exchange market of such amount of U.S. Dollars with Canadian Dollars.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by a duly authorized officer as of the date first above indicated.

**RESVERLOGIX CORP.**

By:________________________________
Name:
Title:

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## Schedule 1

## FORM OF CONVERSION NOTICE

(To be executed by the registered Holder in order to convert Note)

The undersigned hereby elects to convert the specified principal amount of Convertible Notes (the "**Notes**") into common shares (the "**Common Shares**"), of **RESVERLOGIX CORP.**, a company organized under the Business Corporations Act (*Alberta*) (the "**Company**"), according to the conditions hereof, as of the date written below.

________________________________________
Date to Effect Conversion

________________________________________
Principal amount of Notes owned prior to conversion

________________________________________
Principal amount of Notes to be converted
(including accrued but unpaid interest thereon and make-whole amount and indicating the Spot Rate)

________________________________________
Number of Common Shares to be Issued

________________________________________
Applicable Conversion Price

________________________________________
Principal amount of Notes owned subsequent to Conversion

________________________________________
Name of Holder

By______________________________________
Name:
Title:

File No. 35003

**EXECUTION COPY**

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. NOTWITHSTANDING THE FOREGOING, THESE SECURITIES AND THE SECURITIES ISSUABLE UPON CONVERSION OF THESE SECURITIES MAY BE PLEDGED TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(A)(1),(2), (3) OR (7) UNDER THE SECURITIES ACT IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

CANADA: UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE OCTOBER 8, 2007.

No. [___] US$[__________][1]

Date: Original Issue Date of June 6, 2007, Amended and Restated as of August 31, 2007

**RESVERLOGIX CORP.**
**SENIOR SECURED CONVERTIBLE NOTE DUE**
**June 6, 2012**

THIS NOTE is one of a series of duly authorized and issued senior secured convertible promissory notes of Resverlogix Corp., a company incorporated under the Business Corporations Act (*Alberta*) (the "**Company**"), designated as its Senior Secured Convertible Notes due June 6, 2012, in the initial aggregate principal amount of [___________][2] MILLION DOLLARS (US$[___________][2]) (collectively, the "**Notes**").

FOR VALUE RECEIVED, the Company promises to pay to the order of [__________] or its registered assigns (the "**Holder**"), the principal amount of [_________] DOLLARS (US$[__________]), on June 6, 2012 (the "**Maturity Date**"), or such earlier date as the Notes are required to be repaid as provided hereunder, and to pay interest to the Holder on the then outstanding principal amount of this Note in accordance with the provisions hereof. In addition,

[1] Dollar amount to reflect principal plus accrued interest through date of amendment and restatement.

[2] Dollar amount to reflect aggregate principal plus accrued interest through date of amendment and restatement.

the Company shall pay to the order of the Holder interest on any principal or interest payable hereunder that is not paid in full when due, whether at the time of any stated interest payment date or maturity or by prepayment, acceleration or declaration or otherwise, for the period from and including the due date of such payment to but excluding the date the same is paid in full, at a rate of 18% per annum (but in no event in excess of the maximum rate permitted under applicable law) and shall compound annually.

Interest payable under this Note shall be computed on the basis of a year of 360 days and actual days elapsed (including the first day but excluding the last day) occurring in the period for which interest is payable. For purposes of disclosure pursuant to the Interest Act (Canada), the yearly rate of interest to which the rate of interest provided for under this Note is equivalent may be determined by multiplying the rate provided for under this Note by a fraction the numerator of which is the number of days in the applicable calendar year and the denominator of which is 360.

Payments of principal and interest shall be made in lawful money of the United States of America to the Holder at its address as provided in Section 17 or by wire transfer to such account specified from time to time by the Holder hereof for such purpose as provided in Section 17.

1. Definitions. In addition to the terms defined elsewhere in this Note, (a) capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Securities Purchase Agreement, dated as of June 4, 2007, among the Company and the Purchasers identified therein (as amended, the "**Purchase Agreement**"), and (b) the following terms have the meanings indicated:

"**Available Cash**" means cash and Cash Equivalents.

"**Bankruptcy Event**" means any of the following events: (a) the Company or a Subsidiary of the Company commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Subsidiary thereof; (b) there is commenced against the Company or any Subsidiary any such case or proceeding that is not dismissed within 60 days after commencement; (c) the Company or any Subsidiary is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered and the order is not discharged or stayed within 60 days; (d) the Company or any Subsidiary suffers the appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 days; (e) the Company or any Subsidiary makes a general assignment for the benefit of creditors; (f) the Company or any Subsidiary fails to pay, or states that it is unable to pay or is unable to pay, its debts generally as they become due; (g) the Company or any Subsidiary calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (h) the Company or any Subsidiary, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

"**Business Day**" means any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which banking institutions in New York City or Calgary,

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Alberta (Canada) are authorized or required by law or other governmental action to close or are otherwise generally not open for business.

"**Cash Equivalents**" means (a) securities issued, or directly, unconditionally and fully guaranteed or insured, by the United States or Canada or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition by the Company; (b) time deposits and certificates of deposit of any commercial bank having capital and surplus aggregating in excess of US$500,000,000 and a rating of "A" (or such other similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) with maturities of not more than one year from the date of acquisition by the Company; (c) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) above entered into with any bank meeting the qualifications specified in clause (b) above, which repurchase obligations are secured by a valid perfected security interest in the underlying securities; (d) commercial paper issued by any person incorporated in the United States or Canada rated at least A-1 or the equivalent thereof by Standard & Poor's Rating Service or at least P-I or the equivalent thereof by Moody's Investors Service Inc., and in each case maturing not more than one year after the date of acquisition by the Company; (e) investments in money market funds at least 95% of whose assets are comprised of securities of the types described in clauses (a) through (d) above; and (f) demand deposit accounts maintained in the ordinary course of business with banking institutions meeting the qualifications specified in clause (b) above.

"**Change of Control**" means the occurrence of any of the following in one or a series of related transactions: (a) an acquisition after the Issue Date by an individual or legal entity or "group" under applicable Securities Laws of more than 50% of the voting rights or equity interests in the Company; (b) a replacement of more than 50% of the members of the Company's board of directors that is not approved or nominated by those individuals who are members of management or the board of directors on the Issue Date (or other directors previously approved by such individuals); (c) an amalgamation, arrangement, merger or consolidation of the Company or a sale directly or indirectly of any pharmaceutical compounds or other material assets of the Company, unless following such transaction or series of transactions, the holders of the Company's securities prior to such transaction continue to hold at least 50% of the voting rights and equity interests in the surviving entity or acquirer of such assets; (d) a recapitalization, reorganization or other transaction involving the Company or any Subsidiary that constitutes or results in a transfer of more than 50% of the voting rights or equity interests in the Company; (e) consummation of a "business combination" under Ontario Securities Laws with respect to the Company or any other transaction that would result in the Company no longer being a reporting issuer under applicable Securities Laws; or (f) the execution by the Company or its controlling shareholders of an agreement providing for or reasonably likely to result in any of the foregoing events.

"**Closing Price**" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the closing bid price per Common Share for such date (or the nearest preceding date) on the primary Trading Market; or (b) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith jointly by the Purchasers and the Company, the cost of which shall be paid by the Company.

"**Common Shares**" means the common shares of the Company and any securities into which they may be reclassified or for which they may be exchanged.

"**Conversion Price**" means CAD$8.76, subject to adjustment from time to time pursuant to Section 13.

"**Equity Conditions**" means, with respect to Common Shares issuable pursuant to the Transaction Documents (including, without limitation, upon a put or a conversion or exercise in full of the Notes and the Warrants or payment of interest under the Notes), that each of the following conditions are satisfied: (a) the number of authorized but unissued and otherwise unreserved Common Shares is sufficient for such issuance; (b) there are no restrictions upon issuance or resale of such Common Shares under applicable Securities Laws; (c) the Common Shares are listed or quoted (and are not suspended from trading) on the Trading Market and such Common Shares are approved for listing or quotation upon issuance; (d) such issuance would be permitted in full without violating Section 15 of this Note or the rules or regulations of the Trading Market; (e) no Triggering Event or Event of Default, nor any event or circumstance that with the passage of time and without being cured would constitute a Triggering Event or Event of Default has occurred and not been cured; (f) neither the Company nor any Subsidiary is in default or has breached (without cure) any material obligation under any Transaction Document; (g) no public announcement of a pending or proposed Change of Control transaction has occurred that has not been consummated; and, with respect to Section 2(b) and Section 9(h) hereof only, (h) the total dollar value traded on the Trading Market for no less than 10 of such 20 consecutive Trading Days shall be at least $250,000; provided that if any of such 20 consecutive Trading Days is a U.S. Trading Holiday, such day will not be counted as a Trading Day for purposes of this clause (h).

"**Event Equity Value**" means the average of the Closing Prices for each of the five (5) consecutive Trading Days preceding either (a) the date of delivery of the notice requiring payment of the Event Equity Value, or (b) the date on which such required payment (together with any other payments, expenses and liquidated damages then due and payable under the Transaction Documents) is paid in full, whichever is greater.

"**Floating Price Security**" means Common Share Equivalents with an Effective Price or a number of underlying shares that floats or resets or otherwise varies or is subject to adjustment based (directly or indirectly) on market prices of the Common Shares.

"**Issue Date**" means the date of original issuance of this Note.

"**Put Price**" means the lesser of (x) the VWAP for the five consecutive Trading Days immediately preceding the date of determination, and (y) the Conversion Price in effect on the date of determination.

"**Trading Day**" means (a) any day on which the Common Shares are listed or quoted, and traded on the Trading Market, or (b) if the Common Shares are not then listed or quoted, and traded on the Trading Market, then any Business Day.

"**Trading Market**" means the TSX.

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"**Triggering Event**" means any of the following events: (a) the date that is immediately prior to any Bankruptcy Event; (b) the Common Shares are not listed or quoted, or are suspended from trading, on the Trading Market for a period of five (5) or more Trading Days (which need not be consecutive Trading Days) in any 180 day period; (c) the Company fails for any reason to deliver a certificate evidencing any Securities to a Purchaser within five (5) Trading Days after delivery of such certificate is required pursuant to the Transaction Documents or the exercise or conversion rights of the Purchasers pursuant to the Transaction Documents are otherwise suspended for any reason; (d) the Company fails to have available a sufficient number of authorized but unissued and otherwise unreserved Common Shares available to issue Underlying Shares upon conversion of the Notes and exercise of the Warrants or any conversion of Convertible Securities or fails to have full authority, including under all laws, rules and regulations of the Trading Market, to issue such Underlying Shares; (e) at any time after the Issue Date, any Common Shares issued or issuable pursuant to the Transaction Documents are not listed on the Trading Market; (f) the Company fails to make any cash payment required under the Transaction Documents and such failure is not cured within three (3) Business Days after notice of such default is first given to the Company by a Purchaser; (g) the Company fails to obtain any consent or approval required hereunder or by applicable laws to give full effect to the provisions of this Note or the Warrants, including any adjustment to the Conversion Price or Exercise Price provided for herein or therein, within thirty (30) days of such consent or approval first becoming required; (h) the Company breaches or defaults in the timely performance of any other obligation under the Transaction Documents and such breach or default continues uncured for a period of ten (10) days after the date on which notice of such default is first given to the Company by a Purchaser (it being understood that no prior notice need be given in the case of a default that cannot reasonably be cured within ten (10) days).

"**TSX**" means the Toronto Stock Exchange.

"**Underlying Shares**" means the Common Shares issuable (a) upon conversion of the Notes and/or upon exercise of the Warrants, (b) as payment of principal and/or interest under the Notes, and (c) in satisfaction of any other obligation of the Company to issue Common Shares pursuant to the Transaction Documents.

"**U.S. Trading Holiday**" means any day on which any national securities exchange located in the United States is regularly closed, but in no event greater than five days in any calendar year.

"**VWAP**" means, with respect to any particular Trading Day, the volume weighted average trading price per Common Share on such Trading Day on the Trading Market on which the Common Shares are traded on such Trading Day, as reported by Bloomberg, L.P., or any successor thereto performing similar functions, or if Bloomberg, L.P., or its successor, does not or ceases to perform such functions, then any other reporting service acceptable to Holder.

2. Interest.

(a) The Company shall pay interest to the Holder on the then outstanding principal amount of this Note at a rate of 12.0% per annum, as the same may be adjusted from

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time to time pursuant to the terms hereof (the "**Interest Rate**"). Interest shall be payable semi-annually on the first day of July and January (each, an "**Interest Payment Date**") in arrears (each payment, an "**Interest Payment**"), except if such date is not a Business Day such interest shall be payable on the next succeeding Business Day and such extension of time shall be included in computing the interest in respect of such payment. The first Interest Payment shall be due on January 1, 2008.

(b) At the Company's election, the Company shall pay each Interest Payment either (i) in cash, (ii) in Common Shares, or (iii) in any combination thereof. The Company shall notify the Holder not less than ten Trading Days prior to the applicable Interest Payment Date of the manner in which such Interest Payment shall be made. Any failure to so notify the Holder shall be deemed an election by the Company to make such Interest Payment in cash. Notwithstanding the foregoing, the Company may not make any Interest Payment in whole or in part to the Holder by issuing Common Shares unless, on the applicable Interest Payment Date, each of the Equity Conditions (including clause (h) thereof) are satisfied (or waived in writing by the Holder) with respect to such Common Shares. In the event the Company elects to make all or any portion of an Interest Payment in Common Shares and is permitted to do so in accordance with the conditions of this Section 2(b), the number of Common Shares issuable in respect of such Interest Payment shall be calculated by dividing the portion of the Interest Payment the Company has elected to make in Common Shares by 90% of the VWAP for the five consecutive Trading Days immediately preceding the Interest Payment Date. To the extent that any Interest Payment is made by issuing Common Shares, the Company shall, on or before the fifth Trading Day following the applicable Interest Payment Date, issue and deliver to the Holder a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled, provided that the Company shall, upon request of the Holder, except to the extent prohibited by law or to the extent the Company cannot do so after using commercially reasonable efforts, deliver Common Shares hereunder electronically through CDS Clearing and Depository Services Inc. Notwithstanding any election (or failure to make such an election) by the Company to the contrary, the Holder may, at any time prior to an Interest Payment Date, require that the applicable Interest Payment be made in Common Shares as provided in this Section 2(b) and may waive the Equity Conditions in connection therewith.

(c) Upon any conversion of this Note all accrued and unpaid interest on the principal amount converted shall be paid on the fifth (5th) Trading Day after conversion in cash or Common Shares as provided in Section 2(b), at the election of the Holder.

3. Principal.

(a) The Company shall pay the principal balance of this Note (the "**Principal Payment**") and any accrued but unpaid interest thereon to the Holder on the Maturity Date. If the Maturity Date is not a Business Day, then the Principal Payment due on that date will be due on the next succeeding Business Day and such extension of time shall be included in computing the interest in respect of such payment. To the extent any portion of the principal balance of this Note has been converted by the Holder to Common Shares pursuant to Section 8 below, the Principal Payment that would otherwise be payable to the Holder on the Maturity Date shall be reduced by the portion of the principal so converted until reduced to zero.

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(b) Except as may otherwise be required under this Note, the Company may not at any time prepay this Note in whole or in part.

(c) At any time and from time to time after October 31, 2007, but not more often than one time per calendar month, the Holder may require the Company to redeem (A) up to US$[______][3] (each, a "**Monthly Put**," and the percentage of the outstanding principal amount of this Note on the Put Payment Date (as defined below) that the Holder elects to put under this clause (c) in any given month, the "**Put Percentage**") plus (B) an amount equal to the Put Percentage of all accrued and unpaid interest as of the Put Payment Date (such amount, the "**Put Interest**," and the sum of the Monthly Put and the Put Interest, the "**Monthly Put Amount**") by delivering to the Company a put notice (a "**Put Notice**") in the form attached hereto, appropriately completed and duly signed, and the date any such Put Notice is delivered to the Company (as determined in accordance with the notice provisions in Section 17) is a "**Put Date**." The redemption of all or any portion of the principal amount of this Note and the interest thereon under this paragraph is referred to in this Note as a "put". Within five Business Days after delivery of any Put Notice (the "**Put Payment Date**"), the Company shall deliver to the Holder in respect of the Monthly Put Amount, at the election of the Holder (i) cash, (ii) a number of freely tradable Common Shares equal to the total amount to be paid divided by the Put Price (such Common Shares to be delivered on or before the Put Payment Date), or (iii) any combination thereof, in the respective amounts set forth in the applicable Put Notice and the principal amount of this Note then outstanding and the accrued interest thereon shall be correspondingly reduced by the respective amounts of principal and interest redeemed pursuant to such Put Notice; provided that, notwithstanding any election by the Holder to receive cash, if (x) each of the Equity Conditions are satisfied on the applicable Put Date and for each of the 20 Trading Days preceding the Put Date and with respect to the Common Shares that may be issued hereunder, and (y) the Closing Price on the Trading Market on the Put Date is equal to or greater than CAD$4.00 (as adjusted for any stock split, stock combination or similar event after the Issue Date), the Company may, by delivery of written notice to the Holder within one Business Day after the Put Date, pay the entire amount covered by such Put Notice in Common Shares or any combination of cash and Common Shares by delivering a number of freely tradable Common Shares equal to the total amount to be paid divided by the Put Price (such Common Shares to be delivered on or before the Put Payment Date). Any election by the Holder to receive payment in Common Shares as provided herein shall be deemed a waiver of the conditions set forth in clauses (x) and (y) above with respect to such Put Date. Any put of this Note pursuant to this clause (c) shall be in accordance with all of the applicable provisions of this Note, including the applicable sections of Section 9 below. Notwithstanding the foregoing, the Monthly Put for any given month shall be increased to the extent the Company has not redeemed the Monthly Put, as may be increased hereby, at the Holder's election in any prior months and, if applicable, the Put Interest in any given month shall be increased accordingly; provided that to the extent the Holder elects in any given month to put any amount in excess of the Monthly Put Amount (without regard to any increase contemplated by this sentence), any such excess shall be paid in Common Shares pursuant to clause (ii) above (without regard to whether the conditions set forth in clauses (x) and (y) above are satisfied on the applicable Put Date), unless the Holder requests, and the Company agrees, to pay all or any portion of such excess in cash. Interest shall

[3] 5% of the principal amount of this Note on the date of issuance.

continue to accrue on all principal amounts which are not redeemed by the Company at the Holder's election under this clause (c).

4. Ranking and Covenants.

(a) Except for Permitted Debt, no Debt shall be incurred or suffered to exist by the Company or any Subsidiary that is senior to or pari passu with this Note in right of payment, whether with respect to interest, principal, damages or upon liquidation or dissolution or otherwise. The Existing Notes shall rank pari passu with the Notes. So long as any Notes are outstanding, the Company will not, and will not permit any Subsidiary to, directly or indirectly, enter into, create, incur, assume or suffer to exist any Debt of any kind other than Permitted Debt. Any Debt outstanding at any time, other than Permitted Debt, must be contractually and structurally subordinated to the debt incurred in respect of the Notes.

(b) So long as any Notes are outstanding, neither the Company nor any Subsidiary shall, directly or indirectly, (i) redeem, purchase or otherwise acquire any capital stock or set aside any monies for such a redemption, purchase or other acquisition of its capital stock (other than pursuant to clause (a) of the definition of Excluded Stock), or (ii) issue any Floating Price Security.

(c) If, at any time while any Note is outstanding, the Company or any Subsidiary issues or incurs any Debt other than Permitted Debt, the Company shall notify the Holder of such event and offer to repurchase, in such Holder's sole discretion, an amount of this Note from the Holder having an aggregate price (as determined below) equal to the lesser of (A) such Holder's pro rata portion of the net proceeds of such Debt (based on the portion of the Notes held by such Holder to the aggregate amount of Notes then outstanding), and (B) the aggregate amount required to repurchase this entire Note pursuant to this Section 4(c). All Notes repurchased under this Section 4(c) shall be repurchased at a price equal to the greater of (A) the outstanding principal amount of the Notes then held by such Holder, plus all accrued but unpaid interest and other amounts thereon through the date of payment, and (B) the Event Equity Value of the Underlying Shares then issuable upon conversion of the Notes purchased (without regard to any restrictions on conversion) and the closing of any such repurchase shall occur promptly upon notice from the Holder of an exercise of its rights hereunder.

(d) So long as any Notes are outstanding, the Company shall at all times have Available Cash of at least (in each case, "**Required Cash**") (i) CAD$20,000,000 as of December 31 ,2007; (ii) CAD$15,000,000 as of March 30, 2008; (iii) CAD$10,000,000 as of June 30, 2008; and (iv) CAD$10,000,000 as of September 30, 2008; provided that if on any date set forth in clauses (i) through (iv) above, the outstanding principal amount of the Notes, plus all accrued but unpaid interest thereon, is less than the Required Cash on such date, the Required Cash on such date shall be reduced to such lesser amount.

(e) So long as any Notes or Underlying Shares are outstanding, the Company will use commercially reasonable efforts to satisfy the Equity Conditions at all times.

5. Reservation of Underlying Shares. The Company covenants that it will at all times reserve and keep available out of its authorized but unissued and otherwise unreserved

Common Shares, solely for the purpose of enabling it to issue Underlying Shares as required hereunder, the number of Underlying Shares which are then issuable and deliverable upon the conversion of (and otherwise in respect of) each Note (taking into account the adjustments set forth in Section 13), free from preemptive rights or any other contingent purchase rights of Persons other than the Holder. The Company covenants that all Underlying Shares so issuable and deliverable shall, upon issuance in accordance with the terms hereof, be duly and validly authorized and issued and fully paid and nonassessable. The Company covenants that it shall use its best efforts to satisfy each of the Equity Conditions.

6. Registration of Notes. The Company shall register the Notes upon records to be maintained by the Company for that purpose (the "**Note Register**") in the name of each record holder thereof from time to time. The Company may deem and treat the registered Holder of this Note as the absolute owner hereof for the purpose of any conversion hereof or any payment of interest or principal hereon, and for all other purposes.

7. Registration of Transfers and Exchanges. Subject to applicable Securities Laws, this Note and all rights hereunder are transferable in whole or in part upon the books of the Company by the Holder; provided, however, that the transferee shall agree in writing to be bound by the terms and subject to the conditions of this Note and the Purchase Agreement. The Company shall register the transfer of any portion of this Note in the Note Register upon surrender of this Note to the Company at its address for notice set forth herein. Upon any such registration or transfer, a new Note, in substantially the form of this Note (any such new Note, a "**New Note**"), evidencing the portion of this Note so transferred shall be issued to the transferee and a New Note evidencing the remaining portion of this Note not so transferred, if any, shall be issued to the Holder. The acceptance of the New Note by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Note. This Note is exchangeable for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Holder surrendering the same. No service charge or other fee will be imposed in connection with any such registration of transfer or exchange.

8. Conversion.

(a) At the Option of the Holder. The Holder may apply all or any portion of the outstanding principal amount of this Note to acquire Common Shares at the applicable Conversion Price then in effect. The Holder may apply all or a portion of the principal amount of this Note to acquire Common Shares pursuant to this paragraph at any time and from time to time after the Issue Date and for so long as this Note remains outstanding, by delivering to the Company a conversion notice (the "**Conversion Notice**"), in the form attached hereto, appropriately completed and duly signed, and the date any such Conversion Notice is delivered to the Company (as determined in accordance with the notice provisions in Section 17) is a "**Conversion Date**." The application of all or any portion of the principal amount of this Note to acquire Common Shares under this paragraph is referred to in this Note as a "conversion".

(b) Mandatory Conversion.

(i) At any time after June 30, 2008, until the Maturity Date (the "**Forced Conversion Period**"), all or any portion of this Note shall be applied, at the

election of the Company, to acquire Common Shares at the applicable Conversion Price then in effect, if and only if each of the following conditions has been satisfied or waived by the Holder, in the Holder's sole discretion: (1) the average of the daily trading volumes of the Common Shares on the Trading Market for 20 consecutive Trading Days shall be at least 100,000 shares, (2) the VWAPs on the Trading Market shall be greater than CAD$18.00 (as adjusted for any stock split, stock combination or similar event after the Issue Date) for each of such 20 consecutive Trading Days and (3) each of the Equity Conditions shall have been satisfied during such 20 Trading Days and through the applicable conversion date.

(ii) In the event of any conversion or repayment of the principal amount of this Note, the amount of the Note that may be applied to purchase Common Shares as provided in this Section 8(b) shall be reduced by an equal amount.

(iii) The Company may exercise its rights under this Section 8 by delivering written notice (the "**Mandatory Conversion Notice**") to the Holder during the Forced Conversion Period and setting forth the amount of the Note to be applied and the date on which such application shall occur (a "**Conversion Date**"), which shall be not fewer than five and not more than 20 Trading Days after the date of delivery of the Mandatory Conversion Notice.

9. Mechanics of Put and Conversion.

(a) The number of Underlying Shares issuable upon any conversion of this Note shall equal the outstanding principal amount of this Note to be converted divided by the Conversion Price on the Conversion Date.

(b) Upon any conversion of this Note, the Company shall promptly (but in no event later than five Trading Days after the date the Company receives the applicable Put Notice or Conversion Notice) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder, and in such name or names as the Holder may designate, a certificate for the Underlying Shares issuable upon such put or conversion. The Holder, or any Person so designated by the Holder to receive Underlying Shares, shall be deemed to have become the holder of record of such Underlying Shares as of the Conversion Date. The Company shall, upon request of the Holder, except to the extent prohibited by law or to the extent the Company cannot do so after using commercially reasonable efforts, deliver Underlying Shares hereunder electronically through CDS Clearing and Depository Services Inc.

(c) The Holder shall not be required to deliver the original Note being converted in order to effect a put or conversion of such Note. Any put or conversion shall be deemed to be a reduction in the principal amount of the Note to the extent the put or conversion is effected. Upon surrender of this Note following one or more partial puts or conversions, the Company shall promptly deliver to the Holder a New Note representing the remaining outstanding principal amount of such Note.

(d) If the Holder is converting less than all of the principal amount of this Note, or if a put or conversion hereunder may not be effected in full due to the application of

Section 15, the Company shall honor such put or conversion to the extent permissible hereunder and shall promptly deliver to the Holder a note identical in form to this Note indicating the principal amount (and accrued interest) which has not been put or converted.

(e) The Company's obligations to issue and deliver Underlying Shares upon any put or conversion of this Note in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by any Holder to enforce the same, any waiver or consent with respect to any provision hereof (except a waiver or consent of the Holder in writing expressly to the contrary), the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by any Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by any Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to any Holder in connection with the issuance of such Underlying Shares.

(f) If by the fifth ($5^{th}$) Trading Day after an applicable Put Date or Conversion Date the Company fails to deliver or cause to be delivered to the Holder such Underlying Shares in such amounts and in the manner required pursuant to Section 9(a), then the Holder will have the right to rescind such put or conversion. If by the fifth ($5^{th}$) Trading Day after a Put Date or Conversion Date the Company fails to deliver or cause to be delivered to the Holder such Underlying Shares in such amounts and in the manner required pursuant to Section 9(a), and if after such fifth ($5^{th}$) Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of the Underlying Shares which the Holder anticipated receiving upon such put or conversion (a "**Buy-In**"), then the Company shall either (i) pay cash to the Holder (in addition to any other remedies available to or elected by the Holder) in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the Common Shares so purchased (the "**Buy-In Price**"), at which point the Company's obligation to deliver such certificate (and to issue such Common Shares) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (x) such number of Common Shares, multiplied by (y) the Closing Price on the date of the event giving rise to the Company's obligation to deliver such certificate.

(g) Each certificate for Underlying Shares shall bear a restrictive legend to the extent and as provided in the Purchase Agreement and any certificate issued at any time in exchange or substitution for any certificate bearing such legend, shall also bear such legend, unless, in the opinion of counsel for the holder thereof (which opinion shall be reasonably satisfactory to counsel for the Company), the securities represented thereby are not, at such time, required by applicable Securities Laws to bear such legend.

10. Events of Default.

(a) "**Event of Default**" means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

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(i) any default in the payment (free of any claim of subordination) of principal, interest or liquidated damages in respect of any Notes, as and when the same becomes due and payable (whether on a date specified for the payment of interest or the date on which the obligations under the Note mature or by acceleration, redemption, prepayment or otherwise), unless such default is cured within three Business Days following such default;

(ii) the Company or any Subsidiary defaults in any of its covenants or other material obligations in respect of (A) any Permitted Debt, or (B) any other note or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any Debt due under any long term leasing or factoring arrangement of the Company or any Subsidiary in an amount exceeding US$250,000, whether such Debt now exists or is hereafter created, and any such default is not waived or cured within the time permitted by such agreements or which results in the Debt becoming due and payable; or any event or circumstance occurs that with notice or lapse of time would constitute such a default.

(iii) there is entered against the Company or any Subsidiary (A) a final judgment or order for the payment of money in an aggregate amount exceeding US$250,000, or (B) any one or more non-monetary final judgments that in either case, has not been paid within 30 days thereof or that has, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company or any Subsidiary;

(iv) any provision of any Transaction Document, at any time after the Issue Date, and for any reason other than as expressly permitted thereunder, ceases to be in full force and effect; or the Company contests in any manner the validity or enforceability of any Transaction Document or any provision thereof; or the Company denies that it has any or further liability or obligation under any Transaction Document, or purports to revoke, terminate or rescind any Transaction Documents;

(v) the occurrence of a Triggering Event; or

(vi) the occurrence of a Bankruptcy Event.

(b) At any time or times following the occurrence of an Event of Default, the Holder shall have the option to elect, by notice to the Company (an "**Event Notice**"), to require the Company to repurchase all or any portion of the outstanding principal amount of this Note, at a repurchase price equal to 125% of the greater of (A) the outstanding principal amount of the Note, plus all accrued but unpaid interest thereon through the date of payment, or (B) the Event Equity Value of the Underlying Shares issuable upon conversion of such principal amount and all such accrued but unpaid interest thereon. The aggregate amount payable pursuant to the preceding sentence is referred to as the "**Event Price.**" The Company shall pay the Event Price to the Holder no later than the fifth ($5^{th}$) Trading Day following the date of delivery of the Event Notice with respect to any cash payment and on the fifth ($5^{th}$) Trading Day following the date of delivery of the Event Notice with respect to any payment in Common Shares to the extent

permitted (the "**Event Payment Date**"), and upon receipt of the Event Price the Holder shall deliver this Note and certificates evidencing any Underlying Shares so repurchased to the Company (to the extent such certificates have been delivered to the Holder).

(c) The Company, at the option of the Holder, shall pay the Event Price (i) in cash, (ii) in Common Shares, or (iii) any combination thereof. The Holder may specify the form of payment in the Event Notice; failure to timely provide such notice shall be deemed an election by the Holder to be paid the Event Price in cash. In the event that the Holder elects to be paid all or any portion of the Event Price in Common Shares, the number of Common Shares to be issued to the Holder as payment of the Event Price shall be calculated by dividing the portion of the Event Price the Holder has elected to receive in Common Shares by 90% of the VWAP for the five (5) consecutive Trading Days immediately preceding the Event Payment Date. To the extent an Event Price is to be paid in Common Shares, the Company shall, on or before the fifth ($5^{th}$) Trading Day following the applicable Event Payment Date, (i) issue and deliver to the Holder a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder is entitled, or (ii) at all times after the Holder has notified the Company that this clause (ii) shall apply, except to the extent prohibited by law or to the extent the Company cannot do so after using commercially reasonable efforts, credit the number of Common Shares to which the Holder shall be entitled to the Holder's or its designee's balance account with CDS Clearing and Depository Services Inc.

(d) In connection with any Event of Default, the Holder need not provide, and the Company hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Any such declaration may be rescinded and annulled by the Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right incidental thereto.

11. Charges, Taxes and Expenses. Issuance of certificates for Underlying Shares upon a put or conversion of (or otherwise in respect of) this Note shall be made without charge to the Holder for any issue or transfer tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Underlying Shares or Notes in a name other than that of the Holder. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Note or receiving Underlying Shares in respect hereof. Any and all payments by or on account of any obligation of the Company hereunder or under any other Transaction Document shall be made free and clear of and without reduction or withholding for any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any governmental authority (other than taxes on or measured by net income of the Holder of this Note); provided that if any such taxes, levies, imposts, duties, charges, fees, deductions or withholdings are required to be withheld by the Company pursuant to applicable law from any amounts payable to the Holder, then (i) the sum payable to Holder shall be increased as necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under

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this Section) the Holder receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions or withholdings and (iii) the Company shall timely pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable law.

12. Replacement Certificates. If any certificate for Underlying Shares is mutilated, lost, stolen or destroyed, or the Holder fails to deliver such certificate as may otherwise be provided herein the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for such certificate, a replacement certificate, bearing the same legends, if any, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction (in such case) and, in each case, customary and reasonable indemnity. Applicants for a new certificate under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Company may prescribe.

13. Certain Adjustments. The Conversion Price is subject to adjustment from time to time as set forth in this Section 13.

(a) Dividends and Stock Splits. If the Company, at any time while this Note is outstanding, (i) pays a share dividend on its Common Shares or otherwise makes a distribution on any class of capital stock that is payable in Common Shares, (ii) subdivides outstanding Common Shares into a larger number of shares, or (iii) combines outstanding Common Shares into a smaller number of shares, then in each such case the applicable Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares outstanding immediately before such event and the denominator of which shall be the number of Common Shares outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this Section 13 (a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this Section 13(a) shall become effective immediately after the effective date of such subdivision or combination.

(b) Pro Rata Distributions. If the Company, at any time while this Note is outstanding, distributes to all holders of Common Shares (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Shares covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) any other asset (including cash) (in each case, "**Distributed Property**"), then in each such case the applicable Conversion Price in effect immediately prior to the record date fixed for determination of shareholders entitled to receive such distribution shall be adjusted (effective on such record date) to equal the product of such Conversion Price multiplied by a fraction the denominator of which shall be the average of the Closing Prices for the five Trading Days ending three Trading Days prior to such record date (the "**Average Closing Price**") and the numerator of which shall be such Average Closing Price less the then fair market value of the Distributed Property distributed in respect of one outstanding Common Share, as determined by the Company's independent chartered accountants that regularly examine the financial statements of the Company or, if such accountants decline to make such valuation, such independent chartered accountants or valuation firm that is mutually acceptable to the Company and Holder (the "**Appraiser**"). In such event, the Holder, after receipt of the determination by the Appraiser, shall have the right to select an

additional appraiser (which shall be an accounting or valuation firm), in which case such fair market value shall be deemed to equal the simple average of the values determined by each of the Appraiser and such additional appraiser. As an alternative to the foregoing adjustment to the applicable Conversion Price, to the extent not prohibited by applicable law, at the request of the Holder delivered before the 60th day after the record date fixed for determination of shareholders entitled to receive such distribution, the Company will deliver to the Holder the Distributed Property that the Holder would have been entitled to receive in respect of such number of Underlying Shares had the Holder been the record holder of such Underlying Shares immediately prior to such record date.

(c) Fundamental Changes. If, at any time while this Note is outstanding, (i) the Company effects any amalgamation, merger or consolidation of the Company with or into another Person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of Common Shares covered by Section 13(a) above) (in any such case, a "**Fundamental Change**"), then upon any subsequent conversion of this Note, the Holder shall have the right only to receive for each Underlying Share that would have been issuable upon such conversion absent such Fundamental Change, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Change if it had been, immediately prior to such Fundamental Change, the holder of one Common Share (the "**Alternate Consideration**"). The aggregate Conversion Price will not be affected by any such Fundamental Change, but the Company shall apportion such aggregate Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Change, then the Holder shall be given the same choice as to the Alternate Consideration it is entitled to receive upon any conversion of the Holder's Note following such Fundamental Change. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Change shall issue to the Holder a Note consistent with the foregoing provisions and evidencing the Holders' right to convert such Note only into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Change is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 13(c) and ensuring that the Note (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Change (or other event referred to in Section 13 hereof).

(d) Subsequent Equity Sales.

(i) If, at any time prior to May 30, 2008, the Company or any Subsidiary issues additional Common Shares or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for Common Shares or otherwise entitling any Person to acquire Common Shares (collectively, "**Common Share Equivalents**") at a purchase price per Common Share (the "**Effective Price**") less than the Conversion Price

(as adjusted hereunder to such date), then the Conversion Price shall be reduced to equal the Effective Price. If, at any time after May 30, 2008, the Company or any Subsidiary issues Common Share Equivalents at an Effective Price less than the Conversion Price (as adjusted hereunder to such date), then the Conversion Price shall be reduced to equal the product of the Conversion Price then in effect multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding prior to such issuance plus the number of shares of Common Stock which the aggregate purchase price or exercise price for such Common Stock (plus, if applicable, the aggregate consideration received from the issuance of the Common Stock Equivalents) would purchase at the then current Conversion Price and the denominator shall be the number of shares of Common Stock outstanding or deemed to be outstanding immediately after such issuance. For purposes of this paragraph, in connection with any issuance of any Common Share Equivalents, (A) the maximum number of Common Shares potentially issuable at any time upon conversion, exercise or exchange of such Common Share Equivalents (the "**Deemed Number**") shall be deemed to be outstanding upon issuance of such Common Share Equivalents, (B) the Effective Price applicable to such Common Shares shall equal the minimum dollar value of consideration payable to the Company to purchase such Common Share Equivalents and to convert, exercise or exchange them into Common Shares, divided by the Deemed Number, (C) no further adjustment shall be made to the Conversion Price upon the actual issuance of Common Shares upon conversion, exercise or exchange of such Common Share Equivalents, and (D) to the extent that any such Common Share Equivalents expire before fully converted, exercised or exchanged, the Exercise Price will be readjusted to reflect such expiration.

(ii) If, at any time while this Note is outstanding, the Company directly or indirectly issues Common Share Equivalents with an Effective Price or a number of underlying shares that floats or resets or otherwise varies or is subject to adjustment based (directly or indirectly) on market prices of the Common Shares (a "**Floating Price Security**"), then for purposes of applying the preceding paragraph in connection with any subsequent conversion, the Effective Price will be determined separately on each Conversion Date and will be deemed to equal the lowest Effective Price at which any holder of such Floating Price Security is entitled to acquire Common Shares on such Conversion Date (regardless of whether any such holder actually acquires any shares on such date).

(iii) Notwithstanding the foregoing, no adjustment will be made under this paragraph (d) in respect of any issuances of Common Shares and Common Share Equivalents made pursuant to the definition of Excluded Stock.

(e) Calculations. All calculations under this Section 13 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of Common Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Shares.

(f) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 13, the Company at its expense will promptly compute such adjustment in accordance with the terms hereof and prepare a certificate describing in reasonable detail such

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adjustment and the transactions giving rise thereto, including all facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company's Transfer Agent.

(g) Notice of Corporate Events. If the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Shares, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any Subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits shareholder approval for any Fundamental Change, or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least seven Trading Days prior to the applicable record or effective date on which a Person would need to hold Common Shares in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to ensure that the Holder is given the practical opportunity to convert this Note prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

(h) Approvals. In the event that any adjustment of the Conversion Price requires approval of the TSX or any other person or regulatory body, adjustment shall be made to the maximum extent not requiring such approval and the Company shall use it best efforts to obtain the required approval as soon as possible.

14. Change of Control.

(a) Exchange upon Change of Control. As long any Notes are outstanding, prior to the consummation of any Change of Control following which the Company is not a surviving entity, the Company will secure from the Person purchasing such assets or the successor resulting from such Change of Control (in each case, the "**Acquiring Entity**") a written agreement (in form and substance reasonably satisfactory to the Holder) to deliver to the Holder in exchange for such Note, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to this Note (including, without limitation, having an interest rate equal to the interest rate of this Note and a conversion price proportionate to the Conversion Price of this Note) and reasonably satisfactory to the Holder. Prior to the consummation of any other Change of Control, the Company shall make appropriate provision (in form and substance reasonably satisfactory to the Holder) to ensure that the Holder will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) such number of Common Shares immediately theretofore acquirable and receivable upon the conversion of this Note such shares of stock, securities or assets that would have been issued or payable in such Change of Control with respect to or in exchange for the number of Common Shares which would have been acquirable and receivable upon the conversion of this Note as of the date of such Change of Control (without taking into account any limitations or restrictions on the convertibility of the Notes).

(b) Optional Repurchase Upon Change of Control. In addition to the rights of the Holder under Section 14(a), upon a Change of Control of the Company the Holder shall have

File No. 35003

the right, at the Holder's option, to require the Company to repurchase all or a portion of this Note at an aggregate price equal to (x) 125% of the greater of (A) the outstanding principal amount of such Note plus all accrued but unpaid interest thereon through the date of payment, and (B) the Event Equity Value of the Underlying Shares issuable upon conversion of such Note (without taking into account any limitations or restrictions on the convertibility of the Notes), or (y) an amount equal to the Black Scholes value of the outstanding principal amount of such Note plus all accrued but unpaid interest thereon through the date of payment (the "**Change of Control Repurchase Price**"). No sooner than 60 days nor later than 10 days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier (a "**Notice of Change of Control**") to the Holder. At any time during the period beginning after receipt of a Notice of Change of Control (or, in the event a Notice of Change of Control is not delivered at least ten days prior to a Change of Control, at any time on or after the date which is ten days prior to a Change of Control) and ending two Trading Days after the date of such Change of Control, the Holder may require the Company to repurchase all or a portion of this Note by delivering written notice thereof via facsimile and overnight courier (a "**Notice of Repurchase Upon Change of Control**") to the Company, which Notice of Repurchase Upon Change of Control shall indicate (i) the portion of this Note that the Holder is submitting for repurchase, and (ii) the applicable Change of Control Repurchase Price, as calculated pursuant to this Section 14(b). Upon the Company's receipt of a Notice of Repurchase Upon Change of Control from the Holder, the Company shall promptly, but in no event later than two Trading Days following such receipt, notify the Holder by facsimile of the Company's receipt of such Notice of Repurchase Upon Change of Control. The Company shall deliver the applicable Change of Control Repurchase Price simultaneously with, and only upon, the consummation of the Change of Control (such date, the "**Change of Control Payment Date**"). Payments provided for in this Section 14(b) shall have priority to payments to other shareholders in connection with a Change of Control.

15. Limitation on Put and Conversion. Notwithstanding anything to the contrary contained herein, the number of Common Shares that may be acquired by the Holder upon any put or conversion of this Note (or otherwise in respect of this Note) shall be limited to the extent necessary to ensure that, immediately following such put or conversion (or other issuance), the total number of Common Shares then beneficially owned by the Holder and its Affiliates and any other Persons whose beneficial ownership of Common Shares would be aggregated with the Holder's for purposes of Section 101 of the Securities Act (Ontario), does not exceed 9.9% (the "**Maximum Percentage**") of the total number of issued and outstanding Common Shares (including for such purpose the Common Shares issuable upon such put or conversion). The Company's obligation to issue Common Shares in excess of the limitation referred to in this Section shall be suspended (and shall not terminate or expire notwithstanding any contrary provisions herein or in any Transaction Document) until such time, if any, as such Common Shares may be issued in compliance with such limitation.

16. No Fractional Shares. The Company shall not issue or cause to be issued fractional Underlying Shares on any put or conversion of this Note. If any fraction of an Underlying Share would, except for the provisions of this Section 16, be issuable upon put or conversion of this Note, the number of Underlying Shares to be issued will be rounded down to

File No. 35003

the nearest whole share, with the fractional interest to be paid in cash based on the then current market price.

17. Notices. Any and all notices or other communications or deliveries hereunder (including any Put Notice or Conversion Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in the Purchase Agreement prior to 5:30 p.m. (New York City time) on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in the Purchase Agreement on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the Trading Day following the date of sending, if sent by nationally recognized overnight courier service specifying next Business Day delivery, or (iv) upon actual receipt by the party to whom such notice is required to be given, if by hand delivery. The address and facsimile number of a party for such notices or communications shall be as set forth in the Purchase Agreement, unless changed by such party by two Trading Days' prior notice to the other party in accordance with this Section 17.

18. Miscellaneous.

(a) This Note shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Subject to the restrictions on transfer set forth herein and in the Purchase Agreement, this Note may be assigned by the Holder. The Company shall not be permitted to assign this Note absent the prior written consent of the Holder.

(b) Subject to Section 18(a), nothing in this Note shall be construed to give to any person or corporation other than the Company and the Holder any legal or equitable right, remedy or cause under this Note.

(c) No waiver or delay on the part of the Holder in exercise of any right or privilege hereunder and no waiver of Event of Default hereunder shall operate as a waiver thereof unless made in writing and signed by the Holder. No written waiver shall preclude the further exercise by the Holder of any right or privilege hereunder, or extend or apply to any further Event of Default.

(d) GOVERNING LAW; VENUE; WAIVER OF JURY TRIAL. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF

Fil No. 35003

PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. THE COMPANY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY.

(e) The headings herein are for convenience only, do not constitute a part of this Note and shall not be deemed to limit or affect any of the provisions hereof.

(f) In case any one or more of the provisions of this Note shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Note shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Note.

(g) In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event (including those referred to in Section 13 hereof) occurring after the Issue Date, each reference in this Note to a price (if not otherwise adjusted) shall be amended to appropriately account for such event.

(h) This Note, together with the other Transaction Documents, constitutes the entire agreement of the parties with respect to the subject matter hereof. No provision of this Note may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the Holders holding not less than two-thirds of the then outstanding aggregate principal amount of the Notes issued hereunder or, in the case of a waiver (not approved in accordance with the amendment threshold above), by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Note shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right. The restrictions set forth in Section 15 hereof may not be amended or waived. This Note amends and restates in its entirety the note held by the Holder originally issued on June 6, 2007.

(i) The Holder shall have no rights as a holder of Common Shares as a result of being a holder of this Note, except as required by law or rights expressly provided in this Note.

(j) The Company shall, to the extent not prohibited under applicable Securities Laws, cooperate in issuing certificates representing Common Shares free of such legends upon the request of the Holder at any time after the date that is four months from the Issue Date.

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(k) For the purposes of this Note, to the extent that any amount denominated in U.S. Dollars is being converted into, or divided by, an amount denominated in Canadian Dollars, the amount being so converted, or divided, shall equal the equivalent of such amount in Canadian Dollars determined at the rate of exchange equal to the Spot Rate on such date of determination. For the purposes hereof, the "**Spot Rate**" with respect to the put or conversion or division of an amount in U.S. Dollars to or by Canadian Dollars shall mean the rate of exchange as reported by Bloomberg, L.P. (or any other reporting service acceptable to the Holder) at 6:00 p.m. (New York time) on the Friday immediately preceding the applicable Put Date, Conversion Date, Interest Payment Date, Event Payment Date or such other applicable date of determination (or, if such Friday is not a Business Day in New York, the first Business Day immediately preceding such Friday) for the spot purchase in the foreign exchange market of such amount of U.S. Dollars with Canadian Dollars.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOLLOWS]

File No. 35003

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by a duly authorized officer as of the date first above indicated.

**RESVERLOGIX CORP.**

By:______________________________
Name:
Title:

File No. 35003

**Schedule 1**

**FORM OF CONVERSION NOTICE**

(To be executed by the registered Holder in order to convert Note)

The undersigned hereby elects to convert the specified principal amount of Convertible Notes (the "**Notes**") into common shares (the "**Common Shares**"), of **RESVERLOGIX CORP.**, a company organized under the Business Corporations Act (*Alberta*) (the "**Company**"), according to the conditions hereof, as of the date written below.

________________________________________
Date to Effect Conversion

________________________________________
Principal amount of Notes owned prior to conversion

________________________________________
Principal amount of Notes to be converted
(including accrued but unpaid interest thereon and indicating the Spot Rate)

________________________________________
Number of Common Shares to be Issued

________________________________________
Applicable Conversion Price

________________________________________
Principal amount of Notes owned subsequent to Conversion

________________________________________
Name of Holder

By:_____________________________________
Name:
Title:

File No. 35003

**Schedule 2**

**FORM OF PUT NOTICE**

(To be executed by the registered Holder in order to put Note)

The undersigned hereby elects to put the specified principal amount of Convertible Notes (the "**Notes**") into (a) cash or (b) common shares (the "**Common Shares**"), as set forth below, of **RESVERLOGIX CORP.**, a company organized under the Business Corporations Act (*Alberta*) (the "**Company**"), according to the conditions hereof, as of the date written below.

______________________________

Date to of Delivery of Put Notice

______________________________

Principal amount of Notes owned prior to Put

______________________________

Principal amount of Notes to be put
([including accrued but unpaid interest thereon and] indicating the Spot Rate)

Principal amount payable in:

_______ Cash (in $ amount of principal); and/or

_______ Common Shares (in $ amount of principal)

______________________________

Number of Common Shares to be Issued, if applicable

______________________________

Put Price

______________________________

Principal amount of Notes owned subsequent to Put

______________________________

Name of Holder

By:______________________________
Name:
Title:

File No. 35003

www.resverlogix.com

RESVERLOGIX

RECEIVED

2007 SEP 19 A 7:01

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

**For Immediate Release** TSX Exchange Symbol: **RVX**

# First Ever Therapy Targets Optic Nerve Head for Glaucoma

Calgary, AB September 10, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce positive results from preliminary proof-of-concept studies for Resverlogix's TGF-Beta Shield™ as a potential new therapy for the treatment of glaucoma.

The outside lead investigator for these studies, Dr. Maria Francesca Cordeiro, from the UCL Institute of Ophthalmology (IoO), stated, "We have data from an animal model that could lead to a novel therapy targeted against cells found at the back of the eye, for the treatment of glaucoma. We are very excited about our findings with Resverlogix's TGF-Beta Shield technology."

Resverlogix, through its sponsored research agreement is focused on the development of a therapeutic approach to modulate the deleterious effects of Transforming Growth Factor-Beta (TGF-Beta) in glaucomatous eyes, as well as in other fibrotic and ophthalmic conditions.

Donald McCaffrey, President & CEO of Resverlogix, stated, "We are elated with these promising results for our TGF-Beta Shield product. In separate studies we have been able to confirm method of delivery to the back of the eye which is notoriously difficult." McCaffrey added, "In addition we have seen evidence that our drug is able to specifically target important nerve cells believed to play a role in the development of glaucoma. We believe that we may have a new class of drug treatment for glaucoma."

Dr. Cordeiro's group at the IoO has an international reputation in the field of glaucoma research, and has been awarded the 2005 Lewis Rudin Prize for the best research paper published worldwide in 2004. As a Consultant Ophthalmologist at The Western Eye Hospital, London, she specializes in treating patients with glaucoma. The collective knowledge, know-how and expertise at the IoO will aid in the development of the TGF-Beta Shield program.

Globally glaucoma affects 67 million people 10 percent of which suffer from bilateral blindness. Glaucoma is characterized by increased intraocular pressure (IOP), progressive optic nerve damage and visual field loss leading to blindness. Current treatments aim at lowering the IOP, but vision loss can still occur despite good IOP control. There is a clear need therefore in glaucoma for non-IOP lowering strategies. Recent findings have demonstrated a role for TGF- Beta in the progression of this devastating disease.

**About Resverlogix Corp.**
Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas™ program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield™, a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

*This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual*

File No. 35003

*results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.*

**For further information please contact:**


Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

Website: www.resverlogix.com

File No. 35003

RECEIVED
2007 SEP 19 A 7:41
[illegible]

**Form 51-102F3**
**Material Change Report**

**1. Name and Address of Company**

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

**2. Date of Material Change**

September 10, 2007

**3. News Release**

September 10, 2007 via Marketwire.

**4. Summary of Material Change**

Resverlogix Corp. ("Resverlogix") announced positive results from preliminary proof-of-concept studies for Resverlogix's TGF-Beta Shield™ as a potential new therapy for the treatment of glaucoma.

**5. Full Description of Material Change**

Resverlogix Corp. ("Resverlogix") announced positive results from preliminary proof-of-concept studies for Resverlogix's TGF-Beta Shield™ as a potential new therapy for the treatment of glaucoma.

The outside lead investigator for these studies, Dr. Maria Francesca Cordeiro, from the UCL Institute of Ophthalmology (IoO), stated, "We have data from an animal model that could lead to a novel therapy targeted against cells found at the back of the eye, for the treatment of glaucoma."

Resverlogix, through its sponsored research agreement is focused on the development of a therapeutic approach to modulate the deleterious effects of Transforming Growth Factor-Beta (TGF-Beta) in glaucomatous eyes, as well as in other fibrotic and ophthalmic conditions.

Dr. Cordeiro's group at the IoO has an international reputation in the field of glaucoma research, and has been awarded the 2005 Lewis Rudin Prize for the best research paper published worldwide in 2004. As a Consultant Ophthalmologist at The Western Eye Hospital, London, she specializes in treating patients with glaucoma. The collective knowledge, know-how and expertise at the IoO will aid in the development of the TGF-Beta Shield program.

Globally glaucoma affects 67 million people 10 percent of which suffer from bilateral blindness. Glaucoma is characterized by increased intraocular pressure (IOP), progressive optic nerve damage and visual field loss leading to blindness. Current treatments aim at lowering the IOP, but vision loss can still occur despite good IOP control. There is a clear need therefore in glaucoma for non-IOP lowering strategies. Recent findings have demonstrated a role for TGF- Beta in the progression of this devastating disease.

**6. Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

**7. Omitted Information**

N/A

File No. 35003

8. **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. **Date of Report**

September 10, 2007

Fil No. 35003

www.resverlogix.com

RESVERLOGIX

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

**For Immediate Release** TSX Exchange Symbol: **RVX**

## Resverlogix's HDL Preclinical Data is Published in *Current Opinion in Investigational Drugs*

Calgary, AB, September 12, 2007 – Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce today that a portion of the Company's key preclinical data has been published in *Current Opinion in Investigational Drugs*. The article titled "Novel therapies to increase apolipoprotein AI and HDL for the treatment of atherosclerosis" is an article that details the many approaches to increasing ApoA-I/HDL.

Mr. Donald McCaffrey, President & CEO of Resverlogix stated, "We are pleased to have our data included in this important journal. The data contained in this publication is an exciting segment of the comprehensive data set that Resverlogix will submit to the US Food and Drug Agency (FDA) as part of the Company's Investigational New Drug (IND) application. A Phase I Clinical trial is expected to start as early as the fourth quarter of 2007."

**About ApoA-I/HDL**
ApoA-I is the key protein in high-density lipoprotein (HDL or the "good cholesterol"). Over the past 50 years clinical studies have clearly demonstrated the beneficial role of ApoA-I by showing both the reversal of arterial plaque and reduction of CVD risk. Thereby ApoA-I has secured the moniker, the cardioprotective protein.

**About Resverlogix Corp.**
Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets significant unmet needs. The NexVas™ program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield™, a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

*This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.*

**For further information please contact:**

Theresa Kennedy
VP, Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Kenneth Lebioda
SVP, Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: Ken@resverlogix.com

Website: www.resverlogix.com

File No. 35003



RESVERLOGIX

**RESVERLOGIX CORP.**

**MANAGEMENT'S DISCUSSION AND ANALYSIS**
**FORM 51-102F1**

**FOR THE INTERIM PERIOD ENDING JULY 31, 2007**

**SEPTEMBER 12, 2007**

File No. 35003

**September 12, 2007**

# MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of operations and financial position should be read in conjunction with Resverlogix Corp.'s ("Resverlogix" or the "Company") July 31st, 2007 unaudited financial statements and should also be read in conjunction with the audited financial statements and Management's Discussion and Analysis for the year ended April 30, 2007. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP).

Information which is included herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "continue", "estimate", "forecasts" and other similar expressions, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. These risks include, but are not limited to those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel.

Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Given these risks and uncertainties, readers are cautioned not to place any undue reliance on such forward-looking statements. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

## OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. The Company's primary focus is to become a leader in the research, development and commercialization of novel therapeutics that reduce the risk of cardiovascular disease (CVD). The Company's secondary research focus is on fibrotic disorders and cancer.

The Company has developed three separate programs in the CVD area of research. The primary CVD program is NexVas™ Plaque Reduction (NexVas™ PR) which targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. ApoA-I is the key building block of HDL, the "good cholesterol". NexVas™ Vascular Inflammation (NexVas™ VI), the Company's second CVD program, is a research stage technology focused on molecular targets of vascular inflammation. The development of anti-inflammatory agents is poised to play a potentially significant role in the prevention of cardiovascular risk. ReVas™ is the Company's third cardiovascular program dedicated to

File No. 35003

the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis.

The Company has initiated during the year a new discovery program in the area of cognitive disorders from its current NexVas technology platform. NexVas™ Alzheimer's Disease (NexVas AD) is a discovery stage technology for the development of drugs that enhance ApoA-I for stabilization and regression of Beta Amyloid Plaque. Epidemiological and mechanistic evidence indicate a link between low ApoA-I/HDL and neurodegenerative disease such as Alzheimer's Disease.

TGF-β Shield™ is a dual focused program that aims to address the unmet medical need of grievous proliferate diseases, such as cancer and fibrosis, with a TGF-β inhibitor. The Company is focused on the development of a therapeutic approach to modulate the deleterious effects of TGF-β in cancers and fibrotic diseases, such as ophthalmic conditions of the eye.

The Company is focused on the primary stages of drug development, leading to Investigational New Drug (IND) application and early stage clinical studies. This strategy will avoid the significant costs and unknown results of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology. Hence, a major portion of the biotech investment risk should be eliminated.

***Intellectual Property***

The Company devotes significant resources to ensure protection of ideas and inventions related to core areas of business. The Company has rights to an intellectual property portfolio that covers several compositions, methods and treatments for cardiovascular and inflammatory disease, cancers and fibrotic indications.

As of September 12, 2007, Resverlogix owns and/or has rights to six patent families, comprising one issued US patent and twenty-five pending applications. This includes non-provisional US and Patent Cooperation Treaty (PCT) applications. The twenty-five pending patent applications are interrelated and assert rights to substantially similar inventions in different jurisdictions.

The Company's intellectual property strategy is to build a strong patent portfolio around the core technology that is important to the development of leading edge medicines. The Company's offensive and defensive strategies are to be the first to identify, isolate, and patent therapeutic agents with commercial importance, to seek out and license intellectual property believed to be useful in connection with potential products, and to control public disclosures.

The Company also believes that its know-how will provide a significant competitive advantage, and intends to continue to develop and protect its proprietary tools, methods and trade secrets. It is our policy to require employees, consultants, members of our Scientific and Clinical Advisory Board and other third parties in collaborative agreements to execute confidentiality agreements. Employee, consultant and contract research organization agreements specify that all inventions resulting from work performed utilizing the Company's property, business strategies, and work completed during employment/services performed are the Company's exclusive property to the extent permitted by law.

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*Trademarks*

"NexVas", "ReVas", and "TGF-β Shield" are trademarks of Resverlogix Corp. in Canada and the United States."

Shares of Resverlogix trade on the Toronto Stock Exchange under the symbol, RVX.

## HIGHLIGHTS AND CURRENT DEVELOPMENTS

The Company is encouraged by the scientific development of NexVas™ CVD program. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research to proof-of-concept and is now in the process of moving towards the filing of its Investigational New Drug (IND) application for its NexVas PR technology. The hiring of world renowned experts and a dedicated staff has made a significant contribution to this rapid progression in furthering the development of the Company's CVD research programs.

*Scientific Developments*

In May 2007, the Company announced the demonstration of a successful method and route of delivery for a potential therapeutic to select cells in the back of the eye. These findings were researched through the UCL Institute of Ophthalmology, University College London, and will be used for testing and development of the Company's TGF-β shield technology. Resverlogix is focused on the development of a therapeutic approach to modulate the deleterious effects of transforming growth factor-β in glaucomatous eyes, as well as in other fibrotic and ophthalmic conditions.

In June 2007, the Company announced a research collaboration with Dr. Larry Sparks and Sun Health Research Institute, Sun City Arizona, for its NexVas AD program. Dr. Sparks was the first to discover the neuropathologic link between cholesterol and Alzheimer's disease. In a three-year study at the Institute's Cleo Roberts Center for Clinical Research it was confirmed in nationwide clinical trials that elevated cholesterol levels might predict which aging seniors are more at risk of developing Alzheimer's disease. In a separate study directed by Dr. Sparks, it was demonstrated that Lipitor®, a cholesterol-lowering medication, slows the progression and reduces the deterioration of Alzheimer's disease. Sun Health Research Institute (SHRI) has been a leader nationally and internationally in the effort to find answers to disorders related to aging including Alzheimer's disease, Parkinson's disease, arthritis and prostate cancer. The Institute, founded in 1986, together with its Arizona consortium partners, has been designated by the National Institutes of Health as one of just 29 Alzheimer's Disease Centers in the nation.

In July 2007, the Company released important data from a non-human primate study on the clinical lead compound, RVX-208. Data highlights from the study in adult African green monkeys illustrate that RVX-208 elevates both ApoA-I and HDL-c in a dose-dependent manner. When RVX-208 was administered over 28-day and 42-day treatment regimens, ApoA-I levels were increased up to 52% and HDL cholesterol levels increased up to 75%. By using a range of doses the Company has demonstrated a clear dose-response relationship for effects on both ApoA-I and HDL. The data confirmed the potency of RVX-208 on ApoA-I and HDL-c and added new information with robust dose-response using lower doses than the last reported monkey study in April 2007. No adverse affects were noted within the dosing ranges used. The data also provides additional information to better enable the execution of our proof-of-concept tests in man. The African green monkey data,

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by virtue of being derived from a predictive animal model for the human situation, are useful in designing of the Phase I trial which is expected to commence in the 4th quarter of this calendar year.

The following scientific developments were announced subsequent to the first quarter ended July 31, 2007:

In September 2007, the Company announced positive results from preliminary proof-of-concept studies for Resverlogix's TGF-Beta Shield™ as a potential new therapy for the treatment of glaucoma. The studies conducted by Dr. Maria Francesca Cordeiro, from the UCL Institute of Ophthalmology (IoO) showed data from an animal model that could lead to a novel therapy targeted against cells found at the back of the eye, for the treatment of glaucoma. Dr. Cordeiro's group at the IoO has an international reputation in the field of glaucoma research, and has been awarded the 2005 Lewis Rudin Prize for the best research paper published worldwide in 2004. As a Consultant Ophthalmologist at The Western Eye Hospital, London, she specializes in treating patients with glaucoma. This research is part of a sponsored agreement focused on the development of a therapeutic approach to modulate the deleterious effects of Transforming Growth Factor-Beta (TGF-Beta) in glaucomatous eyes, as well as in other fibrotic and ophthalmic conditions.

***Peer Review and Recognition***

In July 2007, the Company announced its abstract has been accepted to present key scientific data of its lead molecule RVX-208 at the 16th International Symposium for Drugs Affecting Lipid Metabolism (DALM). The presentation titled, "A novel drug RVX-208 raises plasma apolipoprotein A-I and HDL cholesterol," will be presented by Dr. Norman Wong, Resverlogix co-founder and chairman of the scientific advisory board on the opening day of the conference, October 4, 2007, in New York City. The conference is an international venue for the presentation of state of the art current therapeutics and research for the prevention of atherosclerosis and other cardiovascular diseases. Data will be presented at the conference indicating a growing body of evidence from predictive animal models, including non-human primates, indicates RVX-208's potential for preventing or regressing atherosclerosis.

In August 2007, the Company announced it has been awarded the 2007 North American Excellence in Technology of the Year Award by Frost & Sullivan. The award is bestowed upon the company that has pioneered the development and introduction of an innovative technology into the market; a technology that has either impacted or has the potential to impact several market sectors.

"Resverlogix NexVas™ PR technology for the treatment of atherosclerosis is a best-in-class technology for therapeutic drug development. The enhancement of ApoA-I has the potential to revolutionize how cardiovascular diseases are treated in the future," said Sangeetha Prabakar, Research Analyst for Frost & Sullivan.

This award recognizes a company's successful technology development that is expected to bring significant contributions to the industry in terms of adoption, change, and competitive posture. It also recognizes the overall technical excellence of a company and its commitment towards technology innovation.

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### *Clinical Review Committee*

The Company established a Clinical Review Committee based on the recommendation of a leading science panel of experts. The purpose of the committee is to provide guidance to the Company in the development of the NexVas program.

Based on the recommendation of the expert panel, Resverlogix named Dr. Philip Barter, Dr. Prediman K. Shah, Dr. Daniel Rader, Dr. Bo Angelin and Dr. Jacques Genest, all internationally renowned cardiovascular researchers, to its newly formed clinical review committee. Dr. Barter is currently director of the Heart Research Institute, in Sydney, Australia, and is also a professor of medicine at the University of Sydney. Dr. Shah is a director of the division of cardiology and the atherosclerosis research centre at Cedars-Sinai Medical Center, and is also a professor of medicine at the David Geffen School of Medicine at the University of California, Los Angeles. The support and guidance that will be received from these members of our clinical review committee will accelerate the NexVas plaque regression program. Dr. Rader is an associate professor of medicine and pathology at the University of Pennsylvania school of medicine in Philadelphia, Pennsylvania. He is director of preventive cardiology and the lipid clinic and associate director of the General Clinical Research Center. Dr. Rader is a member of the American Society of Clinical Investigation and serves on the executive committee of the arteriosclerosis thrombosis and vascular biology council of the American Heart Association and the scientific board of the Sarnoff Foundation. Dr. Bo Angelin is Professor of Clinical Metabolism at Karolinska Institutet and Head of the Center for Metabolism & Endocrinology and Director of Research & Development at Huddinge University Hospital. In addition to these appointments Dr. Angelin is currently serving as a member of the Nobel Assembly of Karolinska Institutet and the Nobel Committee for Physiology or Medicine and is member of the Board of Directors for Astra Zeneca. Dr. Genest is currently professor, faculty of medicine, at McGill University and director of the division of cardiology at McGill University Health Centre/Royal Victoria Hospital. He is also a member of a number of associations including the Canadian Medical Association, American College of Physicians, Royal College of Physicians and Surgeons of Canada, American College of Cardiology and the American Heart Association.

### *Board of Directors*

In May 2007, Resverlogix appointed Dr. Roger Newton, PhD, to the Board of Directors, to be effective July 10, 2007. Dr. Newton has worked 25 years in the pharmaceutical and life sciences industries, and is currently senior vice-president of Pfizer Global Research and Development, and director at Esperion Therapeutics Inc., a Pfizer Inc. company. He was formerly co-founder, president and chief executive officer of Esperion Therapeutics. His exceptional track record will clearly add a very positive level of proven expertise in drug development, corporate finance and operational management to the board.

### *Issuance of Convertible Debentures*

<u>January 2007 Financing</u>

The Company sold and issued to certain institutional investors $17.0 million (U.S.) of senior secured convertible debentures due January 4, 2010. The debentures are convertible any time at the option of the holders at a conversion price of $12.07 per share, subject to adjustments described further in the notes to the financial statements. As of the quarter ended July 31, 2007, the debentures carried an interest rate of ten percent, a two percent increase from its initial rate. The increase in the rate was the result of certain interest rate

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provisions in the debentures where the trading ranges of Company's share price closes below the conversion price used to value the conversion rights. In circumstances where the Company's share price trades below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures, the Company is obligated to pay interest at the then applicable rate on the converted amount commencing on the conversion date through the maturity date of the debenture.

The Company announced on September 4, 2007, that as part of the financing amendment described below, the January 2007 debentures has been amended to eliminate the trading volume equity conditions under the original debenture. These original conditions limited the ability of the Company to issue shares in lieu of cash when paying any interest obligation. The Company has amended the January 2007 warrants previously priced at $15.09 to $10.25 in exchange for the waiver of the volume related equity conditions. The balance of the January 2007 notes and warrants remain unchanged from its original form.

As of September 12, 2007, the holders of the January 2007 financing have converted 961,000 of the underlying common shares leaving approximately 551,000 underlying common shares or $6.4 million (U.S.) of the debentures unconverted.

June 2007 Financing and Subsequent Amendment of Terms

On June 6, 2007, the Company sold and issued to certain institutional investors $25.0 million (U.S.) of senior secured convertible debentures due June 6, 2012 which were subsequently amended on August 31, 2007 and is described below.

Under the terms of the original financing the debentures were convertible any time at the option of the holders initially at a conversion price of $17.50 per share, subject to certain adjustments further described in notes to the July 31, 2007 financial statements. The debentures carried an eight percent interest rate payable semi-annually and are subject to increases in the rate between 10-15% pursuant to certain conditions where trading ranges of Company's share price closes below the conversion price then in effect. As of the quarter ended July 31, 2007, the interest rate was increased to 11% due to trading prices closing below the trading ranges of the debenture.

In circumstances where the Company's share price trades below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures, the Company is obligated to pay interest at the then applicable rate on the converted amount commencing on the conversion date through the maturity date of the debenture ("Interest to Maturity"). Also issued were 529,350 accompanying warrants at an exercise price of $20.63 per share, subject to certain adjustments.

On August 31, 2007, the Company amended the terms of the June 2007 financing to eliminate the Interest to Maturity provisions and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate. In exchange for these amendments, the conversion price has been amended to $8.76 from the original conversion price of $17.50. In addition, the warrants issued under the June 2007 financing have been re-priced to $10.25 from $20.63 and an additional 529,000 warrants have been issued.

The amended agreement also provides the holders with a once monthly 5% put option of principal amount at issuance. The put option provides the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company has the option to pay the put obligation with shares if certain trading and equity conditions are met. The monthly put options are cumulative (if previous monthly put options are not exercised) but at no time can the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount.

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The maximum monthly cash obligation under the put option assuming all holders issue a put in a given month is $1.28 million U.S (assumes the Company does not issue shares). The first put option is available to the holders after October 31, 2007. Unless permitted under Canadian securities legislation, the holders of the debentures, warrants and common shares will not be able to trade the debentures, warrants or common shares until October 8, 2007.

As of the quarter ended July 31, 2007, the company has paid its interest obligations of $139,000 U.S. on conversion of debentures to common shares in the form of 3,351 common shares and $21,000 U.S. in cash. The semi-annual interest obligation on the outstanding January financing due July 2, 2007 was $521,000 U.S. and was settled at the Company's option with the issuance of 38,713 shares.

As of September 12, 2007, total interest obligations of $1.8 million U.S. on conversion to common shares was paid in the form of 229,000 common shares and $47,000 U.S. in cash. The Interest to Maturity obligations included in the total interest obligation was $1.6 million U.S.

Further detail of the provisions of the January and June 2007 financings is disclosed in the Notes to the July 31, 2007 Financial Statements.

### *Retention of Financial Advisor*

In January 2007, the Company retained UBS Securities to act as the financial advisor to assist the board of directors and management in its evaluation of strategic alternatives for the Company. Their role is to evaluate alternatives with the NexVas plaque regression franchise and secure a strategic agreement regarding the technologies. Resverlogix has not yet set a definitive timetable for completion of its evaluation and there are no assurances that the evaluation process will result in any specific transaction that will be acceptable to the Company.

## RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the three months ended July 31, 2007 of $6,985,811, or $0.28 per share. The net loss for the three months ended July 31, 2006 was $1,996,432 or $0.08 per share.

The average monthly "burn rate", of net revenues and expenditures excluding non-cash items, for the three months ended July 31, 2007 was $1,410,000 as compared to $547,000 for the same period in the prior year. The increase is primarily related to planned expenditures to accelerate the development of scientific programs and expanded market awareness activities.

### *Revenue*

The revenue of the Company consisted primarily of interest earned on funds invested. Interest revenue was $296,215 for the three months ended July 31, 2007, as compared to $57,481 the same three month period in the prior year.

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### *Research and Development*

For the three months ended July 31, 2007, research and development expenditures totaled $3,929,465. For the three months ended July 31, 2006, research and development expenditures totaled $1,200,719. Key expense items relate to lead optimization of the Company's novel compounds using prominent contract research organizations and renowned research experts. These expenses include chemical synthesis, pharmacokinetics studies and toxicology testing in preparation for an IND application planned in the latter part of 2007. Although expenditures in this area have increased significantly, it is not unusual given the fast progression of the research and the stage of development. The Company continues to closely monitor results for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for R&D staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation has increased over the last year. The Company currently has 21 research and development staff. The Company expects future research & development costs to increase in the next quarters of fiscal 2008 when third-party IND and Phase I human clinical costs will be incurred.

### *General and Administrative*

For the three months ended July 31, 2007, general and administrative expenditures totaled $596,275, compared to $497,242 for the three months ended July 31, 2006. General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major component of the expenses for the three month period ended July 31, 2007 was salaries, benefits, consulting fees and recruitment costs for $245,874, as compared to $233,953 for the three months ended July 31, 2006. The Company also incurred $72,666 for shareholder and investor relations expenses, and $129,505 for professional fees. This compares to $68,634 and $55,998 respectively for the same period last year. The remaining expenditures were related to general operating costs. Increased expenditures compared to the prior period were primarily due to the growth in the Company.

### *Stock Based Compensation*

For the three months ended July 31, 2007, $1,452,568 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $281,574 for the same period of the prior year. The issuance of the stock options and the appreciation of the Company's trading value from the prior year period have resulted in the increase in stock based compensation expense. The recognition and amortization of stock based compensation is a non-cash expense.

### *Interest and Accretion on Convertible Debt*

As result of issuing convertible debenture in January and June 2007, the Company has accrued interest at the stated coupon rate of 8% to 12% in the amount of $679,102 for the three months ended July 31, 2007. The accretion of interest resulting from using the effective interest rate method on the carrying value of the convertible debt was $621,708 for the three months ended July 31, 2007. The accretion is reflected as non-cash interest expense in the statement of operations and deficit.

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## SUMMARY OF QUARTERLY RESULTS

| | For the three month period ended | | | |
|---|---|---|---|---|
| | July 31 2007 | April 30 2007 | Jan. 31 2007 | Oct. 31 2006 |
| Revenue | $296,215 | $182,617 | $49,714 | $31,367 |
| Net loss | ($6,985,811) | ($8,594,122) | ($4,574,578) | ($3,164,869) |
| Net loss per share (basic and fully diluted) | ($0.28) | ($0.36) | ($0.19) | ($0.13) |

| | For the three month period ended | | | |
|---|---|---|---|---|
| | July 31 2006 | April 30 2006 | Jan. 31 2006 | Oct. 31 2005 |
| Revenue | $57,481 | $62,533 | $69,609 | $67,074 |
| Net loss | ($1,996,432) | ($2,183,169) | ($1,484,679) | ($2,093,320) |
| Net loss per share (basic and fully diluted) | ($0.08) | ($0.09) | ($0.06) | ($0.09) |

The primary factors and trends that have caused variations in our quarterly results is the progression of the research and development activity of the Company and the timing of recording stock-based compensation expenses. Increased research and development activities have been directed primarily towards the CVD programs in particular the NexVas program and the newly established ReVas program. Stock based compensation costs have fluctuated from quarter to quarter primarily tied to when options are issued and how they are accounted for and valued in those periods, as well as the revaluation of stock based compensation for key consultants in accordance with accounting standards. The amortization of stock-based compensation is a non-cash expense.

## LIQUIDITY

As at July 31, 2007, cash and near cash investments totaled $32,636,996 as compared to $12,726,947 at April 30, 2007. The Company's policy is to invest its cash reserves in low risk investments with a maturity of less than one year at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At July 31, 2007, the Company had working capital of $30,418,895 compared to $10,529,977 at April 30, 2007. Given the overall cash burn rate, the Company believes that it has sufficient cash reserves to operate for the next year with the assumption of no revenues.

## FINANCING ACTIVITIES

On June 6, 2007, the Company sold and issued to certain institutional investors $25.0 million (U.S.) of senior secured convertible debentures due June 6, 2012 which were subsequently amended after the quarter ended July 31, 2007.

Under the original terms, the debentures were convertible any time at the option of the holders initially at a conversion price of $17.50 per share, subject to certain adjustments further described in notes to the July 31, 2007 financial statements. The debentures carried an eight percent interest rate payable semi-annually and are subject to increases in the rate

between 10-15% pursuant to certain conditions where trading ranges of Company's share price closes below the conversion price then in effect. As of the quarter ended July 31, 2007, the interest rate was increased to 11% due to trading prices closing below the trading ranges of the debenture. Also issued were 529,350 accompanying warrants at an exercise price of $20.63 per share, subject to certain adjustments.

As previously noted in "Issuance of Convertible Debentures", on August 31, 2007, the Company amended the terms of the June 2007 financing to eliminate the Interest to Maturity provisions and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate. In exchange for these amendments, the conversion price has been amended to $8.76 from the original conversion price of $17.50. In addition, the warrants issued under the June 2007 financing have been re-priced to $10.25 from $20.63 and an additional 529,000 warrants have been issued.

The amended agreement also provides the holders with a once monthly 5% put option of principal amount at issuance. The put option provides the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company has the option to pay the put obligation with shares if certain trading and equity conditions are met. The monthly put options are cumulative (if previous monthly put options are not exercised) but at no time can the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount.

The first put option is available to the holders after October 31, 2007. Unless permitted under Canadian securities legislation, the holders of the debentures, warrants and common shares will not be able to trade the debentures, warrants or common shares until October 8, 2007. Further detail is provided in the Subsequent Event note in the financial statements.

## INVESTING ACTIVITIES

For the three months ended July 31, 2007, $320,315 was spent on property and equipment additions. Of this total, $310,251 was incurred for additional lab equipment. The remaining expenditures were for additional office equipment and software. For the three months ended July 31, 2006, property and equipment additions totaled $149,386.

Patent additions totaled $29,494 for the three months ended July 31, 2007, compared to $131,366 for the three months ended July 31, 2006. These expenditures reflect the legal costs associated with our expanding patent-pending applications.

## CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at July 31, 2007:

| Contractual Obligations | 2008 | 2009 |
|---|---|---|
| Research contracts | $2,663,000 | $0 |
| Operating leases | $152,256 | $11,006 |

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $522,282 and have been appropriately accrued in the financial statements.

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## SIGNIFICANT ACCOUNTING POLICIES CHANGES

Effective May 1, 2007, the Company adopted the new recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation, Section 3865, Hedges and Section 1530, Comprehensive Income. In accordance with the transitional provisions of the new standards, prior period financial statements were not restated.

Section 1530, Comprehensive Income

The section requires the presentation of comprehensive income and its components in a new financial statement. Comprehensive income is the change in the net assets of a company arising from transactions, events, and circumstances not related to shareholders. The Company has not recognized any adjustment through comprehensive income for the three-month period ended July 31, 2007.

Section 3855, Financial Instruments – Recognition and Measurement, and Section 3861, Financial Instruments – Disclosure and Presentation

These sections establish standards for classification, recognition, measurement, presentation and disclosure of financial instruments (including derivatives) and non-financial derivatives in the financial statements. This standard prescribes when to recognize a financial instrument in the balance sheet and at what amount. Depending on their balance sheet classification, fair value or cost-based measures are used. This standard also prescribes the basis of presentation for gains and losses on financial instruments. Based on the financial classification, gains and losses on financial instruments are recognized in net income or other comprehensive income.

The Company has designated its financial instruments as follows:

- Cash and cash equivalents and short-term investments are classified as "Available-for-Sale" and carried at fair value and changes in fair value of financial assets are marked-to-market and recorded in other comprehensive income at each period end.
- Accounts payable, accrued liabilities and convertible debentures are classified as "Other Liabilities". After initial fair value measurement, they are measured at amortized cost using the effective interest rate method.

The new standard requires derivative instruments that may be recorded in other financial instruments (the "host instrument") to be treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument and are to be measured at fair value with subsequent changes recognized in other income. In accordance with CICA Handbook Section 3855, the Company conducted a search for embedded derivatives in all contractual arrangements and did not identify any embedded features that require separate presentation from the host contract.

As a result of adopting Section 3855, deferred financing costs relating to convertible notes, have been reclassified from deferred financing costs to convertible debentures on the consolidated balance sheet. These costs will be taken into earnings using the effective interest method over the life of the related debt.

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Section 3865, Hedges

This section specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company's financial statements for the three-month period ended July 31, 2007.

## DISCLOSURE OF OUTSTANDING SHARE DATA (as at September 12, 2007)

### Authorized and Issued Share Capital

There were 25,327,985 common shares issued and outstanding for a total of $31,896,700 in share capital, net of share issue costs. There are no preferred shares issued.

### Description of Options, Warrants and Convertible securities outstanding

| Security Type | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| Options | 948,700 | $1.60 | 4/25/08 |
| Options | 24,000 | $1.16 | 7/15/08 |
| Options | 25,000 | $1.20 | 9/5/08 |
| Options | 200,000 | $1.50 | 3/15/09 |
| Options | 57,000 | $2.53 | 9/28/08 |
| Options | 200,000 | $2.25 | 9/28/10 |
| Options | 75,000 | $2.47 | 9/28/08 |
| Options | 30,000 | $5.27 | 2/16/09 |
| Options | 50,000 | $7.44 | 4/8/09 |
| Options | 20,000 | $7.96 | 5/6/09 |
| Options | 30,000 | $7.96 | 5/6/10 |
| Options | 25,000 | $6.18 | 6/27/10 |
| Options | 60,000 | $6.97 | 9/13/10 |
| Options | 60,000 | $6.97 | 9/13/07 |
| Options | 375,000 | $7.23 | 10/6/10 |
| Options | 50,000 | $6.97 | 12/15/10 |
| Options | 400,000 | $7.60 | 2/28/13 |
| Options | 197,500 | $7.35 | 3/7/11 |
| Options | 105,000 | $6.80 | 6/8/10 |
| Options | 130,000 | $6.44 | 6/28/10 |
| Options | 235,000 | $14.16 | 1/4/11 |
| Options | 450,000 | $15.90 | 5/14/12 |
| Warrants | 408,647 | $10.25 | 1/4/11 |
| Warrants | 1,058,702 | $10.25 | 6/6/12 |
| Convertible debentures | 550,898 | $12.07 | 1/4/10 |
| Convertible debentures | 3,012,258 | $8.76 | 6/6/12 |
| Total | 8,777,705 | $1.16 to $15.90 | |

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## DISCLOSURE CONTROLS AND PROCEDURES

As of June 30, 2007, the President and Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") together with the Company's management have evaluated the design of the Company's disclosure controls and procedures. They concluded that the Company's disclosure controls and procedures can provide reasonable, not absolute, assurance that the objectives of the control systems are met.

## INTERNAL CONTROLS

The CEO and CFO are responsible for designing internal control procedures over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company, due to its limited number of staff, has weaknesses in its control over financial reporting which are:

1. Due to the limited number of staff, it is not possible to achieve segregation of all duties. Management has attempted to mitigate the risk of material misstatement in financial reporting through a combination of extensive and detailed review by senior management and the board of directors. Where practicable, the Company will make necessary changes to improve the segregation of duties.
2. Due to the limited number of staff, the Company has a risk of material misstatement related to complex and non-routine complex accounting transaction. Management and Board reviews are utilized to mitigate these risks but there is no guarantee that a material misstatement would be prevented. The Company will attempt to remediate this weakness by employing outside consultants with the appropriate expertise when the need arises to assist with complex accounting and technical issues.

During the quarter ended July 31, 2007 we have not made any changes in the Company's internal controls over financial reporting that would materially affect, or is reasonable likely to materially affect, the Company's internal controls over financial reporting.

## RISKS AND UNCERTAINTIES

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry. Accordingly, investments in biotechnology companies should be regarded as speculative. Biotechnology research and development involves a significant degree of risk. An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this Management's Discussion and Analysis. The risks and uncertainties described below is not an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company's business. If any one or more of the following risks occur, the Company's business, financial condition and results of operations could be seriously harmed. Further, if the Company fails to meet the expectations of the public market in any given period, the market price of the Company's common shares could decline.

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## Early Stage Development and Scientific Uncertainty

The Company is in an early stage of development, which may require significant additional investment for research and development, scale-up manufacturing, clinical testing, and regulatory submissions of product candidates prior to commercialization. There can be no assurance that any such products will actually be developed. A commitment of substantial time and resources is required to conduct research and clinical trials if the Company is to complete the development of any product. It is not known whether any of these product or process candidates will meet applicable health regulatory standards and obtain required regulatory approvals, or whether such products can be produced in commercial quantities at reasonable costs and be successfully marketed, or whether our products will achieve market acceptance, or if our investment in any such products will be recovered through sales or royalties.

In addition, products may cause undesirable side effects. Results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of pre-clinical or clinical research. If regulatory authorities do not approve the products or if regulatory compliance is not maintained, the Company would have limited ability to commercialize our products, and our business and results of operations would be harmed. The Company may fail to develop any products, to obtain regulatory approvals, to enter clinical trials, or to commercialize any products.

## Lack of Product Revenues and History of Losses

To date, the Company has not recorded any revenues from the sale of biopharmaceutical products, but has accumulated net losses of $40,351,310 to July 31, 2007. Losses are expected to increase in the near term as the Company continues its product development efforts, enter clinical trials and seek regulatory approval for the sale of our product for the treatment of cardiovascular disease. The Company expects to incur losses unless and until such time as payments from corporate collaborations, product sales and/or royalty payments generate sufficient revenues to fund its continuing operations. Quarter to quarter fluctuations in revenues, expenses and losses are also expected. The Company is unable to predict the extent of any future losses or when the Company will become profitable, if ever. Even if the Company does achieve profitability, it may not be able to sustain or increase profitability on an ongoing basis.

## Review of Strategic Alternatives with UBS

The Company has engaged UBS to review the potential sale of its technology to a leading life-sciences company. The evaluation is focused on reviewing what steps should be taken by the Company to secure a strategic agreement regarding the Company's technologies. The Company has not yet set a definitive timetable for completion of its evaluation. There can be no assurances that the evaluation process will result in any specific transaction that will be acceptable to the Company.

## Financing Impact on Operations

As of July 31, 2007, the Company had outstanding face value CAD $39,913,670 of convertible debentures. The amount and the terms of the convertible debentures and other financial obligations could have important consequences for our operations. For example:

- We could increase our vulnerability to general adverse economic condition and industry conditions that could limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

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- We may we required to dedicate a substantial portion of our cash flow to the payment of principal and interest on the debentures, thereby reducing funds available to the Company for operations and any future business opportunities;
- We may be limit our planning flexibility for, or ability to react to, changes in business plans or industry conditions;
- We may be placed at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

The January 2007 convertible debentures contain an adjusting interest rate based on the trading price of the Company's share and carry a range of 10%-15% that once adjusted can not be subsequently reduced. As of September 12, 2007, the rate of interest on the debenture financing is 12%. If the interest rate increases, the Company may not be able to meet its debt service obligations without issuing additional common shares.

**Financing Covenants Governing Debentures**

Our financing contains certain covenants that could impair the Company' ability to take advantage of certain business opportunities that would be advantageous to the Company. The amended debenture contains certain covenants that among other things, limit our ability and the ability of our subsidiary to:

- Issues or incur new debt, excluding certain permitted debt, without offering to repurchase some portion of the debenture at the debt holder discretion.
- Company shall at all times have Available Cash of at least (i) $20,000,000 as of December 31, 2007; (ii) $15,000,000 as of March 30, 2008; (iii) $10,000,000 as of June 30, 2008; and (iv) $10,000,000 as of September 30, 2008, unless the outstanding principal and accrued interest is less than these values. – these are only applicable to the Amended June 2007 financing.
- Issue additional equity instruments such as common shares, options, convertible debt at a purchase price per share less than the conversion price then in effect. Any such issuance less than the conversion price in effect would result in the re-pricing of the conversion price to the new effective price.
- Issue additional new securities without offering 50% of the offered securities to the existing debenture holders.
- Purchase or redeem our capital stock
- Sell or otherwise dispose of assets

These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our industry or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

**Financing Requirements and Access to Capital**

The Company will require substantial additional funds for further research and development, planned clinical testing, regulatory approvals, establishment of pilot-scale manufacturing capabilities and, if necessary, the marketing and sale of its products. The Company may attempt to raise additional funds for these purposes through public or private equity or debt financing, collaborations with other biopharmaceutical companies and/or from other sources. There can be no assurance that additional funding or partnership will be available on terms acceptable to the Company and which would foster successful commercialization of the products.

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## Patents and Proprietary Technology

The Company's success will depend in part on its ability to obtain, maintain, and enforce patent rights, maintain trade secret protection and operate without infringing the proprietary rights of third parties. There can be no assurance that pending patent applications will be allowed and that the Company will develop additional proprietary products that are patentable, that issued patents will provide any competitive advantage or will not be challenged by any third parties, or that patents of others will not have an adverse effect on the ability to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the products, or design around the products patented by the Company. In addition, the Company may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Company. If such licenses are not obtained it could encounter delays in introducing one or more of its products to the market, while it attempts to design around such patents, or could find that the development, manufacturing or sale of products requiring such licenses could be foreclosed. In addition, the Company could incur substantial costs in defending itself in suits brought against it on such patents or in suits which it attempts to enforce its own patents against other parties.

Until such time, if ever, that patent applications are filed, the ability of the Company to maintain the confidentiality of its technology may be crucial to its ultimate possible commercial success. While procedures have been adopted to protect the confidentiality of its technology, no assurance can be given that such arrangements will be effective, that third parties will not gain access to trade secrets or disclose the technology, or that the Company can meaningfully protect its rights to its trade secrets.

## Dependence on Collaborative Partners, Licensors and Others

The Company's activities will require it to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of its products. The Company entered into an exclusive licensing arrangement with Medtronic, Inc., a major medical technology devices company. The Company is eligible to receive certain payments upon successful completion of predefined milestones and would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license agreement. The Company intends to attract other corporate partners and enter into additional research collaborations. There can be no assurance, however, that such collaborations will be established on favourable terms, if at all, or that its current Medtronic agreement or future collaborations will be successful. Failure to attract commercial partners for its products may result in the Company incurring substantial clinical testing, manufacturing and commercialization costs prior to realizing any revenue from product sales or result in delays or program discontinuance if funds are not available in sufficient quantities.

The licensing agreement with Medtronic would give them exclusive, worldwide rights to develop and commercialize its ReVas™ technology. Should Medtronic or any other collaborative partner fail to develop, manufacture, or commercialize successfully any product to which it has rights, or any partner's product to which the Company have rights, the business may be adversely affected. Failure of a collaborative partner to continue to participate in any particular program could delay or halt the development or commercialization of products generated from such program. In addition, there can be no assurance that the collaborative partners will not pursue other technologies or develop alternative products either alone or in collaboration with others, including the Company's

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competitors, as a means for developing treatments for the diseases targeted by the Company's programs.

Furthermore, the Company will hold licenses for certain technologies and there can be no assurance that these licenses will not be terminated, or that they will be renewed on conditions acceptable to the Company. The Company may negotiate additional licenses in respect of technologies developed by other companies and academic institutions. Terms of license agreements to be negotiated may include, inter alia, a requirement to make milestone payments, which may be substantial. The Company will also be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and, in some instances, is responsible for the costs of filing and prosecuting patent applications.

**Damages resulting from claims from former Employers**

Many of the Company's employees were previously employed at universities or other biotechnology or pharmaceutical companies, including competitors or potential competitors. The Company could be subject to claims that these employees or the Company have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if the Company is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If the Company fails in defending such claims, in addition to paying money claims, the Company may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent the ability to commercialize certain product candidates, which could severely harm our business.

**Rapid Technological Change**

The biotechnology and pharmaceutical industries are characterized by rapid and substantial technological change. There can be no assurance that developments by others will not render the products or technologies noncompetitive, or that the Company will keep pace with technological developments. Competitors have developed or are developing technologies that could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired therapeutic effect and could be more effective and less costly than the products to be developed by the Company. In addition, alternative forms of medical treatment may be competitive with the Company's products.

**Government Regulations and Regulation of Drug and Product Approval**

Biotechnology, medical device and pharmaceutical companies operate in a high-risk regulatory environment. The manufacture and sale of products is governed by numerous statutes and regulations in the United States, Canada and other countries. The subject matter of such legislation includes approval of manufacturing facilities, controlled research and testing procedures, review and approval of manufacturing, preclinical and clinical data prior to marketing approval, as well as regulation of marketing activities, notably advertising and labeling. The process of obtaining necessary regulatory approvals is lengthy, expensive and uncertain. The Company or our collaborators may fail to obtain the necessary approvals to commence or continue pre-clinical or clinical testing or to manufacture or market our potential products in reasonable time frames, if at all. In addition, governmental authorities in Canada, the United States, or other countries may enact regulatory reforms or restrictions on the development of new therapies that could adversely affect the regulatory environment in which the Company operates or the development of any products that may be developed. Many of the products and processes that are being

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currently developed require significant development, testing and the investment of significant funds prior to their commercialization. There can be no assurance that any of such products or processes will actually be developed to a commercial level. Completing clinical testing and obtaining required approvals is expected to take several years and to require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company or by the FDA/TPD if it is determined at any time that the subjects or patients are being exposed to unacceptable risks. No assurance can be given that the product candidates will prove to be safe and effective in clinical trials or that the Company will receive the requisite regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may be granted with specific limitations on the indicated uses for which that drug may be marketed or may be withdrawn if problems occur following initial marketing or if compliance with regulatory standards is not maintained.

**Competition**

Technological competition from pharmaceutical companies, biopharmaceutical companies and universities is intense and is expected to increase, in particular in the market for therapeutic products to treat, mitigate or prevent cardiovascular disease. Many potential competitors may have substantially greater product development capabilities or financial, scientific, marketing and human resources exceeding those of the Company. Moreover, competitors may develop products more quickly and obtain regulatory approval for such products more rapidly, or develop products which are more effective than those which the Company intends to develop. Research and development by others may render the Company's technology or products obsolete or noncompetitive or produce treatments or cures superior to any therapy developed or to be developed by the Company.

**Dependence on Key Personnel**

The Company depends on certain members of its management and scientific staff and the loss of services of one or more of whom could adversely affect the operations, research and development. In addition, the Company's ability to manage growth effectively will require it to continue to implement and improve its management systems and to recruit and train new employees. There can be no assurance that the Company will be able to successfully attract and retain skilled and experienced personnel.

**Status of Healthcare Reimbursement**

The ability to successfully market certain therapeutic products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Significant uncertainty exists as to whether newly approved healthcare products will qualify for reimbursement. Furthermore, challenges to the price of medical products and services are becoming more frequent. There can be no assurance that adequate third-party coverage will be available to establish price levels, which would allow the Company to realize an acceptable return on its investment in product development.

**Potential Product Liability**

Pharmaceutical products involve an inherent risk of product liability claims and associated adverse publicity. Product liability insurance is costly, availability is limited and may not be on terms which would be acceptable to the Company, if at all. An inability to maintain

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sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of potential products. A product liability claim brought against the Company or withdrawal of a product from the market, could have a material adverse effect upon the Company and its financial condition.

**Volatility of Share Price, Absence of Dividends and Fluctuation of Operating Results**

Market prices for the securities of biotechnology companies, including the Company, have historically been highly volatile. Factors such as fluctuation of the Company's operating results, announcements of technological innovations, patents or new commercial products by the Company or competitors, results of clinical testing, regulatory actions, or public concern over the safety of biopharmaceutical products and other factors could have a significant effect on the share price or trading volumes for the common shares. The Company's common shares have been subject to significant price and volume fluctuations and may continue to be subject to significant price and volume fluctuations in the future. Resulting fluctuations below the conversion prices on the convertible debt financing could have an adverse affect on the Company's cash flow or a dilution of ownership from the issuance of common stock, if the holders of the debt choose to convert the debt at such a time where the Company's shares are trading on the stock market below the conversion prices then in effect. Such an action would obligate the Company to pay interest to maturity of the Convertible Debt in the form of cash, common stock or a combination thereof. The Company has not paid dividends to date and does not expect to pay dividends in the foreseeable future.

**U.S. Investors Civil Liabilities**

The Company was formed under the laws of Alberta, Canada. Some of the members of the board of directors and officers are residents of countries other than the U.S. As a result, it may be impossible for U.S. investors to affect service of process within the U.S. upon the Company or these persons or to enforce against the Company or these persons any judgments in civil and commercial matters, including judgments under U.S. federal or state securities laws. In addition, a Canadian court may not permit U.S. investors to bring an original action in Canada or to enforce in Canada a judgment of a state or federal court in the U.S.

**ADDITIONAL INFORMATION**

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

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RECEIVED
2007 SEP 19 A 7:21

**FORM 52-109F2**
***CERTIFICATION OF INTERIM FILINGS***

I, ***Kelly McNeill, CFO of ResVerlogiX Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***ResVerlogiX Corp.***, (the issuer) for the interim period ending ***July 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 14, 2007

*signed "Kelly McNeill"*
Kelly McNeill
CFO

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RECEIVED

2007 SEP 19 A 7:21

**FORM 52-109F2**
***CERTIFICATION OF INTERIM FILINGS***

I, ***Donald J. McCaffrey, President and CEO of ResVerlogiX Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***ResVerlogiX Corp.***, (the issuer) for the interim period ending ***July 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 14, 2007

*signed "Donald J. McCaffrey"*
Donald J. McCaffrey
President and CEO

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RECEIVED

2007 SEP 19 A 7:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RESVERLOGIX

# *First Quarter Ended July 31, 2007*

**CORPORATE OFFICE:**
202, 279 Midpark Way SE
Calgary, Alberta, T2X 1M2 Canada
Phone: (403) 254-9252 Fax: (403) 256-8495 Email: info@resverlogix.com
www.resverlogix.com

---

**TRADING SYMBOL:**
TSX: RVX

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September 12, 2007

# MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of operations and financial position should be read in conjunction with Resverlogix Corp.'s ("Resverlogix" or the "Company") July 31st, 2007 unaudited financial statements and should also be read in conjunction with the audited financial statements and Management's Discussion and Analysis for the year ended April 30, 2007. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP).

Information which is included herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "continue", "estimate", "forecasts" and other similar expressions, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. These risks include, but are not limited to those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel.

Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Given these risks and uncertainties, readers are cautioned not to place any undue reliance on such forward-looking statements. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

## OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. The Company's primary focus is to become a leader in the research, development and commercialization of novel therapeutics that reduce the risk of cardiovascular disease (CVD). The Company's secondary research focus is on fibrotic disorders and cancer.

The Company has developed three separate programs in the CVD area of research. The primary CVD program is NexVas™ Plaque Reduction (NexVas™ PR) which targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. ApoA-I is the key building block of HDL, the "good cholesterol". NexVas™ Vascular Inflammation (NexVas™ VI), the Company's second CVD program, is a research stage technology focused on molecular targets of vascular inflammation. The development of anti-inflammatory agents is poised to play a potentially significant role in the prevention of cardiovascular risk. ReVas™ is the Company's third cardiovascular program dedicated to

the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis.

The Company has initiated during the year a new discovery program in the area of cognitive disorders from its current NexVas technology platform. NexVas™ Alzheimer's Disease (NexVas AD) is a discovery stage technology for the development of drugs that enhance ApoA-I for stabilization and regression of Beta Amyloid Plaque. Epidemiological and mechanistic evidence indicate a link between low ApoA-I/HDL and neurodegenerative disease such as Alzheimer's Disease.

TGF-β Shield™ is a dual focused program that aims to address the unmet medical need of grievous proliferate diseases, such as cancer and fibrosis, with a TGF-β inhibitor. The Company is focused on the development of a therapeutic approach to modulate the deleterious effects of TGF-β in cancers and fibrotic diseases, such as ophthalmic conditions of the eye.

The Company is focused on the primary stages of drug development, leading to Investigational New Drug (IND) application and early stage clinical studies. This strategy will avoid the significant costs and unknown results of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology. Hence, a major portion of the biotech investment risk should be eliminated.

***Intellectual Property***

The Company devotes significant resources to ensure protection of ideas and inventions related to core areas of business. The Company has rights to an intellectual property portfolio that covers several compositions, methods and treatments for cardiovascular and inflammatory disease, cancers and fibrotic indications.

As of September 12, 2007, Resverlogix owns and/or has rights to six patent families, comprising one issued US patent and twenty-five pending applications. This includes non-provisional US and Patent Cooperation Treaty (PCT) applications. The twenty-five pending patent applications are interrelated and assert rights to substantially similar inventions in different jurisdictions.

The Company's intellectual property strategy is to build a strong patent portfolio around the core technology that is important to the development of leading edge medicines. The Company's offensive and defensive strategies are to be the first to identify, isolate, and patent therapeutic agents with commercial importance, to seek out and license intellectual property believed to be useful in connection with potential products, and to control public disclosures.

The Company also believes that its know-how will provide a significant competitive advantage, and intends to continue to develop and protect its proprietary tools, methods and trade secrets. It is our policy to require employees, consultants, members of our Scientific and Clinical Advisory Board and other third parties in collaborative agreements to execute confidentiality agreements. Employee, consultant and contract research organization agreements specify that all inventions resulting from work performed utilizing the Company's property, business strategies, and work completed during employment/services performed are the Company's exclusive property to the extent permitted by law.

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### *Trademarks*

"NexVas", "ReVas", and "TGF-β Shield" are trademarks of Resverlogix Corp. in Canada and the United States."

Shares of Resverlogix trade on the Toronto Stock Exchange under the symbol, RVX.

## HIGHLIGHTS AND CURRENT DEVELOPMENTS

The Company is encouraged by the scientific development of NexVas™ CVD program. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research to proof-of-concept and is now in the process of moving towards the filing of its Investigational New Drug (IND) application for its NexVas PR technology. The hiring of world renowned experts and a dedicated staff has made a significant contribution to this rapid progression in furthering the development of the Company's CVD research programs.

### *Scientific Developments*

In May 2007, the Company announced the demonstration of a successful method and route of delivery for a potential therapeutic to select cells in the back of the eye. These findings were researched through the UCL Institute of Ophthalmology, University College London, and will be used for testing and development of the Company's TGF-β shield technology. Resverlogix is focused on the development of a therapeutic approach to modulate the deleterious effects of transforming growth factor-β in glaucomatous eyes, as well as in other fibrotic and ophthalmic conditions.

In June 2007, the Company announced a research collaboration with Dr. Larry Sparks and Sun Health Research Institute, Sun City Arizona, for its NexVas AD program. Dr. Sparks was the first to discover the neuropathologic link between cholesterol and Alzheimer's disease. In a three-year study at the Institute's Cleo Roberts Center for Clinical Research it was confirmed in nationwide clinical trials that elevated cholesterol levels might predict which aging seniors are more at risk of developing Alzheimer's disease. In a separate study directed by Dr. Sparks, it was demonstrated that Lipitor®, a cholesterol-lowering medication, slows the progression and reduces the deterioration of Alzheimer's disease. Sun Health Research Institute (SHRI) has been a leader nationally and internationally in the effort to find answers to disorders related to aging including Alzheimer's disease, Parkinson's disease, arthritis and prostate cancer. The Institute, founded in 1986, together with its Arizona consortium partners, has been designated by the National Institutes of Health as one of just 29 Alzheimer's Disease Centers in the nation.

In July 2007, the Company released important data from a non-human primate study on the clinical lead compound, RVX-208. Data highlights from the study in adult African green monkeys illustrate that RVX-208 elevates both ApoA-I and HDL-c in a dose-dependent manner. When RVX-208 was administered over 28-day and 42-day treatment regimens, ApoA-I levels were increased up to 52% and HDL cholesterol levels increased up to 75%. By using a range of doses the Company has demonstrated a clear dose-response relationship for effects on both ApoA-I and HDL. The data confirmed the potency of RVX-208 on ApoA-I and HDL-c and added new information with robust dose-response using lower doses than the last reported monkey study in April 2007. No adverse affects were noted within the dosing ranges used. The data also provides additional information to better enable the execution of our proof-of-concept tests in man. The African green monkey data,

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by virtue of being derived from a predictive animal model for the human situation, are useful in designing of the Phase I trial which is expected to commence in the 4th quarter of this calendar year.

The following scientific developments were announced subsequent to the first quarter ended July 31, 2007:

In September 2007, the Company announced positive results from preliminary proof-of-concept studies for Resverlogix's TGF-Beta Shield™ as a potential new therapy for the treatment of glaucoma. The studies conducted by Dr. Maria Francesca Cordeiro, from the UCL Institute of Ophthalmology (IoO) showed data from an animal model that could lead to a novel therapy targeted against cells found at the back of the eye, for the treatment of glaucoma. Dr. Cordeiro's group at the IoO has an international reputation in the field of glaucoma research, and has been awarded the 2005 Lewis Rudin Prize for the best research paper published worldwide in 2004. As a Consultant Ophthalmologist at The Western Eye Hospital, London, she specializes in treating patients with glaucoma. This research is part of a sponsored agreement focused on the development of a therapeutic approach to modulate the deleterious effects of Transforming Growth Factor-Beta (TGF-Beta) in glaucomatous eyes, as well as in other fibrotic and ophthalmic conditions.

***Peer Review and Recognition***

In July 2007, the Company announced its abstract has been accepted to present key scientific data of its lead molecule RVX-208 at the 16th International Symposium for Drugs Affecting Lipid Metabolism (DALM). The presentation titled, "A novel drug RVX-208 raises plasma apolipoprotein A-I and HDL cholesterol," will be presented by Dr. Norman Wong, Resverlogix co-founder and chairman of the scientific advisory board on the opening day of the conference, October 4, 2007, in New York City. The conference is an international venue for the presentation of state of the art current therapeutics and research for the prevention of atherosclerosis and other cardiovascular diseases. Data will be presented at the conference indicating a growing body of evidence from predictive animal models, including non-human primates, indicates RVX-208's potential for preventing or regressing atherosclerosis.

In August 2007, the Company announced it has been awarded the 2007 North American Excellence in Technology of the Year Award by Frost & Sullivan. The award is bestowed upon the company that has pioneered the development and introduction of an innovative technology into the market; a technology that has either impacted or has the potential to impact several market sectors.

"Resverlogix NexVas™ PR technology for the treatment of atherosclerosis is a best-in-class technology for therapeutic drug development. The enhancement of ApoA-I has the potential to revolutionize how cardiovascular diseases are treated in the future," said Sangeetha Prabakar, Research Analyst for Frost & Sullivan.

This award recognizes a company's successful technology development that is expected to bring significant contributions to the industry in terms of adoption, change, and competitive posture. It also recognizes the overall technical excellence of a company and its commitment towards technology innovation.

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### *Clinical Review Committee*

The Company established a Clinical Review Committee based on the recommendation of a leading science panel of experts. The purpose of the committee is to provide guidance to the Company in the development of the NexVas program.

Based on the recommendation of the expert panel, Resverlogix named Dr. Philip Barter, Dr. Prediman K. Shah, Dr. Daniel Rader, Dr. Bo Angelin and Dr. Jacques Genest, all internationally renowned cardiovascular researchers, to its newly formed clinical review committee. Dr. Barter is currently director of the Heart Research Institute, in Sydney, Australia, and is also a professor of medicine at the University of Sydney. Dr. Shah is a director of the division of cardiology and the atherosclerosis research centre at Cedars-Sinai Medical Center, and is also a professor of medicine at the David Geffen School of Medicine at the University of California, Los Angeles. The support and guidance that will be received from these members of our clinical review committee will accelerate the NexVas plaque regression program. Dr. Rader is an associate professor of medicine and pathology at the University of Pennsylvania school of medicine in Philadelphia, Pennsylvania. He is director of preventive cardiology and the lipid clinic and associate director of the General Clinical Research Center. Dr. Rader is a member of the American Society of Clinical Investigation and serves on the executive committee of the arteriosclerosis thrombosis and vascular biology council of the American Heart Association and the scientific board of the Sarnoff Foundation. Dr. Bo Angelin is Professor of Clinical Metabolism at Karolinska Institutet and Head of the Center for Metabolism & Endocrinology and Director of Research & Development at Huddinge University Hospital. In addition to these appointments Dr. Angelin is currently serving as a member of the Nobel Assembly of Karolinska Institutet and the Nobel Committee for Physiology or Medicine and is member of the Board of Directors for Astra Zeneca. Dr. Genest is currently professor, faculty of medicine, at McGill University and director of the division of cardiology at McGill University Health Centre/Royal Victoria Hospital. He is also a member of a number of associations including the Canadian Medical Association, American College of Physicians, Royal College of Physicians and Surgeons of Canada, American College of Cardiology and the American Heart Association.

### *Board of Directors*

In May 2007, Resverlogix appointed Dr. Roger Newton, PhD, to the Board of Directors, to be effective July 10, 2007. Dr. Newton has worked 25 years in the pharmaceutical and life sciences industries, and is currently senior vice-president of Pfizer Global Research and Development, and director at Esperion Therapeutics Inc., a Pfizer Inc. company. He was formerly co-founder, president and chief executive officer of Esperion Therapeutics. His exceptional track record will clearly add a very positive level of proven expertise in drug development, corporate finance and operational management to the board.

### *Issuance of Convertible Debentures*

<u>January 2007 Financing</u>

The Company sold and issued to certain institutional investors $17.0 million (U.S.) of senior secured convertible debentures due January 4, 2010. The debentures are convertible any time at the option of the holders at a conversion price of $12.07 per share, subject to adjustments described further in the notes to the financial statements. As of the quarter ended July 31, 2007, the debentures carried an interest rate of ten percent, a two percent increase from its initial rate. The increase in the rate was the result of certain interest rate

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provisions in the debentures where the trading ranges of Company's share price closes below the conversion price used to value the conversion rights. In circumstances where the Company's share price trades below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures, the Company is obligated to pay interest at the then applicable rate on the converted amount commencing on the conversion date through the maturity date of the debenture.

The Company announced on September 4, 2007, that as part of the financing amendment described below, the January 2007 debentures has been amended to eliminate the trading volume equity conditions under the original debenture. These original conditions limited the ability of the Company to issue shares in lieu of cash when paying any interest obligation. The Company has amended the January 2007 warrants previously priced at $15.09 to $10.25 in exchange for the waiver of the volume related equity conditions. The balance of the January 2007 notes and warrants remain unchanged from its original form.

As of September 12, 2007, the holders of the January 2007 financing have converted 961,000 of the underlying common shares leaving approximately 551,000 underlying common shares or $6.4 million (U.S.) of the debentures unconverted.

June 2007 Financing and Subsequent Amendment of Terms

On June 6, 2007, the Company sold and issued to certain institutional investors $25.0 million (U.S.) of senior secured convertible debentures due June 6, 2012 which were subsequently amended on August 31, 2007 and is described below.

Under the terms of the original financing the debentures were convertible any time at the option of the holders initially at a conversion price of $17.50 per share, subject to certain adjustments further described in notes to the July 31, 2007 financial statements. The debentures carried an eight percent interest rate payable semi-annually and are subject to increases in the rate between 10-15% pursuant to certain conditions where trading ranges of Company's share price closes below the conversion price then in effect. As of the quarter ended July 31, 2007, the interest rate was increased to 11% due to trading prices closing below the trading ranges of the debenture.

In circumstances where the Company's share price trades below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures, the Company is obligated to pay interest at the then applicable rate on the converted amount commencing on the conversion date through the maturity date of the debenture ("Interest to Maturity"). Also issued were 529,350 accompanying warrants at an exercise price of $20.63 per share, subject to certain adjustments.

On August 31, 2007, the Company amended the terms of the June 2007 financing to eliminate the Interest to Maturity provisions and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate. In exchange for these amendments, the conversion price has been amended to $8.76 from the original conversion price of $17.50. In addition, the warrants issued under the June 2007 financing have been re-priced to $10.25 from $20.63 and an additional 529,000 warrants have been issued.

The amended agreement also provides the holders with a once monthly 5% put option of principal amount at issuance. The put option provides the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company has the option to pay the put obligation with shares if certain trading and equity conditions are met. The monthly put options are cumulative (if previous monthly put options are not exercised) but at no time can the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount.

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The maximum monthly cash obligation under the put option assuming all holders issue a put in a given month is $1.28 million U.S (assumes the Company does not issue shares). The first put option is available to the holders after October 31, 2007. Unless permitted under Canadian securities legislation, the holders of the debentures, warrants and common shares will not be able to trade the debentures, warrants or common shares until October 8, 2007.

As of the quarter ended July 31, 2007, the company has paid its interest obligations of $139,000 U.S. on conversion of debentures to common shares in the form of 3,351 common shares and $21,000 U.S. in cash. The semi-annual interest obligation on the outstanding January financing due July 2, 2007 was $521,000 U.S. and was settled at the Company's option with the issuance of 38,713 shares.

As of September 12, 2007, total interest obligations of $1.8 million U.S. on conversion to common shares was paid in the form of 229,000 common shares and $47,000 U.S. in cash. The Interest to Maturity obligations included in the total interest obligation was $1.6 million U.S.

Further detail of the provisions of the January and June 2007 financings is disclosed in the Notes to the July 31, 2007 Financial Statements.

***Retention of Financial Advisor***

In January 2007, the Company retained UBS Securities to act as the financial advisor to assist the board of directors and management in its evaluation of strategic alternatives for the Company. Their role is to evaluate alternatives with the NexVas plaque regression franchise and secure a strategic agreement regarding the technologies. Resverlogix has not yet set a definitive timetable for completion of its evaluation and there are no assurances that the evaluation process will result in any specific transaction that will be acceptable to the Company.

**RESULTS OF OPERATIONS**

Resverlogix incurred a net loss for the three months ended July 31, 2007 of $6,985,811, or $0.28 per share. The net loss for the three months ended July 31, 2006 was $1,996,432 or $0.08 per share.

The average monthly "burn rate", of net revenues and expenditures excluding non-cash items, for the three months ended July 31, 2007 was $1,410,000 as compared to $547,000 for the same period in the prior year. The increase is primarily related to planned expenditures to accelerate the development of scientific programs and expanded market awareness activities.

***Revenue***

The revenue of the Company consisted primarily of interest earned on funds invested. Interest revenue was $296,215 for the three months ended July 31, 2007, as compared to $57,481 the same three month period in the prior year.

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### *Research and Development*

For the three months ended July 31, 2007, research and development expenditures totaled $3,929,465. For the three months ended July 31, 2006, research and development expenditures totaled $1,200,719. Key expense items relate to lead optimization of the Company's novel compounds using prominent contract research organizations and renowned research experts. These expenses include chemical synthesis, pharmacokinetics studies and toxicology testing in preparation for an IND application planned in the latter part of 2007. Although expenditures in this area have increased significantly, it is not unusual given the fast progression of the research and the stage of development. The Company continues to closely monitor results for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for R&D staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation has increased over the last year. The Company currently has 21 research and development staff. The Company expects future research & development costs to increase in the next quarters of fiscal 2008 when third-party IND and Phase I human clinical costs will be incurred.

### *General and Administrative*

For the three months ended July 31, 2007, general and administrative expenditures totaled $596,275, compared to $497,242 for the three months ended July 31, 2006. General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major component of the expenses for the three month period ended July 31, 2007 was salaries, benefits, consulting fees and recruitment costs for $245,874, as compared to $233,953 for the three months ended July 31, 2006. The Company also incurred $72,666 for shareholder and investor relations expenses, and $129,505 for professional fees. This compares to $68,634 and $55,998 respectively for the same period last year. The remaining expenditures were related to general operating costs. Increased expenditures compared to the prior period were primarily due to the growth in the Company.

### *Stock Based Compensation*

For the three months ended July 31, 2007, $1,452,568 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $281,574 for the same period of the prior year. The issuance of the stock options and the appreciation of the Company's trading value from the prior year period have resulted in the increase in stock based compensation expense. The recognition and amortization of stock based compensation is a non-cash expense.

### *Interest and Accretion on Convertible Debt*

As result of issuing convertible debenture in January and June 2007, the Company has accrued interest at the stated coupon rate of 8% to 12% in the amount of $679,102 for the three months ended July 31, 2007. The accretion of interest resulting from using the effective interest rate method on the carrying value of the convertible debt was $621,708 for the three months ended July 31, 2007. The accretion is reflected as non-cash interest expense in the statement of operations and deficit.

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## SUMMARY OF QUARTERLY RESULTS

| | For the three month period ended July 31 2007 | April 30 2007 | Jan. 31 2007 | Oct. 31 2006 |
|---|---|---|---|---|
| Revenue | $296,215 | $182,617 | $49,714 | $31,367 |
| Net loss | ($6,985,811) | ($8,594,122) | ($4,574,578) | ($3,164,869) |
| Net loss per share (basic and fully diluted) | ($0.28) | ($0.36) | ($0.19) | ($0.13) |

| | For the three month period ended July 31 2006 | April 30 2006 | Jan. 31 2006 | Oct. 31 2005 |
|---|---|---|---|---|
| Revenue | $57,481 | $62,533 | $69,609 | $67,074 |
| Net loss | ($1,996,432) | ($2,183,169) | ($1,484,679) | ($2,093,320) |
| Net loss per share (basic and fully diluted) | ($0.08) | ($0.09) | ($0.06) | ($0.09) |

The primary factors and trends that have caused variations in our quarterly results is the progression of the research and development activity of the Company and the timing of recording stock-based compensation expenses. Increased research and development activities have been directed primarily towards the CVD programs in particular the NexVas program and the newly established ReVas program. Stock based compensation costs have fluctuated from quarter to quarter primarily tied to when options are issued and how they are accounted for and valued in those periods, as well as the revaluation of stock based compensation for key consultants in accordance with accounting standards. The amortization of stock-based compensation is a non-cash expense.

## LIQUIDITY

As at July 31, 2007, cash and near cash investments totaled $32,636,996 as compared to $12,726,947 at April 30, 2007. The Company's policy is to invest its cash reserves in low risk investments with a maturity of less than one year at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At July 31, 2007, the Company had working capital of $30,418,895 compared to $10,529,977 at April 30, 2007. Given the overall cash burn rate, the Company believes that it has sufficient cash reserves to operate for the next year with the assumption of no revenues.

## FINANCING ACTIVITIES

On June 6, 2007, the Company sold and issued to certain institutional investors $25.0 million (U.S.) of senior secured convertible debentures due June 6, 2012 which were subsequently amended after the quarter ended July 31, 2007.

Under the original terms, the debentures were convertible any time at the option of the holders initially at a conversion price of $17.50 per share, subject to certain adjustments further described in notes to the July 31, 2007 financial statements. The debentures carried an eight percent interest rate payable semi-annually and are subject to increases in the rate

between 10-15% pursuant to certain conditions where trading ranges of Company's share price closes below the conversion price then in effect. As of the quarter ended July 31, 2007, the interest rate was increased to 11% due to trading prices closing below the trading ranges of the debenture. Also issued were 529,350 accompanying warrants at an exercise price of $20.63 per share, subject to certain adjustments.

As previously noted in "Issuance of Convertible Debentures", on August 31, 2007, the Company amended the terms of the June 2007 financing to eliminate the Interest to Maturity provisions and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate. In exchange for these amendments, the conversion price has been amended to $8.76 from the original conversion price of $17.50. In addition, the warrants issued under the June 2007 financing have been re-priced to $10.25 from $20.63 and an additional 529,000 warrants have been issued.

The amended agreement also provides the holders with a once monthly 5% put option of principal amount at issuance. The put option provides the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company has the option to pay the put obligation with shares if certain trading and equity conditions are met. The monthly put options are cumulative (if previous monthly put options are not exercised) but at no time can the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount.

The first put option is available to the holders after October 31, 2007. Unless permitted under Canadian securities legislation, the holders of the debentures, warrants and common shares will not be able to trade the debentures, warrants or common shares until October 8, 2007. Further detail is provided in the Subsequent Event note in the financial statements.

## INVESTING ACTIVITIES

For the three months ended July 31, 2007, $320,315 was spent on property and equipment additions. Of this total, $310,251 was incurred for additional lab equipment. The remaining expenditures were for additional office equipment and software. For the three months ended July 31, 2006, property and equipment additions totaled $149,386.

Patent additions totaled $29,494 for the three months ended July 31, 2007, compared to $131,366 for the three months ended July 31, 2006. These expenditures reflect the legal costs associated with our expanding patent-pending applications.

## CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at July 31, 2007:

| **Contractual Obligations** | **2008** | **2009** |
|---|---|---|
| Research contracts | $2,663,000 | $0 |
| Operating leases | $152,256 | $11,006 |

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $522,282 and have been appropriately accrued in the financial statements.

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## SIGNIFICANT ACCOUNTING POLICIES CHANGES

Effective May 1, 2007, the Company adopted the new recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation, Section 3865, Hedges and Section 1530, Comprehensive Income. In accordance with the transitional provisions of the new standards, prior period financial statements were not restated.

Section 1530, Comprehensive Income

The section requires the presentation of comprehensive income and its components in a new financial statement. Comprehensive income is the change in the net assets of a company arising from transactions, events, and circumstances not related to shareholders. The Company has not recognized any adjustment through comprehensive income for the three-month period ended July 31, 2007.

Section 3855, Financial Instruments – Recognition and Measurement, and Section 3861, Financial Instruments – Disclosure and Presentation

These sections establish standards for classification, recognition, measurement, presentation and disclosure of financial instruments (including derivatives) and non-financial derivatives in the financial statements. This standard prescribes when to recognize a financial instrument in the balance sheet and at what amount. Depending on their balance sheet classification, fair value or cost-based measures are used. This standard also prescribes the basis of presentation for gains and losses on financial instruments. Based on the financial classification, gains and losses on financial instruments are recognized in net income or other comprehensive income.

The Company has designated its financial instruments as follows:

- Cash and cash equivalents and short-term investments are classified as "Available-for-Sale" and carried at fair value and changes in fair value of financial assets are marked-to-market and recorded in other comprehensive income at each period end.
- Accounts payable, accrued liabilities and convertible debentures are classified as "Other Liabilities". After initial fair value measurement, they are measured at amortized cost using the effective interest rate method.

The new standard requires derivative instruments that may be recorded in other financial instruments (the "host instrument") to be treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument and are to be measured at fair value with subsequent changes recognized in other income. In accordance with CICA Handbook Section 3855, the Company conducted a search for embedded derivatives in all contractual arrangements and did not identify any embedded features that require separate presentation from the host contract.

As a result of adopting Section 3855, deferred financing costs relating to convertible notes, have been reclassified from deferred financing costs to convertible debentures on the consolidated balance sheet. These costs will be taken into earnings using the effective interest method over the life of the related debt.

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Section 3865, Hedges

This section specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company's financial statements for the three-month period ended July 31, 2007.

**DISCLOSURE OF OUTSTANDING SHARE DATA (as at September 12, 2007)**

**Authorized and Issued Share Capital**

There were 25,327,985 common shares issued and outstanding for a total of $31,896,700 in share capital, net of share issue costs. There are no preferred shares issued.

**Description of Options, Warrants and Convertible securities outstanding**

| Security Type | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| Options | 948,700 | $1.60 | 4/25/08 |
| Options | 24,000 | $1.16 | 7/15/08 |
| Options | 25,000 | $1.20 | 9/5/08 |
| Options | 200,000 | $1.50 | 3/15/09 |
| Options | 57,000 | $2.53 | 9/28/08 |
| Options | 200,000 | $2.25 | 9/28/10 |
| Options | 75,000 | $2.47 | 9/28/08 |
| Options | 30,000 | $5.27 | 2/16/09 |
| Options | 50,000 | $7.44 | 4/8/09 |
| Options | 20,000 | $7.96 | 5/6/09 |
| Options | 30,000 | $7.96 | 5/6/10 |
| Options | 25,000 | $6.18 | 6/27/10 |
| Options | 60,000 | $6.97 | 9/13/10 |
| Options | 60,000 | $6.97 | 9/13/07 |
| Options | 375,000 | $7.23 | 10/6/10 |
| Options | 50,000 | $6.97 | 12/15/10 |
| Options | 400,000 | $7.60 | 2/28/13 |
| Options | 197,500 | $7.35 | 3/7/11 |
| Options | 105,000 | $6.80 | 6/8/10 |
| Options | 130,000 | $6.44 | 6/28/10 |
| Options | 235,000 | $14.16 | 1/4/11 |
| Options | 450,000 | $15.90 | 5/14/12 |
| Warrants | 408,647 | $10.25 | 1/4/11 |
| Warrants | 1,058,702 | $10.25 | 6/6/12 |
| Convertible debentures | 550,898 | $12.07 | 1/4/10 |
| Convertible debentures | 3,012,258 | $8.76 | 6/6/12 |
| Total | 8,777,705 | $1.16 to $15.90 | |

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## DISCLOSURE CONTROLS AND PROCEDURES

As of June 30, 2007, the President and Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") together with the Company's management have evaluated the design of the Company's disclosure controls and procedures. They concluded that the Company's disclosure controls and procedures can provide reasonable, not absolute, assurance that the objectives of the control systems are met.

## INTERNAL CONTROLS

The CEO and CFO are responsible for designing internal control procedures over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company, due to its limited number of staff, has weaknesses in its control over financial reporting which are:

1. Due to the limited number of staff, it is not possible to achieve segregation of all duties. Management has attempted to mitigate the risk of material misstatement in financial reporting through a combination of extensive and detailed review by senior management and the board of directors. Where practicable, the Company will make necessary changes to improve the segregation of duties.
2. Due to the limited number of staff, the Company has a risk of material misstatement related to complex and non-routine complex accounting transaction. Management and Board reviews are utilized to mitigate these risks but there is no guarantee that a material misstatement would be prevented. The Company will attempt to remediate this weakness by employing outside consultants with the appropriate expertise when the need arises to assist with complex accounting and technical issues.

During the quarter ended July 31, 2007 we have not made any changes in the Company's internal controls over financial reporting that would materially affect, or is reasonable likely to materially affect, the Company's internal controls over financial reporting.

## RISKS AND UNCERTAINTIES

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry. Accordingly, investments in biotechnology companies should be regarded as speculative. Biotechnology research and development involves a significant degree of risk. An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this Management's Discussion and Analysis. The risks and uncertainties described below is not an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company's business. If any one or more of the following risks occur, the Company's business, financial condition and results of operations could be seriously harmed. Further, if the Company fails to meet the expectations of the public market in any given period, the market price of the Company's common shares could decline.

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**Early Stage Development and Scientific Uncertainty**

The Company is in an early stage of development, which may require significant additional investment for research and development, scale-up manufacturing, clinical testing, and regulatory submissions of product candidates prior to commercialization. There can be no assurance that any such products will actually be developed. A commitment of substantial time and resources is required to conduct research and clinical trials if the Company is to complete the development of any product. It is not known whether any of these product or process candidates will meet applicable health regulatory standards and obtain required regulatory approvals, or whether such products can be produced in commercial quantities at reasonable costs and be successfully marketed, or whether our products will achieve market acceptance, or if our investment in any such products will be recovered through sales or royalties.

In addition, products may cause undesirable side effects. Results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of pre-clinical or clinical research. If regulatory authorities do not approve the products or if regulatory compliance is not maintained, the Company would have limited ability to commercialize our products, and our business and results of operations would be harmed. The Company may fail to develop any products, to obtain regulatory approvals, to enter clinical trials, or to commercialize any products.

**Lack of Product Revenues and History of Losses**

To date, the Company has not recorded any revenues from the sale of biopharmaceutical products, but has accumulated net losses of $40,351,310 to July 31, 2007. Losses are expected to increase in the near term as the Company continues its product development efforts, enter clinical trials and seek regulatory approval for the sale of our product for the treatment of cardiovascular disease. The Company expects to incur losses unless and until such time as payments from corporate collaborations, product sales and/or royalty payments generate sufficient revenues to fund its continuing operations. Quarter to quarter fluctuations in revenues, expenses and losses are also expected. The Company is unable to predict the extent of any future losses or when the Company will become profitable, if ever. Even if the Company does achieve profitability, it may not be able to sustain or increase profitability on an ongoing basis.

**Review of Strategic Alternatives with UBS**

The Company has engaged UBS to review the potential sale of its technology to a leading life-sciences company. The evaluation is focused on reviewing what steps should be taken by the Company to secure a strategic agreement regarding the Company's technologies. The Company has not yet set a definitive timetable for completion of its evaluation. There can be no assurances that the evaluation process will result in any specific transaction that will be acceptable to the Company.

**Financing Impact on Operations**

As of July 31, 2007, the Company had outstanding face value CAD $39,913,670 of convertible debentures. The amount and the terms of the convertible debentures and other financial obligations could have important consequences for our operations. For example:

- We could increase our vulnerability to general adverse economic condition and industry conditions that could limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

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- We may we required to dedicate a substantial portion of our cash flow to the payment of principal and interest on the debentures, thereby reducing funds available to the Company for operations and any future business opportunities;
- We may be limit our planning flexibility for, or ability to react to, changes in business plans or industry conditions;
- We may be placed at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

The January 2007 convertible debentures contain an adjusting interest rate based on the trading price of the Company's share and carry a range of 10%-15% that once adjusted can not be subsequently reduced. As of September 12, 2007, the rate of interest on the debenture financing is 12%. If the interest rate increases, the Company may not be able to meet its debt service obligations without issuing additional common shares.

**Financing Covenants Governing Debentures**

Our financing contains certain covenants that could impair the Company' ability to take advantage of certain business opportunities that would be advantageous to the Company. The amended debenture contains certain covenants that among other things, limit our ability and the ability of our subsidiary to:

- Issues or incur new debt, excluding certain permitted debt, without offering to repurchase some portion of the debenture at the debt holder discretion.
- Company shall at all times have Available Cash of at least (i) $20,000,000 as of December 31, 2007; (ii) $15,000,000 as of March 30, 2008; (iii) $10,000,000 as of June 30, 2008; and (iv) $10,000,000 as of September 30, 2008, unless the outstanding principal and accrued interest is less than these values. – these are only applicable to the Amended June 2007 financing.
- Issue additional equity instruments such as common shares, options, convertible debt at a purchase price per share less than the conversion price then in effect. Any such issuance less than the conversion price in effect would result in the re-pricing of the conversion price to the new effective price.
- Issue additional new securities without offering 50% of the offered securities to the existing debenture holders.
- Purchase or redeem our capital stock
- Sell or otherwise dispose of assets

These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our industry or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

**Financing Requirements and Access to Capital**

The Company will require substantial additional funds for further research and development, planned clinical testing, regulatory approvals, establishment of pilot-scale manufacturing capabilities and, if necessary, the marketing and sale of its products. The Company may attempt to raise additional funds for these purposes through public or private equity or debt financing, collaborations with other biopharmaceutical companies and/or from other sources. There can be no assurance that additional funding or partnership will be available on terms acceptable to the Company and which would foster successful commercialization of the products.

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## Patents and Proprietary Technology

The Company's success will depend in part on its ability to obtain, maintain, and enforce patent rights, maintain trade secret protection and operate without infringing the proprietary rights of third parties. There can be no assurance that pending patent applications will be allowed and that the Company will develop additional proprietary products that are patentable, that issued patents will provide any competitive advantage or will not be challenged by any third parties, or that patents of others will not have an adverse effect on the ability to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the products, or design around the products patented by the Company. In addition, the Company may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Company. If such licenses are not obtained it could encounter delays in introducing one or more of its products to the market, while it attempts to design around such patents, or could find that the development, manufacturing or sale of products requiring such licenses could be foreclosed. In addition, the Company could incur substantial costs in defending itself in suits brought against it on such patents or in suits which it attempts to enforce its own patents against other parties.

Until such time, if ever, that patent applications are filed, the ability of the Company to maintain the confidentiality of its technology may be crucial to its ultimate possible commercial success. While procedures have been adopted to protect the confidentiality of its technology, no assurance can be given that such arrangements will be effective, that third parties will not gain access to trade secrets or disclose the technology, or that the Company can meaningfully protect its rights to its trade secrets.

## Dependence on Collaborative Partners, Licensors and Others

The Company's activities will require it to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of its products. The Company entered into an exclusive licensing arrangement with Medtronic, Inc., a major medical technology devices company. The Company is eligible to receive certain payments upon successful completion of predefined milestones and would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license agreement. The Company intends to attract other corporate partners and enter into additional research collaborations. There can be no assurance, however, that such collaborations will be established on favourable terms, if at all, or that its current Medtronic agreement or future collaborations will be successful. Failure to attract commercial partners for its products may result in the Company incurring substantial clinical testing, manufacturing and commercialization costs prior to realizing any revenue from product sales or result in delays or program discontinuance if funds are not available in sufficient quantities.

The licensing agreement with Medtronic would give them exclusive, worldwide rights to develop and commercialize its ReVas™ technology. Should Medtronic or any other collaborative partner fail to develop, manufacture, or commercialize successfully any product to which it has rights, or any partner's product to which the Company have rights, the business may be adversely affected. Failure of a collaborative partner to continue to participate in any particular program could delay or halt the development or commercialization of products generated from such program. In addition, there can be no assurance that the collaborative partners will not pursue other technologies or develop alternative products either alone or in collaboration with others, including the Company's

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competitors, as a means for developing treatments for the diseases targeted by the Company's programs.

Furthermore, the Company will hold licenses for certain technologies and there can be no assurance that these licenses will not be terminated, or that they will be renewed on conditions acceptable to the Company. The Company may negotiate additional licenses in respect of technologies developed by other companies and academic institutions. Terms of license agreements to be negotiated may include, inter alia, a requirement to make milestone payments, which may be substantial. The Company will also be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and, in some instances, is responsible for the costs of filing and prosecuting patent applications.

**Damages resulting from claims from former Employers**

Many of the Company's employees were previously employed at universities or other biotechnology or pharmaceutical companies, including competitors or potential competitors. The Company could be subject to claims that these employees or the Company have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if the Company is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If the Company fails in defending such claims, in addition to paying money claims, the Company may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent the ability to commercialize certain product candidates, which could severely harm our business.

**Rapid Technological Change**

The biotechnology and pharmaceutical industries are characterized by rapid and substantial technological change. There can be no assurance that developments by others will not render the products or technologies noncompetitive, or that the Company will keep pace with technological developments. Competitors have developed or are developing technologies that could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired therapeutic effect and could be more effective and less costly than the products to be developed by the Company. In addition, alternative forms of medical treatment may be competitive with the Company's products.

**Government Regulations and Regulation of Drug and Product Approval**

Biotechnology, medical device and pharmaceutical companies operate in a high-risk regulatory environment. The manufacture and sale of products is governed by numerous statutes and regulations in the United States, Canada and other countries. The subject matter of such legislation includes approval of manufacturing facilities, controlled research and testing procedures, review and approval of manufacturing, preclinical and clinical data prior to marketing approval, as well as regulation of marketing activities, notably advertising and labeling. The process of obtaining necessary regulatory approvals is lengthy, expensive and uncertain. The Company or our collaborators may fail to obtain the necessary approvals to commence or continue pre-clinical or clinical testing or to manufacture or market our potential products in reasonable time frames, if at all. In addition, governmental authorities in Canada, the United States, or other countries may enact regulatory reforms or restrictions on the development of new therapies that could adversely affect the regulatory environment in which the Company operates or the development of any products that may be developed. Many of the products and processes that are being

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currently developed require significant development, testing and the investment of significant funds prior to their commercialization. There can be no assurance that any of such products or processes will actually be developed to a commercial level. Completing clinical testing and obtaining required approvals is expected to take several years and to require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company or by the FDA/TPD if it is determined at any time that the subjects or patients are being exposed to unacceptable risks. No assurance can be given that the product candidates will prove to be safe and effective in clinical trials or that the Company will receive the requisite regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may be granted with specific limitations on the indicated uses for which that drug may be marketed or may be withdrawn if problems occur following initial marketing or if compliance with regulatory standards is not maintained.

**Competition**

Technological competition from pharmaceutical companies, biopharmaceutical companies and universities is intense and is expected to increase, in particular in the market for therapeutic products to treat, mitigate or prevent cardiovascular disease. Many potential competitors may have substantially greater product development capabilities or financial, scientific, marketing and human resources exceeding those of the Company. Moreover, competitors may develop products more quickly and obtain regulatory approval for such products more rapidly, or develop products which are more effective than those which the Company intends to develop. Research and development by others may render the Company's technology or products obsolete or noncompetitive or produce treatments or cures superior to any therapy developed or to be developed by the Company.

**Dependence on Key Personnel**

The Company depends on certain members of its management and scientific staff and the loss of services of one or more of whom could adversely affect the operations, research and development. In addition, the Company's ability to manage growth effectively will require it to continue to implement and improve its management systems and to recruit and train new employees. There can be no assurance that the Company will be able to successfully attract and retain skilled and experienced personnel.

**Status of Healthcare Reimbursement**

The ability to successfully market certain therapeutic products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Significant uncertainty exists as to whether newly approved healthcare products will qualify for reimbursement. Furthermore, challenges to the price of medical products and services are becoming more frequent. There can be no assurance that adequate third-party coverage will be available to establish price levels, which would allow the Company to realize an acceptable return on its investment in product development.

**Potential Product Liability**

Pharmaceutical products involve an inherent risk of product liability claims and associated adverse publicity. Product liability insurance is costly, availability is limited and may not be on terms which would be acceptable to the Company, if at all. An inability to maintain

File No. 35003

sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of potential products. A product liability claim brought against the Company or withdrawal of a product from the market, could have a material adverse effect upon the Company and its financial condition.

**Volatility of Share Price, Absence of Dividends and Fluctuation of Operating Results**

Market prices for the securities of biotechnology companies, including the Company, have historically been highly volatile. Factors such as fluctuation of the Company's operating results, announcements of technological innovations, patents or new commercial products by the Company or competitors, results of clinical testing, regulatory actions, or public concern over the safety of biopharmaceutical products and other factors could have a significant effect on the share price or trading volumes for the common shares. The Company's common shares have been subject to significant price and volume fluctuations and may continue to be subject to significant price and volume fluctuations in the future. Resulting fluctuations below the conversion prices on the convertible debt financing could have an adverse affect on the Company's cash flow or a dilution of ownership from the issuance of common stock, if the holders of the debt choose to convert the debt at such a time where the Company's shares are trading on the stock market below the conversion prices then in effect. Such an action would obligate the Company to pay interest to maturity of the Convertible Debt in the form of cash, common stock or a combination thereof. The Company has not paid dividends to date and does not expect to pay dividends in the foreseeable future.

**U.S. Investors Civil Liabilities**

The Company was formed under the laws of Alberta, Canada. Some of the members of the board of directors and officers are residents of countries other than the U.S. As a result, it may be impossible for U.S. investors to affect service of process within the U.S. upon the Company or these persons or to enforce against the Company or these persons any judgments in civil and commercial matters, including judgments under U.S. federal or state securities laws. In addition, a Canadian court may not permit U.S. investors to bring an original action in Canada or to enforce in Canada a judgment of a state or federal court in the U.S.

**ADDITIONAL INFORMATION**

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

File No. 35003

**Notice to Reader**

The management of Resverlogix Corp. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and included all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated September 12, 2007.

signed "Donald J. McCaffrey"
President and CEO

signed "Kelly McNeill"
CFO

File No. 35003

# RESVERLOGIX CORP.

Interim Consolidated Balance Sheets

| | July 31, 2007 (unaudited) | April 30, 2007 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 8,270,231 | $ 543,182 |
| Short term investments | 24,366,765 | 12,183,765 |
| Prepaid expenses and deposits | 577,220 | 851,322 |
| | 33,214,216 | 13,578,269 |
| Property and equipment (note 3) | 1,158,257 | 940,526 |
| Intellectual property and patents (note 4) | 538,579 | 518,160 |
| Deferred financing costs (note 5) | – | 1,574,906 |
| | $34,911,052 | $16,611,861 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 2,345,038 | $ 2,564,477 |
| Accrued interest on debentures | 450,283 | 483,815 |
| | 2,795,321 | 3,048,292 |
| Convertible debentures (note 5) | 25,057,273 | 14,694,289 |
| Shareholders' equity: (note 6) | | |
| Common shares | 25,397,082 | 20,540,096 |
| Convertible debentures equity component | 3,129,747 | 1,320,428 |
| Contributed surplus | 8,199,086 | 6,746,518 |
| Warrants | 10,683,853 | 3,627,737 |
| Deficit | (40,351,310) | (33,365,499) |
| | 7,058,458 | (1,130,720) |
| Nature of operations (note 1) | | |
| Commitments (note 7) | | |
| | $34,911,052 | $16,611,861 |

See accompanying notes to the interim consolidated financial statements.

File No. 35003

# RESVERLOGIX CORP.

Interim Consolidated Statements of Operations and Deficit

| | Three months ended July 31, 2007 | 2006 |
|---|---|---|
| | (unaudited) | |
| Revenue: | | |
| Interest income | $ 296,215 | $ 56,967 |
| Gain on sale of short term investments | – | 514 |
| | 296,215 | 57,481 |
| Expenses: | | |
| Research and development | 3,929,465 | 1,200,719 |
| General and administrative | 596,275 | 497,242 |
| Stock-based compensation | 1,452,568 | 281,574 |
| Interest and accretion on convertible debentures | 1,300,807 | – |
| Depreciation and amortization | 111,660 | 65,694 |
| Foreign exchange loss (gain) | (108,749) | 8,684 |
| | 7,282,026 | 2,053,913 |
| Loss for the period | 6,985,811 | 1,996,432 |
| Deficit, beginning of period | 33,365,499 | 14,383,714 |
| Share repurchase (note 6) | – | 240,722 |
| Deficit, end of period | $40,351,310 | $16,620,868 |
| Loss per common share – basic and diluted | $ 0.28 | $ 0.08 |
| Weighted average number of common shares | 24,541,824 | 24,166,331 |

See accompanying notes to the consolidated interim financial statements.

File No. 35003

# RESVERLOGIX CORP.

Interim Consolidated Statements of Cash Flows

| | Three months ended July 31, 2007 | 2006 |
|---|---|---|
| | (unaudited) | |
| Cash provided by (used in): | | |
| Operations: | | |
| Loss for the period | $ (6,985,811) | $(1,996,432) |
| Items not involving cash: | | |
| Stock-based compensation | 1,452,568 | 281,574 |
| Depreciation and amortization | 111,660 | 65,694 |
| Debenture accretion | 621,708 | – |
| Unrealized foreign exchange loss | 27,289 | 187 |
| Gain on sale of short term investments | – | (514) |
| | (4,772,586) | (1,649,491) |
| Changes in non-cash working capital: | | |
| Prepaid expenses and deposits | 274,102 | (71,259) |
| Accounts payable and accrued liabilities | (242,460) | (9,439) |
| Accrued interest on debentures | (37,800) | – |
| | (4,778,744) | (1,730,189) |
| Financing: | | |
| Proceeds on issue of convertible debentures (net of issue costs) | 24,648,677 | – |
| Proceeds from exercise of options and warrants | – | 206,226 |
| Interest expenses paid in common shares | 677,219 | – |
| Share repurchase | – | (284,210) |
| Unrealized foreign exchange gain | (287,294) | – |
| | 25,038,602 | (77,984) |
| Investing: | | |
| Short term investments | (11,890,761) | 469,043 |
| Property and equipment additions | (320,315) | (149,386) |
| Patent additions | (29,494) | (131,366) |
| Unrealized foreign exchange gain | (292,239) | – |
| | (12,532,809) | 188,291 |
| Increase (decrease) in cash and cash equivalents | 7,727,049 | (1,619,882) |
| Cash and cash equivalents, beginning of period | 543,182 | 3,059,166 |
| Cash and cash equivalents, end of period | $ 8,270,231 | $ 1,439,284 |

See accompanying notes to the interim consolidated financial statements.

# RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements

As at July 31, 2007 and 2006

The interim consolidated financial statements of Resverlogix Corp. (the "Company") were prepared by management using accounting policies and methods of their application consistent with those used in the preparation of the Company's audited consolidated financial statements for the year ended April 30, 2007. The disclosure, which follows, is incremental to the disclosure included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended April 30, 2007.

**1. Nature of operations:**

The Company is moving through the research and development stages of biopharmaceutical development. Early drug development stages such as discovery, preclinical, and lead optimization can take several years to complete. The environment of drug development is a long process, and as such the Company has not generated any commercial revenue or a customer base.

The Company has the following projects under development:

(a) NexVas™Plaque Regression (PR):

The Company's lead technology NexVas™ is an ApoA1/high-density lipoprotein (HDL) enhancement program. ApoA1 is the key building block cardio protective protein of HDL (the good cholesterol). ApoA1/HDL enhancement technology focuses on the treatment of numerous cardiovascular diseases including the reversal of atherosclerotic plaque.

(b) NexVas™Vascular Inflammation (VI) / ReVas™:

The NexVas™VI program emphasizes the involvement of chronic inflammation in the formation of atherosclerotic plaques. The focus is to identify novel small molecules that regulate pro-inflammatory mediators of atherosclerosis.

ReVas™ technology is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of cardiovascular disease, in particular restenosis.

(c) NexVas™ Alzheimer's Disease (AD):

The NexVas™AD program is a discovery stage technology for the development of drugs that enhance ApoA-I for stabilization and regression of Beta Amyloid Plaque.

(d) TGF-β Shield™:

This technology is an approach to suppress the ability of cancers to avoid the immune system's cancer killing activity, and has been re-engineered to treat fibrotic diseases of the eye, liver, lung, heart and kidney. The initial technology was acquired in June 2003. In July 2004, the Company filed a patent application to protect the therapeutic applications of this technology.

**1. Nature of operations continued:**

Research and development expenditures on these projects are as follows:

| | Three months ended July 31, | | Cumulative since |
|---|---|---|---|
| | 2007 | 2006 | inception |
| NexVas PR | $3,624,507 | $1,156,154 | $18,295,542 |
| NexVas VI / ReVas | 304,958 | – | 1,460,253 |
| TGF-β Shield | – | 44,565 | 689,513 |
| | $3,929,465 | $1,200,719 | $20,445,308 |

As the Company has no established revenue base, it is reliant on equity financing for funding its projects under development. At July 31, 2007, the Company had $30.5 million of working capital including $32.6 million of cash and short term investments. In June 2007, the Company raised U.S. $25.0 million through convertible debenture financing issued to certain institutional investors. Management has concluded that it has sufficient working capital to fund its development and corporate operations beyond July 31, 2008.

**2. Changes in accounting policies:**

Effective May 1, 2007, the Company adopted the new recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation, Section 3865, Hedges and Section 1530, Comprehensive Income. In accordance with the transitional provisions of the new standards, prior period financial statements were not restated.

a) Comprehensive Income:

Section 1530, introduces a new financial statement which shows the change in equity of an enterprise during a period from transaction and other events arising from non-owner sources. The Company has not recognized any adjustment through comprehensive income for the three-month period ended July 31, 2007.

b) Financial Instruments – recognition and measurement; disclosure and presentation

Sections 3855 and 3861, establish standards for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. The Company is required to designate its financial instruments into one of five categories, which determine the manner of evaluation of each instrument and the presentation of related gains and losses. Depending on the financial instruments' classifications, changes in subsequent measurement are recognized in net income or comprehensive income.

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**2. Changes in accounting policies (continued):**

The Company has designated its financial instruments as follows:

- Cash and cash equivalents and short-term investments are classified as "Available-for-Sale" and carried at fair value and changes in fair value of financial assets are marked-to-market and recorded in other comprehensive income at each period end.
- Accounts payable, accrued liabilities and convertible debentures are classified as "Other Liabilities". After initial fair value measurement, they are measured at amortized cost using the effective interest rate method.

The new standard requires derivative instruments that may be recorded in other financial instruments (the "host instrument") to be treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument and are to be measured at fair value with subsequent changes recognized in other income. In accordance with CICA Handbook Section 3855, the Company conducted a search for embedded derivatives in all contractual arrangements and did not identify any embedded features that require separate presentation from the host contract.

As a result of adopting Section 3855, deferred financing costs of $1,574,906 as at April 30, 2007 relating to convertible notes, have been reclassified from deferred financing costs to convertible debentures on the consolidated balance sheet. These costs will be taken into earnings using the effective interest method over the life of the related debt.

c) Equity

Section 3251, Equity, describes standards for the presentation of equity and changes in equity for the reporting period as a result of the application of Section 1530, Comprehensive Income. This standard did not have an impact on the Company's financial statements for the three-month period ended July 31, 2007.

d) Hedges

Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company's financial statements for the three-month period ended July 31, 2007.

File No. 35003

# RESVERLOGIX CORP.

Notes to Interim Consolidated Financial Statements, page 4

As at July 31, 2007 and 2006

**3. Property and equipment:**

| July 31, 2007 | Cost | Accumulated depreciation | Net book value |
|---|---|---|---|
| Laboratory equipment | $ 1,358,392 | $ 457,212 | $ 901,180 |
| Office furniture and equipment | 65,093 | 37,471 | 27,622 |
| Computer equipment | 174,211 | 116,549 | 57,662 |
| Computer software | 77,927 | 65,409 | 12,518 |
| Leasehold improvements | 461,761 | 302,486 | 159,275 |
| | $ 2,137,384 | $ 979,127 | $ 1,158,257 |

| April 30, 2007 | | | |
|---|---|---|---|
| Laboratory equipment | $ 1,048,140 | $ 415,826 | $ 632,314 |
| Office furniture and equipment | 61,984 | 34,669 | 27,315 |
| Computer equipment | 173,493 | 107,080 | 66,413 |
| Computer software | 76,582 | 63,462 | 13,120 |
| Leasehold improvements | 456,870 | 255,506 | 201,364 |
| | $ 1,817,069 | $ 876,543 | $ 940,526 |

**4. Intellectual property and patents:**

| July 31, 2007 | Cost | Accumulated amortization | Net book value |
|---|---|---|---|
| Acquired property (NexVas) | $ 818 | $ 147 | $ 671 |
| Patents | 602,264 | 64,356 | 537,908 |
| | $ 603,082 | $ 64,503 | $ 538,579 |

| April 30, 2007 | | | |
|---|---|---|---|
| Acquired property (NexVas) | $ 818 | $ 136 | $ 682 |
| Patents | 712,193 | 65,207 | 646,986 |
| Patent abandonment | (139,423) | (9,915) | (129,508) |
| | $ 573,588 | $ 55,428 | $ 518,160 |

File No. 35003

# RESVERLOGIX CORP.



## 5. Convertible debentures:

Convertible debentures and its equity components consist of the following:

| | U.S. $17 million Carrying Value | U.S. $25 million Carrying Value | Total Amount |
|---|---|---|---|
| Jan 4, 2007 debenture issuance | $ 19,280,980 | $ – | $ 19,280,980 |
| Warrants issued to debenture holders | (3,627,737) | – | (3,627,737) |
| Portion allocated to equity | (1,320,428) | – | (1,320,428) |
| Accretion of non-cash interest expense | 407,640 | – | 407,640 |
| Foreign exchange translation | (694,166) | – | (694,166) |
| Balance, April 30, 2007 | $ 14,694,289 | $ – | $ 14,694,289 |
| June 6, 2007 debenture issuance | $ – | $26,630,000 | $26,630,000 |
| Debenture issue costs | (1,574,908) | (1,981,323) | (3,556,231) |
| Warrants issued to debenture holders | – | (7,056,116) | (7,056,116) |
| Portion allocated to equity | – | (2,202,559) | (2,202,559) |
| Conversions to common shares | (3,776,278) | (10,249) | (3,786,527) |
| Accretion net of interest expense | 345,353 | 276,355 | 621,708 |
| Foreign exchange translation | (296,422) | 9,131 | (287,291) |
| Balance July 31, 2007 | $ 9,392,034 | $ 15,665,239 | $ 25,057,273 |

U.S. $17,000,000 Convertible Debenture Financing

The Company issued $17.0 million (U.S.) of senior secured convertible debentures on January 4, 2007 that mature on January 4, 2010, and bear a coupon rate of 8% per annum paid semi-annually on July 1 and January 1 of each year. The interest rate may be increased pursuant to certain conditions where trading ranges of Company's share price closes below the conversion price used to value the conversion rights. Where such conditions occur, the debenture's coupon rate can range between 10%-15% per annum and can not be subsequently decreased. As of the quarter ended July 31, 2007, the debentures carried an interest rate of ten percent, a two percent increase from its initial rate.

The debentures are convertible any time at the option of the holders into common shares at a conversion price of $12.07 per share, subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the conversion price.

The Company, at its option, can initiate a mandatory conversion of the debentures into common shares in equal one-third conversion amounts under the following conditions:

(i) Mandatory conversion of equal one-third principal amounts at 130%, 150% and 175% of the conversion price in effect after May 4, 2007-January 4, 2008, January 5, 2007 – July 4, 2007 and July 5, 2008 to the maturity of the debt respectively.

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**5. Convertible debentures (continued):**

(ii) Average daily trading volumes on the trading market are at least 100,000 shares for 20 consecutive trading days.

(iii) Each of the Equity Conditions has been satisfied during such 20 trading days and through the applicable conversion date.

The Company at its option may, subject to certain restrictions noted in the next sentence, pay the semi-annual interest in the form of cash, common shares or some combination thereof. If the interest obligation is paid in shares, the number of common shares issued will be based on the interest obligation divided by 90% of the volume weighted average price for the 5 trading days preceding the interest payment date. The Company may elect to pay in common shares in whole or in part, only if certain equity conditions are met and trading dollar volumes preceding those payment dates equal or exceed $250,000 for 20 consecutive trading days unless otherwise waived by the holder ('Equity Conditions").

In circumstances where the Company's share price trades at or below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures at such time, the Company is obligated to pay interest at the then applicable rate on the converted amount commencing on the conversion date through the maturity date at the time of conversion. The Company, at its election, can pay the interest in cash, common shares or some combination thereof pursuant to the Equity Conditions. If the obligation is paid in shares, the formula noted above will be used to determine the number of shares issued.

In the event of default on the convertible debenture or upon a change of control, the holder has the option to require the Company to repurchase all or any portion of the outstanding principal at a price equal to the greater of 125% of (i) the outstanding principal, plus all accrued interest or (ii) the 5 consecutive day average closing price attributed to the underlying shares, plus all accrued interest.

As part of the issuance of the debentures 408,647 accompanying warrants were issued to the holders of the convertible debt at an exercise price of $15.09 per share, subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the conversion price.

U.S. $25,000,000 Convertible Debenture Financing

The Company issued $25.0 million (U.S.) of senior secured convertible debentures on June 6 2007 that mature on June 6, 2012, and bear a coupon rate of 8% per annum paid semi-annually on July 1 and January 1 of each year. The interest rate may be increased pursuant to certain conditions where trading ranges of Company's share price closes below the conversion price used to value the conversion rights. Where such conditions occur, the debenture's coupon rate can range between 10%-15% per annum. The interest rate can be subsequently decreased at certain measurement dates (June 5 and December 5) for as long as the note is outstanding

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**5. Convertible debentures (continued):**

provided the interest rate can not be adjusted downwards in excess of 2% during any particular measurement date. In no event can the interest rate be adjusted to a rate below 8%. As of the quarter ended July 31, 2007, the interest rate was increased to 11% due to trading prices closing below the trading ranges of the debenture.

The debentures are convertible any time at the option of the holders into common shares at a conversion price of $17.50 per share, subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the conversion price.

The Company, at its option, can initiate a mandatory conversion of the debentures into common shares in equal one-third conversion amounts under the following conditions:

(iv) Mandatory conversion of equal one-third principal amounts at 130%, 150% and 175% of the conversion price in effect after October 6, 2007-June 6, 2008, June 7, 2007 – December 7, 2007 and December 8, 2008 to the maturity of the debt respectively.

(v) Average daily trading volume on the trading market is at least 100,000 shares for 20 consecutive trading days.

(vi) Each of the Equity Conditions has been satisfied during such 20 trading days and through the applicable conversion date.

The Company at its option may, subject to certain restrictions noted in the next sentence, pay the semi-annual interest in the form of cash, common shares or some combination thereof. If the interest obligation is paid in shares, the number of common shares issued will be based on the interest obligation divided by 90% of the volume weighted average price for the 5 trading days preceding the interest payment date. The Company may elect to pay in common shares in whole or in part, only if certain equity conditions are met and trading dollar volumes preceding those payment dates equal or exceed $250,000 for 20 consecutive trading days unless otherwise waived by the holder ('Equity Conditions").

In circumstances where the Company's share price trades at or below the conversion price then in effect for a pre-determined period of time and the holders converts their debentures at such time, the Company is obligated to pay interest at the then applicable rate on the converted amount commencing on the conversion date through the maturity date at the time of conversion. The Company, at its election, can pay the interest in cash, common shares or some combination thereof pursuant to the Equity Conditions. If the obligation is paid in shares, the formula noted above will be used to determine the number of share issued.

In the event of default on the convertible debenture or upon a change of control, the holder has the option to require the Company to repurchase all or any portion of the outstanding principal at a price equal to the greater of 125% of (i) the outstanding principal, plus all accrued interest or (ii)

**5. Convertible debentures (continued):**

the 5 consecutive day average closing price attributed to the underlying shares, plus all accrued interest.

As part of the issuance of the debentures 529.350 accompanying warrants were issued to the holders of the convertible debt at an exercise price of $20.63 per share, subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the conversion price.

The warrants have been valued for financial statement presentation using the Black-Scholes option pricing model with assumptions that are further described in Share Capital under note 7 of the financial statements. The value of the warrants has been deducted from the carrying value of the convertible debentures.

Unless permitted under Canadian securities legislation, the holders of the debentures, warrants and common shares underlying the debentures and warrants will not be able to trade the debentures, warrants or common shares underlying the debentures and warrants until October 8, 2007.

In accordance with GAAP, the Company's convertible debentures are accounted for as a compound financial instrument and is classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature. The debt component is measured at the issue date as the present value of cash payments of interest and principal due under the terms at a rate which approximates the estimated interest rate of a similar non-convertible financial instrument with comparable terms and risk. The difference between the value as determined in this manner and the face value of the convertible debentures has been allocated to equity. Upon conversion, a portion of the debt and equity are transferred to share capital. The debt balance associated with convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of operations and deficit.

Issue costs incurred in connection with the issuance of the January 2007 convertible debentures were $1,764,153 and were classified as of April 30, 2007 as deferred financing charges that were amortized over the life of the debt. As of May 1, 2007 the net book value of $1,574,908 has been reclassified from deferred financing costs to the convertible debentures as a result of adopting the new accounting standard. These costs will be taken into earnings using the effective interest method over the life of the related debt.

Issue costs incurred in connection with the issuance of the June 2007 convertible debentures were $1,981,323. These costs were recorded net of the convertible debentures and will receive similar accounting treatment as a result of adopting the new accounting standard.

File No. 35003



**6. Share capital:**

(a) Issued and outstanding:

| Common shares | Number of shares | Amount |
|---|---|---|
| Balance, April 30, 2006 | 24,127,789 | $20,313,242 |
| Issued on exercise of warrants | 68,742 | 206,226 |
| Issued on exercise of stock options | 29,000 | 34,640 |
| Transfer from warrants on exercise of warrants | | 83,520 |
| Transfer from contributed surplus on exercise of options | | 25,690 |
| Shares repurchased and cancelled | (127,500) | (123,222) |
| Balance, April 30, 2007 | 24,098,031 | 20,540,096 |
| Conversion of debentures | 472,478 | 3,786,527 |
| Interest costs paid in common shares | 47,002 | 677,219 |
| Transfer from equity component on conversion of debentures | | 393,240 |
| Balance, July 31, 2007 | 24,617,511 | $25,397,082 |

(b) Normal Course Issuer Bid:

On August 11, 2006, the Company announced a second Normal Course Issuer Bid allowing the Company to repurchase up to 150,000 common shares during the period of August 14, 2006 to August 13, 2007 at the market price at the time of the repurchase. In 2007, the Company acquired 82,200 of its common shares at an average price of $5.91 per share. The total cost of this program including commissions is $490,796. No shares were acquired in the three months ended July 31, 2007. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit. All common shares repurchased by the Company were cancelled.

File No. 35003



**6. Share capital (continued):**

(c) Stock options:

The Company has a stock option program whereby the Company may grant options to its directors, officers, employees and consultants for up to 10% of the issued and outstanding common shares. The majority of options fully vest over two to three years and have a two to five year term.

| | July 31, 2007 | | April 30, 2007 | |
|---|---|---|---|---|
| | Number of options | Weighted average exercise price | Number of options | Weighted average exercise price |
| Outstanding at beginning of period | 3,297,200 | $ 5.16 | 2,896,200 | $ 4.05 |
| Options re-priced | – | – | – | .70 |
| Granted at greater than or equal to market price | 450,000 | 15.90 | 470,000 | 10.38 |
| Exercised | – | – | (29,000) | 1.19 |
| Expired | – | – | (40,000) | 7.25 |
| Outstanding at end of period | 3,747,200 | $ 6.45 | 3,297,200 | $ 5.16 |
| Weighted average remaining contractual life | 2.9 years | | 2.8 years | |

The weighted average fair value of the options granted during the three months ending July 31, 2007 was $11.16 per option using the Black-Scholes option pricing model with the following weighted average assumptions:

| | |
|---|---|
| Risk free interest rate | 4% |
| Expected life | 5 years |
| Expected volatility | 87% |

(d) Warrants:

As part of the issuance of convertible debentures 529,350 accompanying warrants were issued to the holders of the convertible debt at an exercise price of $20.63 per share. Unless permitted under Canadian securities legislation, the holders of the warrants will not be able to exercise and trade the warrants until October 7, 2007.

Fil No. 35003



**6. Share capital (continued):**

(d) Warrants (continued):

The following table summarizes the changes in common share purchase warrants outstanding:

| | Number of warrants | Amount | Weighted average exercise price |
|---|---|---|---|
| Outstanding, April 30, 2006 | 68,742 | $ 83,520 | $ 3.00 |
| Granted in connection with convertible debentures | 408,647 | 3,627,737 | 15.09 |
| Exercised during period | (68,742) | (83,520) | 3.00 |
| Outstanding, April 30, 2007 | 408,647 | 3,627,737 | 15.09 |
| Granted in connection with convertible debentures | 529,350 | 7,056,116 | 20.63 |
| Outstanding, July 31, 2007 | 937,997 | $10,683,853 | $ 18.22 |

(e) Contributed surplus:

The changes in contributed surplus balance are as follows:

| | Amount |
|---|---|
| Balance, April 30, 2006 | $ 2,347,073 |
| Options exercised | (25,690) |
| Fair value of options granted | 4,425,135 |
| Balance, April 30, 2007 | 6,746,518 |
| Fair value of options granted | 1,452,568 |
| Balance, July 31, 2007 | $ 8,199,086 |

(f) Per share amounts:

The loss per share has been calculated based on the weighted average shares outstanding during the period. The effect upon the conversion of stock options and warrants is anti-dilutive.

File No. 35003



**7. Commitments:**

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $522,282 and have been appropriately accrued in the financial statements. In addition, the Company is committed to pay $2,663,000 for completion of the studies, and all payments are anticipated in the next year.

As at July 31, 2007, the Company was committed to operating lease payments for office and laboratory premises as follows:

| | |
|---|---|
| 2008 | $ 152,256 |
| 2009 | 11,006 |

**8. Subsequent Event:**

On August 31, 2007, the Company amended the terms of the $25 million U.S. June 2007 convertible debentures to eliminate the Interest to Maturity provisions and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate. In exchange for these amendments, the conversion price has been amended to $8.76 from the original conversion price of $17.50. In addition, the warrants issued under the June 2007 financing have been re-priced to $10.25 from $20.63 and an additional 529,000 warrants have been issued.

The amended agreement also provides the holders with a once monthly 5% put option of principal amount at issuance. The put option provides the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company has the option to pay the put obligation with shares if the common shares at the time of the put date is greater than $4.00 and the total dollar value traded on the trading market for no less than 10 of such 20 consecutive Trading Days shall be at least $250,000 ("Equity Conditions"). The monthly put options are cumulative (if previous monthly put options are not exercised) but at no time can the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount. The cumulative put in excess of the 5% monthly put option ("Excess put") can be paid in common shares and is not subject to the Equity Conditions.

The first put option is available to the holders after October 31, 2007. Unless permitted under Canadian securities legislation, the holders of the debentures, warrants and common shares will not be able to trade the debentures, warrants or common shares until October 8, 2007.

The Company at its option may, subject to certain restrictions, pay the semi-annual interest in the form of cash, common shares or some combination thereof. If the interest obligation is paid in shares, the number of common shares issued will be based on the interest obligation divided by 90% of the volume weighted average price for the 5 trading days preceding the interest payment date. The Company may elect to pay in common shares in whole or in part, only if the Equity Conditions are met.

File No. 35003

# RESVERLOGIX CORP.



**8. Subsequent Event (continued):**

The Company has a mandatory conversion option after June 30, 2008 which requires the holders to convert all of their debentures to common shares when the Company stock trades over $18.00, subject to certain trading conditions.

In the event of default on the convertible debenture or upon a change of control, the holder has the option to require the Company to repurchase all or any portion of the outstanding principal at a price equal to the greater of 125% of (i) the outstanding principal, plus all accrued interest or (ii) the 5 consecutive day average closing price attributed to the underlying shares, plus all accrued interest.

The amended principal balance for the January and June 2007 outstanding convertible debentures is U.S. $7,407,302 and U.S. $25,603,736 respectively, which includes accrued interest of U.S. $120,834 and U.S. $620,270 up to the date of the amendment.

In addition, the Company as part of the financing amendment, the January 2007 debentures has been amended to eliminate the trading volume equity conditions under the original debenture. These original conditions limited the ability of the Company to issue shares in lieu of cash when paying any interest obligation. The Company has amended the January 2007 warrants previously priced at $15.09 to $10.25 in exchange for the waiver of the volume related equity conditions. The balance of the January 2007 notes and warrants remain unchanged from its original form.

END